Proxy Statement

2025



verizon

Notice of Annual Meeting of Shareholders

How to vote



Online


Phone



Mail


At the virtual meeting

Shareholders as of the close of business on March 24, 2025, the record date, may vote at the meeting.

If you are a registered shareholder or Verizon savings plan participant, you may vote online at **www.envisionreports.com/vz**, by telephone or by mailing a proxy card. If you hold your shares through a bank, broker or other institution, you will receive a voting instruction form that explains the various ways you can vote. We encourage you to vote your shares as soon as possible.

April 7, 2025

By Order of the Board of Directors,
William L. Horton, Jr.
Senior Vice President, Deputy General Counsel and
Corporate Secretary

Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

Important Notice Regarding Availability of Proxy Materials for Verizon's Shareholder Meeting to be Held on May 22, 2025

The 2025 Proxy Statement and 2024 Annual Report on Form 10-K are available at **www.edocumentview.com/vz**.

We are making the proxy materials first available on or about April 7, 2025.

Date and time

Thursday, May 22, 2025
10:00 AM, Eastern Daylight Time

Online virtual meeting site

meetnow.global/VZ2025

Information on how to access the meeting, vote and ask questions at the meeting, can be found beginning on page 69 of the proxy statement. You will not be able to attend the meeting at a physical location.

Items of business

- Elect the 10 Directors identified in the accompanying proxy statement
- Approve, on an advisory basis, Verizon's executive compensation
- Ratify the appointment of the independent registered public accounting firm
- Act on the shareholder proposals described in the proxy statement that are properly presented at the meeting
- Consider any other business that is properly brought before the meeting

This page intentionally left blank.

To our shareholders:

A message from Hans Vestberg, Chairman and CEO, and Daniel Schulman, Independent Lead Director

To Our Fellow Shareholders:

Verizon has delivered strong customer growth and profitability based on the bold actions we took to expand and reinforce our industry leadership. Thank you for taking the time to read through our Proxy and to vote on this year's shareholder proposals ahead of our 2025 Annual Shareholders Meeting. We are proud to serve our shareholders and value your participation.

We view 2024 as a pivotal part of our growth story—a year where we realized positive results from the investments and actions we took to create an even stronger Verizon. For example, we more than doubled wireless postpaid phone net additions year-over-year, and in the fourth quarter, we added nearly 1 million postpaid mobile and broadband subscribers, our best quarterly result in more than a decade. We introduced customer-first offerings like myHome, Verizon Access and Verizon Business Complete and refreshed our brand to give customers more choices and flexibility and advance the momentum in the business.

Our network, product portfolio and brand are resonating with our customers and driving growth as we continue to power and empower how our people live, work and play. Given the financial strength of our business, we increased our dividend for the 18th consecutive year while investing in our business and paying down debt.

Sincerely,

Hans Vestberg
Chairman and Chief Executive Officer

We have also built a more efficient and focused organization. With the execution of the Voluntary Separation Program, we ended the year with fewer than 100 thousand employees, down over 5 thousand from a year ago. This gives us more flexibility to execute our strategy and deliver on our capital allocation priorities. We have deployed C-Band spectrum to nearly 70 percent of our planned sites, and expect to be within 80 to 90 percent by the end of 2025. Where we have C-Band spectrum deployed, we see higher customer satisfaction and lower churn. Along with the ongoing deployment of 5G Ultra Wideband, we made bold moves like expanding our broadband footprint with the pending acquisition of Frontier, creating new satellite partnerships, spectrum purchases and our towers transaction.

We enter 2025 with clear priorities and momentum across our businesses. We are focused on providing exceptional customer experiences, operational excellence, financial discipline all while adhering to our capital allocation model. We have a great leadership team in place, which has executed our strategy well and continues to innovate for all our stakeholders.

We appreciate your trust and are committed to working for our collective long-term success.

Daniel Schulman
Independent Lead Director

Table of contents

Proxy summary   i

Governance   1

Item 1: Election of Directors   1

Our approach to Board composition   1
Our Board's independence   2
Director nominations   2
Director criteria, qualifications and experience   3
Election process   3
Nominees for election   3

Our governance framework   9

Board leadership structure   9
Board meetings and executive sessions   10
Service on other boards and
time commitments   10
Board committees   10
Board and committee assessments   13
Director orientation and continuing education   13
Oversight of strategy   13
Oversight of business risks   14
Other risk-related matters   16
Our approach to shareholder engagement   17
How to contact the Board   17

Non-employee Director compensation   18

Executive compensation   19

**Item 2: Advisory vote to approve executive
compensation**   19

Compensation discussion and analysis   20

Compensation Committee Report   36

Compensation tables   37

Audit matters   57

**Item 3: Ratification of appointment of
independent registered public
accounting firm**   57

Audit Committee Report   59

Stock ownership   60

**Security ownership of certain beneficial
owners and management**   60

Items 4 –6 Shareholder proposals   62

Item 4: Climate lobbying alignment   62

Item 5: Lead-sheathed cable report   65

**Item 6: Discrimination in
advertising services**   67

Additional information   69

**Additional information about our
annual meeting**   69

Contacting us   74

Other business   74

Appendix A   A-1

Proxy summary

This summary highlights information contained in the proxy statement and does not contain all of the information you should consider. We encourage you to read the entire proxy statement before voting. For information regarding Verizon's 2024 performance, please read Verizon's 2024 Annual Report on Form 10-K.

2024 Highlights

- **Verizon delivered strong customer growth and profitability in 2024**
- **Raised dividend for 18th consecutive year**
- **More than doubled wireless postpaid phone net additions compared to 2023**
- **Continued to take broadband market share with Fios and fixed wireless access**
- **Executed bold strategic moves, including brand refresh, pending Frontier acquisition, Vertical Bridge tower transaction, UScellular spectrum acquisition and satellite partnerships with AST Space Mobile and Skylo**

Meeting information

Date and time May 22, 2025 at 10:00 AM, Eastern Daylight Time

Online virtual meeting The meeting will be held virtually via the internet at **meetnow.global/VZ2025**, where you will be able to vote electronically and submit questions during the meeting.

Record date March 24, 2025

Meeting access, submission of questions and voting information can be found beginning on page 69.



Agenda and voting recommendations

 ## Item 1: Election of Directors

The Board of Directors recommends that you vote **FOR** the election of the Board's nominees.

The Director candidates nominated by our Board of Directors are all proven leaders with a strong sense of integrity and respect for differing viewpoints. As a group, they bring a mix of backgrounds, perspectives, skills, experiences and expertise that contributes to a well-rounded Board that is uniquely positioned to effectively oversee Verizon's strategy and businesses. For additional information about the Director candidates and their respective qualifications, please see the "Governance" section beginning on page 1.



Our nominees' skills and experience

10	Consumer/B2B/retail
3	Cybersecurity and data stewardship
10	Financial expertise
3	Marketing and brand management
5	Regulatory/public policy
10	Risk management
10	Strategic planning
5	Technology
4	Telecommunications



Board representation*

30%
people of color

3 of 10

40%
women

4 of 10

Board tenure and age*

6.9
years
average tenure

64
years old
average age

* Based on our 10 nominees as of April 7, 2025.

Our nominees at a glance

 **Shellye Archambeau**

 **Roxanne Austin**

 **Mark Bertolini**

 **Vittorio Colao**

 **Caroline Litchfield**

 **Laxman Narasimhan**

 **Clarence Otis, Jr.**

 **Daniel Schulman**

 **Carol Tomé**

 **Hans Vestberg**

Name		Committee membership*				Key skills and experience
		Audit	Corporate Governance and Policy	Finance	Human Resources	
Shellye Archambeau Former Chief Executive Officer, MetricStream, Inc.	I	F	C			Marketing and brand management Risk management Technology
Roxanne Austin President and CEO, Austin Investment Advisors	I	F C		●		Cybersecurity and data stewardship Financial expertise Strategic planning
Mark Bertolini Chief Executive Officer, Oscar Health, Inc.	I			C	●	Financial expertise Regulatory/public policy Strategic planning
Vittorio Colao Former Chief Executive, Vodafone Group Plc	I		●	●		Consumer/B2B/retail Technology Telecommunications
Caroline Litchfield Executive Vice President and CFO, Merck & Co., Inc.	I					Financial expertise Risk management Strategic planning
Laxman Narasimhan Former Chief Executive Officer, Starbucks Corporation	I		●		●	Consumer/B2B/retail Risk management Strategic planning
Clarence Otis, Jr. Former Chairman and CEO, Darden Restaurants, Inc.	I	F		●	●	Consumer/B2B/retail Financial expertise Risk management
Daniel Schulman Former President and CEO, PayPal Holdings, Inc. **Lead Director**	I				C	Cybersecurity and data stewardship Strategic planning Technology
Carol Tomé Chief Executive Officer, United Parcel Service, Inc.	I			●		Consumer/B2B/retail Financial expertise Strategic planning
Hans Vestberg Chairman and CEO, Verizon Communications Inc.						Strategic planning Technology Telecommunications

* Committee memberships are as of April 7, 2025.

I Independent   **C** Committee Chair   **F** Audit Committee Financial Expert

Governance highlights

Our Board has adopted robust governance structures and practices to enhance our independent oversight, effectiveness and accountability to shareholders.

Independent oversight	• 10 of our 11 current Directors are independent • Strong independent Lead Director with clearly delineated duties • Regular executive sessions of independent Directors
Board effectiveness	• Active Board refreshment plan, with five new Directors added since 2019 • Orientation program for new Directors and continuing education for all Directors • Limits on other public board service • Annual Board and committee assessments • Average tenure goal for independent Directors
Accountability to shareholders	• Annual election of all Directors by majority voting • Shareholder right to call special meetings • Proxy access right with market terms • No poison pill, and shareholder ratification required for any future poison pill • No dual-class shares or voting right restrictions • Robust stock ownership requirements for executive officers and Directors • Proactive year-round shareholder engagement program

 ## Item 2: Advisory vote to approve executive compensation

The Board of Directors recommends that you vote FOR this proposal.

We are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers, as described in the Compensation Discussion and Analysis and Compensation Tables beginning on pages 20 and 37, respectively.

Executive compensation program highlights

Our executive compensation program reflects Verizon's commitment to industry-leading compensation and governance practices. For a detailed discussion of the executive compensation program, please see the Compensation Discussion and Analysis beginning on page 20.

Compensation strategy	• Align executives' and shareholders' interests • Attract, retain and motivate high-performing executives
Pay-for-performance essentials	• Approximately 90% of named executive officers' total compensation opportunity is variable, incentive-based pay • Defined benefit pension and supplemental executive retirement benefits frozen over 15 years ago • Responsible business metric in Short-Term Incentive Plan (Short-Term Plan)
Best practice highlights	• Shareholder approval policy for severance benefits • No cash severance benefits for the Chief Executive Officer (CEO) • Significant executive share ownership requirements • Clawback policies • Anti-hedging policy • No tax gross-ups • No executive employment agreements

The summary below shows the 2024 compensation for each of our named executive officers, as required to be reported in the Summary Compensation table pursuant to U.S. Securities and Exchange Commission (SEC) rules. For more information, please see the notes accompanying the Summary Compensation table beginning on page 37.

Name and principal position	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Hans Vestberg Chairman and Chief Executive Officer	1,500,000	0	18,000,033	0	3,862,500	0	797,491	24,160,024
Anthony Skiadas Executive Vice President and Chief Financial Officer	1,000,000	0	8,500,049	0	1,545,000	0	205,005	11,250,054
Sowmyanarayan Sampath Executive Vice President and Group CEO – Verizon Consumer	1,200,000	0	10,000,032	0	1,854,000	0	221,783	13,275,815
Kyle Malady Executive Vice President and Group CEO – Verizon Business	1,100,000	0	9,250,020	0	1,699,500	1,047	249,610	12,300,177
Vandana Venkatesh Executive Vice President – Public Policy and Chief Legal Officer	700,000	0	4,500,068	0	1,081,500	3,973	149,593	6,435,134
Craig Silliman* Executive Vice President and President – Verizon Global Services	925,000	0	7,750,037	0	1,429,125	0	5,018,745	15,122,907

*   Mr. Silliman served as Executive Vice President and President - Verizon Global Services until July 1, 2024 and remained as a strategic advisor to Verizon until his separation from Verizon on December 20, 2024.



Item 3: Ratification of auditors

The Board of Directors recommends that you vote FOR ratification.

We are asking shareholders to ratify the Audit Committee's appointment of Ernst & Young LLP (Ernst & Young) as Verizon's independent registered public accounting firm for 2025. For information on fees paid to Ernst & Young in 2024 and 2023, please see page 57.



Items 4-6: Shareholder proposals

The Board of Directors recommends that you vote AGAINST each of the shareholder proposals.

In accordance with SEC rules, we have included in this proxy statement proposals submitted by shareholders for consideration, if presented at the meeting. The proposals can be found beginning on page 62.

Governance

 **Item 1: Election of Directors**

The Board of Directors recommends that you vote FOR the election of the Board's nominees.

Our approach to Board composition

We believe that good governance starts with an independent, effective and diverse Board. Our Board is one of Verizon's most critical strategic assets. As such, the composition of the Board evolves along with our strategic needs for the future. We believe we are more likely to achieve sustainable growth in shareholder value when our Board has the right mix of skills, expertise and tenure, and can devote sufficient time to their duties as active and engaged members of our Board.

The Corporate Governance and Policy Committee is strategic and purposeful in its approach to refreshment and succession planning. The Committee considers the following key factors when nominating Directors:

- **Skills and experience.** Verizon's strategy is to grow connections and the value of customer relationships at the best return on invested capital and to provide our customers with best-in-class experiences while maintaining the balanced capital allocation approach and financial discipline that our investors expect of us. In light of the Company's strategy and expected future business needs, the Committee has identified the skills and experience listed below as important to be represented on the Board as a whole.

  - Consumer/B2B/retail
  - Cybersecurity and data stewardship
  - Financial expertise

  - Marketing and brand management
  - Regulatory/public policy
  - Risk management

  - Strategic planning
  - Technology
  - Telecommunications

  The Committee recognizes that a diverse set of viewpoints and practical experiences enhances the effectiveness of our Board in assessing the challenges and opportunities impacting our business and helping management achieve better outcomes. In evaluating Director candidates, the Committee considers how a candidate's particular background, experience, qualifications, attributes and skills may complement, supplement or duplicate those of other prospective candidates.

- **Age and tenure.** The Committee believes it is important to bring new perspectives and talents to the Board on a regular basis. Verizon does not have term limits for Directors because the Board recognizes that Directors who have served on the Board for an extended period can provide valuable insight into Verizon's operations and future based on their experience with, and understanding of, Verizon's history, policies and objectives. As an alternative to term limits, the Board seeks to maintain an average tenure of nine years or less for its independent Directors. In addition, to encourage new viewpoints on the Board, the Board seeks to add at least one new Director every two years on average. We have exceeded this goal by adding five new Directors since 2019. Under Verizon's Corporate Governance Guidelines, a Director is expected to retire from the Board the day before the annual meeting of shareholders that follows his or her 72nd birthday.

- **Board size.** The Committee periodically evaluates whether to change the size of the Board based on the Board's needs and the availability of qualified candidates.

- **Board dynamics.** The Committee considers each Director candidate's individual contribution or potential contribution to the Board as a whole and strives to maintain one hundred percent active and collaborative participation.

Proxy
summary | **Governance** | Executive
compensation | Audit
matters | Stock
ownership | Shareholder
proposals | Additional
information

Our Board's independence

Verizon's Corporate Governance Guidelines establish standards for evaluating Director independence and require that a substantial majority of the Directors be independent. The Board determines the independence of each Director under New York Stock Exchange (NYSE) and Nasdaq governance standards, as well as the more stringent standards included in the Corporate Governance Guidelines. These standards identify the types of relationships that, if material, could impair independence, and fix monetary thresholds at which the relationships are considered to be material. The Corporate Governance Guidelines are available on the Corporate Governance section of our website at **www.verizon.com/about/investors/corporate-governance**. The Corporate Governance and Policy Committee conducts an annual review of any relevant business relationships that each Director may have with Verizon and reports its findings to the full Board.

Based on the Committee's recommendation, the Board has determined that all of the non-employee Director candidates meet the independence requirements of applicable law, the NYSE, Nasdaq and Verizon's Corporate Governance Guidelines: Ms. Archambeau, Ms. Austin, Mr. Bertolini, Mr. Colao, Ms. Litchfield, Mr. Narasimhan, Mr. Otis, Mr. Schulman and Ms. Tomé. The Board also determined that Mr. Slater, who is not standing for re-election, and Ms. Melanie Healey and Mr. Gregory Weaver, who both served on the Board from January 1 to May 2024, were independent.

Additionally, the Board has determined that each member of the Audit Committee and the Human Resources Committee meets the additional, heightened independence criteria applicable to such committee members under the applicable NYSE and Nasdaq rules. The Board made the same determination in 2024 for Ms. Healey, who served on the Human Resources Committee until May 2024, for Mr. Narasimhan, who served on the Audit Committee until December 2024, and for Mr. Weaver, who served on the Audit Committee until May 2024.

The employers or former employers of Ms. Litchfield, Mr. Narasimhan and Ms. Tomé each made payments to Verizon for telecommunications services during 2024. In addition, during 2024, Verizon made payments to Mr. Narasimhan's former employer for Starbucks gift cards purchased by Verizon customers and to Ms. Tomé's employer for shipping services. Applying the independence standards above, the Board considered the foregoing payments and determined that these general business transactions and relationships are not material and did not impair the ability of the Director to act independently.

Director nominations

The Corporate Governance and Policy Committee considers and recommends candidates for our Board. The Committee reviews all nominations submitted to Verizon, including individuals recommended by shareholders, Directors or members of management. The Committee also retains executive search firms from time to time to help identify and evaluate potential candidates.

Any shareholder who wishes to recommend a Director candidate to the Committee for its consideration should write to the Assistant Corporate Secretary at the address provided under "Contacting us." A recommendation for a Director candidate should include the candidate's name, biographical data and a description of the candidate's qualifications in light of the requirements described below. If we make any material changes to the Committee's procedure for considering and nominating candidates, we will file a report with the SEC and post the information on the Corporate Governance section of our website at **www.verizon.com/about/investors/corporate-governance**.

The Committee reviews the qualifications of each candidate for election or re-election to the Board. For incumbent Directors, this review includes the Director's participation in and contributions to the activities of the Board, the Director's independence and past meeting attendance, and whether the Director's skills and expertise continue to align with Verizon's long-term business strategy. After the Committee evaluates all candidates for Director, it presents its recommendation to the Board. The Committee also discusses with the Board any candidates who the Committee considered but did not recommend for election or re-election.

Before being nominated, each candidate for election and each incumbent Director standing for re-election must consent to stand for election or re-election and provide certain representations required under Verizon's bylaws. Each candidate who is standing for election must also submit an irrevocable resignation, which will only become effective if (i) our Board or any Committee determines that any of the required representations were untrue in any material respect, or that the candidate breached any obligation under Verizon's bylaws, or (ii) the candidate does not receive a majority of the votes cast at the annual meeting of shareholders, and the independent members of our Board decide to accept the resignation. Any decision about a resignation following an incumbent Director's failure to obtain a majority of the votes cast will be disclosed within 90 days after the election results are certified.

Director criteria, qualifications and experience

To be eligible for consideration, any proposed Director candidate must:

- Possess exemplary ethics and integrity
- Have proven judgment and competence
- Have professional skills and experience that align with the needs of Verizon's long-term business strategy and complement the experience represented on the Board
- Have demonstrated the ability to act independently and be willing to represent the long-term interests of all shareholders and not just those of a particular constituency or perspective
- Be willing and able to devote sufficient time to fulfill responsibilities to Verizon and our shareholders

Election process

Verizon's Directors are elected annually for a term of one year. We believe annual elections are consistent with good corporate governance because they foster Director accountability and increase shareholder confidence. Verizon's bylaws require Directors to be elected by a majority of the votes cast in an uncontested election.

Nominees for election

Our Board has nominated the 10 candidates below, all of whom currently serve as Directors of Verizon, for election as Directors. In June 2024, the Board elected Ms. Litchfield as an independent Director, effective October 1, 2024. Ms. Litchfield was recommended by an executive search firm retained by the Corporate Governance and Policy Committee.

Each candidate has consented to stand for election, and we do not anticipate that any candidate will be unavailable to serve. If any candidate were to become unavailable before the election, the proxy committee could vote the shares it represents for a substitute named by the Board. Each candidate has submitted an irrevocable, conditional letter of resignation that our Board will consider if that candidate fails to receive a majority of the votes cast.

Biographical information for each Director nominee follows, including career highlights, the key skills and experience that we believe each Director nominee brings to our Board, and other public board directorships. All of our nominees bring more qualifications to the Board than those highlighted in their biographies, and these are reflected in the aggregate Board composition statistics provided in the Proxy Summary.

When deciding to re-nominate these Directors, the Corporate Governance and Policy Committee and the Board considered each Director's individual qualifications, as well as the aggregate of skills and experience represented on the Board, in light of the Company's strategy and expected future business needs.

 **The Board of Directors recommends that you vote FOR the election of the following Director candidates.**

Proxy
summary

Governance

Executive
compensation

Audit
matters

Stock
ownership

Shareholder
proposals

Additional
information

Shellye Archambeau



Independent Director since: 2013

Age: 62

Committees:

Audit
Corporate Governance and
Policy (Chair)

Key skills and experience:

- **Leadership:** Highly regarded and accomplished executive with over 30 years of experience building and scaling consumer and B2B businesses in the technology industry. As CEO of MetricStream, led the company's transformation into a leader in Governance, Risk and Compliance solutions.
- **Marketing and brand management:** Served as Chief Marketing Officer at two public companies (Loudcloud and NorthPoint Communications), leading the design and implementation of all sales and marketing strategies and driving revenue growth. As President of Blockbuster.com, launched the entertainment retailer's first online presence.
- **Risk management:** Acquired significant expertise with integrated enterprise risk management, regulatory compliance functions and quality, vendor and audit management software solutions across a wide array of industries during her tenure at MetricStream, as well as through service on the audit committees of Verizon, Okta and Arbitron.
- **Technology:** Gained valuable experience developing and marketing emerging technology applications and solutions, including internet infrastructure, cloud-based and identity security services, business software platforms, e-commerce and digital media.

Career highlights:

- MetricStream, Inc., a leading provider of governance, risk, compliance and quality management
  - Chief Executive Officer (2002-2018)
- Executive positions at Loudcloud, Inc., NorthPoint Communications, Blockbuster Inc. and IBM (domestic and international) (1984-2002)

Other public company boards:

Lineage, Inc. (since July 2024)
Okta, Inc. (since 2018)
Roper Technologies, Inc. (since 2018)
Nordstrom, Inc. (2015-2022)

Roxanne Austin



Independent Director since: 2020

Age: 64

Committees:

Audit (Chair)
Finance

Key skills and experience:

- **Leadership:** Seasoned leader who served as CEO of Move Networks, President and COO of DIRECTV, and CFO of Hughes Electronics. Named 2018 Director of the Year – Corporate Leadership and Service by the Forum for Corporate Directors and one of the most influential directors in the board room by the National Association of Corporate Directors in 2022 and 2013. Serves as co-chair of the annual Corporate Governance Conference at Northwestern's Kellogg School of Management.
- **Cybersecurity and data stewardship:** Acquired significant cybersecurity experience through her extensive management and operating roles in a range of technology industries, including service as a director of CrowdStrike, a leader in cloud-delivered endpoint protection.
- **Financial expertise:** Developed a comprehensive background in finance and accounting as a public company audit committee member, CFO of Hughes Electronics and a partner at Deloitte & Touche LLP. Chaired the Mid Market Investment Advisory Committee of EQT Partners from 2017 to 2023.
- **Strategic planning:** Oversaw a dramatic turnaround of the business within one year of her arrival at DIRECTV, with cash flow increasing from negative $400 million annually to cash flow positive by $400 million, and revenue increasing by 40%. Overhauled customer service at DIRECTV, resulting in the company winning J.D. Power's award ranking #1 in customer satisfaction.

Career highlights:

- President and Chief Executive Officer of Austin Investment Advisors, a private investment and consulting firm (2003-present)
- President and Chief Executive Officer of Move Networks, Inc., an IP-based television delivery service (2009-2010)
- President and Chief Operating Officer of DIRECTV, Inc., a digital television entertainment service (2001-2003)
- Chief Financial Officer and various executive positions at Hughes Electronics Corporation (1993-2001)
- Audit Partner and various audit positions at Deloitte & Touche LLP (1983-1993)

Other public company boards:

AbbVie, Inc. (since 2013)
CrowdStrike Holdings, Inc. (since 2018)
Freshworks Inc. (since 2021)
Abbott Laboratories Inc. (2000-2022)
Teledyne Technologies Incorporated (2006-2021)
Target Corporation (2002-2020)
Ericsson (2008-2016)

Mark Bertolini



Independent Director since: 2015

Age: 68

Committees:

Finance (Chair)
Human Resources

Key skills and experience:

- **Leadership:** Recognized as an accessible, forward-thinking and solutions-oriented leader. Transformed Aetna from a traditional health insurance company to a consumer-oriented health care company focused on delivering holistic integrated care to local communities and serving over 46 million people.
- **Financial expertise:** Developed deep financial and risk management expertise in his executive roles at Aetna and as a board member of MassMutual Life Insurance Company, a leading life insurance mutual company. Served as Co-Chief Executive Officer of Bridgewater Associates, the world's largest hedge fund, from 2022 to 2023.
- **Regulatory/public policy:** A national health care thought leader with extensive regulatory and public policy experience. Successfully navigated changes in the health insurance marketplace resulting from the Affordable Care Act and led Aetna through antitrust reviews of various acquisitions and proposed acquisitions. Has been a board member of the Peterson Institute for International Economics since 2016.
- **Strategic planning:** Led Aetna through a period of strategic and regulatory transformation and domestic and international growth through strategic acquisitions and dispositions, culminating in the $78 billion acquisition of Aetna by CVS completed in 2018.

Career highlights:

- Chief Executive Officer of Oscar Health, Inc., a health insurance company built around a full stack technology platform (2023-present)
- Co-Chief Executive Officer of Bridgewater Associates, LP, a global investment management firm (2022-2023)
- Aetna Inc., a multi-national, Fortune 100 diversified healthcare benefits company
  - Chairman (2011-2018)
  - Chief Executive Officer (2010-2018)
  - President (2007-2010)
  - Other executive positions (2003-2007)
- Executive positions at Cigna, NYLCare Health Plans and SelectCare, Inc. (1985-2003)

Other public company boards:

Oscar Health, Inc. (since 2023)
CVS Health Corporation (2018-2020)

Vittorio Colao



Independent Director since: 2022

Age: 63

Committees:

Corporate Governance and Policy
Finance

Key skills and experience:

- **Leadership:** Built and transformed Vodafone Group Plc through organic growth, acquisitions and sales into one of the world's largest communications companies with mobile operations in 24 countries and partnerships in over 40 more countries.
- **Consumer/B2B/retail:** Grew Vodafone to serve, directly and through joint ventures, approximately 640 million mobile customers, 21 million broadband customers and 14 million TV customers. Additional consumer experience with RCS MediaGroup, a leading Italian publishing company.
- **Technology:** Led Vodafone in the rapid and continuous development of mobile and other communications technology, with intensive capital spending to enhance high speed mobile networks, provide broadband and enterprise services, enhance the secure exchange of data, and develop 5G and the internet of things.
- **Telecommunications:** Brings a valuable global perspective on, and extensive operational experience with, the rapidly changing telecommunications industry. Led Italy's efforts to roll out broadband and 5G connectivity across the country as Italian Minister for Innovation, Digital Transition and Space. Provides unique insight into Verizon's wireless business as a result of his five-year tenure on the Board of Representatives when Verizon Wireless was still a joint venture between Vodafone and Verizon.

Career highlights:

- Italian Minister for Innovation, Digital Transition and Space (2021-2022)
- Vodafone Group Plc, a global mobile communications company
  - Chief Executive (2008-2018)
  - Director (2006-2018)
  - Other executive positions, including Regional Chief Executive Officer for Southern Europe, Middle East and Africa (1999-2004)
- Member, Verizon Wireless Board of Representatives (2008-2013)
- Senior Advisor, Vice Chairman EMEA and Board member, General Atlantic (2019-2021; 2023-present)

Other public company boards:

Unilever PLC and Unilever N.V. (2015-2021)
Mr. Colao previously served on our Board from 2019 to 2021.

Caroline Litchfield



Independent Director since: 2024

Age: 56

Key skills and experience:

- **Leadership:** Seasoned finance executive with a track record of success. As CFO of Merck, responsible for leading the finance, investor relations, procurement and facilities operations of a Dow 30 global health care company.
- **Financial Expertise:** Brings deep expertise in finance, value creation, and delivery as a result of a 34-year career at Merck in positions of increasing responsibility in the company's country, regional and global finance functions, including serving as the company's CFO since 2021. From 2014 to 2018, led finance for Human Health, Merck's largest business, overseeing financial operations and reporting in approximately 100 markets.
- **Risk management:** Acquired significant risk management experience as a result of her work with Merck's Audit Committee, which oversees risk relating to finance, business integrity and internal controls over financial reporting through its interactions with key executives, including the CFO.
- **Strategic planning:** Played a pivotal role in transforming Merck's portfolio through mergers and acquisitions, including its $11.5 billion acquisition of Acceleron Pharma in 2021. Instrumental in integrating Merck and Schering-Plough following their $41.1 billion merger in 2009.

Career highlights:

- Merck & Co., Inc., a global health care company
    - Executive Vice President and Chief Financial Officer (2021-present)
    - Senior Vice President and Treasurer (2019-2021)
    - Senior Vice President Finance – Global Human Health (2014-2018)
    - Other executive positions (1990-2014)

Laxman Narasimhan



Independent Director since: 2021

Age: 57

Committees:

Corporate Governance and Policy
Human Resources

Key skills and experience:

- **Leadership:** Insightful and strategic leader with wide experience across the consumer goods sector and a proven track record in developing purpose-led brands, including as CEO of Starbucks and Reckitt Benckiser Group Plc, a global consumer health, hygiene and nutrition company. Credited with improving sales and profit while managing approximately $18 billion in revenue at businesses across 100 countries and 125,000 employees as CEO of PepsiCo's Latin America, Europe and Sub-Saharan Africa operations.
- **Consumer/B2B/retail:** Provides valuable expertise and thought leadership in helping complex, global consumer-facing businesses improve demand and widespread appeal for core brand name labels. Prior to joining Starbucks, Reckitt Benckiser and PepsiCo, spent 19 years at McKinsey & Company, focusing on its consumer, retail and technology practices in the United States, Asia and India.
- **Risk management:** Developed significant risk management experience, including supply chain risk management experience, while piloting Reckitt Benckiser through the supply chain disruptions of the COVID-19 pandemic.
- **Strategic planning:** Articulated corporate purpose at Reckitt Benckiser and led the company through a major strategic transformation and a return to sustainable growth. Eliminated complexity and simplified operations in order to remain agile and manage surging demand for certain consumer products during the COVID-19 pandemic.

Career highlights:

- Starbucks Corporation, the premier roaster, marketer and retailer of specialty coffee in the world
    - Chief Executive Officer (2023-August 2024)
    - Chief Executive Officer-elect (2022-2023)
- Chief Executive Officer of Reckitt Benckiser Group Plc, a global consumer-goods company (2019-2022)
- PepsiCo, Inc., a leading global food and beverage company
    - Global Chief Commercial Officer (2019)
    - Chief Executive Officer, Latin America, Europe and Sub-Saharan Africa (2017-2019)
    - Other executive positions (2012-2017)
- McKinsey & Company (1993-2012)

Other public company boards:

Starbucks Corporation (2023-August 2024)
Reckitt Benckiser Group Plc (2019-2022)

Clarence Otis, Jr.



Independent Director since: 2006

Age: 68

Committees:

Audit
Finance
Human Resources

Key skills and experience:

- **Leadership:** Led Darden Restaurants, Inc., the largest company-owned and operated full-service restaurant company in the world, as CEO for 10 years, achieving sales growth of over 75% during the period. Known as a purpose-driven and values-based leader, with Darden being recognized by Fortune magazine for four consecutive years during his tenure as one of its 100 Best Companies to Work For. Named one of the most influential directors in the board room by the National Association of Corporate Directors in 2019.
- **Consumer/B2B/retail:** Brings deep and valuable insights into consumer services and retail operations gleaned from his experience leading a Fortune 500 company that owned well-known national consumer brands including Olive Garden, LongHorn Steakhouse, Red Lobster and Capital Grille. Further consumer and retail expertise through board position at VF Corporation, which owns well-known national brands including Timberland and North Face.
- **Financial expertise:** Gained substantial financial expertise through, among other roles, investment banking positions of increasing seniority over 12 years, the CFO role at Darden, serving as a director of the Federal Reserve Bank of Atlanta and as trustee or director of mutual funds pursuing a wide array of investment strategies.
- **Risk management:** Acquired significant expertise with financial risk assessment and enterprise risk management during his career in investment banking and at Darden, as well as through his many years of service on the Federal Reserve Bank of Atlanta Board, the audit committees of VF Corporation and Verizon, the Investment & Capital Markets Committee of Travelers and as a trustee of 138 funds within the MFS Mutual Funds complex.

Career highlights:

- Darden Restaurants, Inc.
    - Chairman (2005-2014)
    - Chief Executive Officer (2004-2014)
    - Other executive positions (1995-2014)
- Director of the Federal Reserve Bank of Atlanta (2010-2015)
- Investment banker and lawyer specializing in securities and finance

Other public company boards:

The Travelers Companies, Inc. (since 2017)
VF Corporation (since 2004)
MFS Mutual Funds complex (since 2017)

Daniel Schulman (Lead Director)



Independent Director since: 2018

Age: 67

Committees:

Human Resources (Chair)

Key skills and experience:

- **Leadership:** Successful and dynamic leader in the fiercely competitive technology and e-commerce space, with a proven track record of creating shareholder value through innovation and a focus on values at numerous companies, including PayPal, which reached approximately 430 million active accounts across more than 200 markets, Priceline, and Virgin Mobile USA.
- **Cybersecurity and data stewardship:** Gained extensive cybersecurity and risk management experience as a director of Symantec Corporation, a global leader in cybersecurity, for nearly 20 years, including serving as the independent chairman for six years.
- **Strategic planning:** Spearheaded innovation and growth at start-ups and established companies, including Priceline, where he grew annual revenues from $20 million to nearly $1 billion over two years, Virgin Mobile USA, where he successfully built a pre-paid cellphone business, American Express, where he expanded global mobile and online payment services, and PayPal, where he achieved significant revenue growth.
- **Technology:** Acquired significant expertise in mobile technology and digital innovation over a long career spanning the telecommunications, financial technology and e-commerce industries.

Career highlights:

- PayPal Holdings, Inc., a leading online payments company
    - President and Chief Executive Officer (2015-2023)
    - President and CEO-Designee (2014-2015)
- Group President of the Enterprise Group at American Express Company (2010-2014)
- President of the Prepaid Group at Sprint Nextel Corporation (2009-2010)
- Founding CEO of Virgin Mobile USA, Inc. (2001-2009)
- President and CEO of Priceline Group, Inc.
- Various executive positions, including President of the Consumer Markets Division, at AT&T, Inc.

Other public company boards:

Lazard, Inc. (since February 2024)
Cisco Systems, Inc. (since 2023)
PayPal Holdings, Inc. (2015-2023)

Carol Tomé



Independent Director since: 2021

Age: 68

Committees:

Finance

Key skills and experience:

- **Leadership:** Accomplished and skillful leader with a proven track record in growing and innovating at both consumer and B2B businesses with large geographic footprints and employee bases. Guided UPS through an unprecedented surge in demand while improving competitiveness and reducing bureaucracy during the COVID-19 pandemic. Spearheaded initiatives to improve the employee experience and maintain a strong talent pipeline. Demonstrated strong financial leadership as CFO for over 18 years at Home Depot, with responsibility for all corporate finance matters including financial reporting, financial planning and analysis, financial operations, internal audit, investor relations and tax. Led strategic business development during a critical time for Home Depot, as well as the IT and cybersecurity function.
- **Consumer/B2B/retail:** Leading efforts at UPS to optimize B2B profits through the use of automated technologies and enhanced distribution networks to improve delivery volumes. Reinvigorated Home Depot's consumer business while navigating the Great Recession and housing crisis.
- **Financial expertise:** Gained extensive and deep corporate finance expertise during her tenure at Home Depot, during her service on the Board of the Federal Reserve Bank of Atlanta, where she served as both Vice-Chair and Chair of the Board, and during her tenure as chair of the audit committee of UPS from 2018 to 2020.
- **Strategic planning:** Driving efforts to strengthen network capabilities and supply chain infrastructure at UPS through investments in digital technologies. Played a pivotal role in strategic business development at Home Depot as it transformed into one of the world's largest retailers – during her tenure as CFO, Home Depot doubled sales to over $108 billion and generated a 450% increase in shareholder value.

Career highlights:

- Chief Executive Officer of United Parcel Service, Inc., the world's largest package delivery company and a premier provider of global supply chain management solutions (2020-present)
- The Home Depot, Inc., one of the world's largest home improvement retailers
  - Executive Vice President – Corporate Services and Chief Financial Officer (2007-2019)
  - Chief Financial Officer (2001-2007)
  - Other executive positions (1995-2001)
- Director of the Federal Reserve Bank of Atlanta (2008-2013)

Other public company boards:

United Parcel Service, Inc. (since 2003)
Cisco Systems, Inc. (2019-2020)
Certain Fidelity Mutual Funds (2017)
Ms. Tomé previously served on our Board in 2020.

Hans Vestberg (Chairman)



Director since: 2018

Age: 59

Key skills and experience:

- **Leadership:** Driving Verizon's leadership position in 5G technology and innovation in the U.S. Built an industry-leading telecommunications software and services organization at Ericsson, one of the world's largest telecommunications companies.
- **Strategic planning:** Architect of Verizon's "one network for all" 5G strategy. Implemented bold and innovative strategic changes, including Verizon 2.0, the transformation of Verizon's operating model to a customer-focused business served by industry-leading networks, as well as Ericsson's successful diversification into the software and services business from its traditional hardware-centric business.
- **Technology:** Gained significant expertise in mobile technology and telecommunications network architecture as Verizon's Chief Technology Officer and over his 25-year career at Ericsson.
- **Telecommunications:** Brings to the Board extensive operational and strategic experience and a deep understanding of the challenges and opportunities presented in the evolving global telecommunications landscape, as well as in-depth knowledge of Verizon's businesses.

Career highlights:

- Verizon Communications Inc.
  - Chairman (2019-present) and Chief Executive Officer (2018-present)
  - Executive Vice President, President – Global Networks and Chief Technology Officer (2017-2018)
- Ericsson
  - President and Chief Executive Officer (2010-2016)
  - Chief Financial Officer (2007-2009)
  - Other executive positions throughout the global operations

Other public company boards:

BlackRock, Inc. (since 2021)

Proxy
summary | **Governance** | Executive
compensation | Audit
matters | Stock
ownership | Shareholder
proposals | Additional
information

Our governance framework

The membership, structure, policies and practices of our Board and its committees promote the effective exercise of the Board's role in the governance of Verizon. In addition, our Corporate Governance Guidelines provide a framework for the Board's operations and address key governance practices. The Corporate Governance and Policy Committee monitors best practices and developments in corporate governance, considers the views of Verizon's shareholders, and periodically recommends changes to the Board's policies and practices, including the Corporate Governance Guidelines. Our Directors provide input on the operation of the Board annually, as part of the Board assessment process, and as warranted throughout the year.

Board leadership structure

Verizon's governance framework provides the Board with the flexibility to select the appropriate Board leadership structure for the Company. In making this leadership structure determination, the Board considers many factors, including the specific needs of the business and the long-term interests of our shareholders.

Given the dynamic and highly competitive environment in which Verizon operates, the Board believes that Verizon and our shareholders are best served by a Chairman who has broad and deep knowledge of our industry, providing valuable knowledge to the Board and increasing the information available to the Board, and who has the vision, energy and experience to position Verizon as the leader of transformational change in the communications ecosystem. Based on these considerations, the Board has determined that, at this time, our CEO, Hans Vestberg, is the Director best qualified to serve in the role of Chairman. As CEO, Mr. Vestberg also has a greater understanding of the strategies and tactics of the Company and can most readily identify potential opportunities and challenges.

To maintain an appropriate level of independent oversight, checks and balances in its governance, and consistent with the Corporate Governance Guidelines, the independent members of the Board have elected an independent Lead Director who has the responsibilities described under "Role of the Lead Director." Daniel Schulman currently serves as Lead Director. Mr. Schulman gained extensive risk management experience as a director of Symantec Corporation, a global leader in cybersecurity, for nearly 20 years, including serving as the independent chairman for six years, and is well qualified to lead the Board in fulfilling its oversight role.

The Lead Director and our Chairman and CEO meet and speak with each other regularly about the Company's strategy and operations and the functioning of the Board. The Lead Director provides a tangible independent source of authority and serves as an impartial resource for the Board to express its views regarding management. In addition, the Lead Director represents the Board in communications with shareholders and other stakeholders regularly, and any shareholder or interested party may communicate directly with the Lead Director.

All Directors play an active role in overseeing Verizon's business at both the Board and committee level. Every Director receives the agenda for each Board meeting in advance and can request changes. In addition, all Directors have unrestricted access to the Chairman and the senior leadership team at all times.

The Board believes that shareholders are best served by this current leadership structure because it features an independent Lead Director who provides independent and objective oversight, and who can express the Board's positions in a forthright manner.

This structure also strengthens our independent Directors' ability to be fully involved in the Board's operations and decision-making, and to fulfill their risk management and oversight responsibilities.

**Daniel Schulman
Lead Director**



Role of the Lead Director

- Promotes a strong Board culture, including encouraging and facilitating active participation of all Directors
- Approves the agenda, schedule and materials for all Board meetings, in consultation with the Chairman
- Is available to advise the committee chairs in fulfilling their designated responsibilities
- Acts as principal liaison with the Chairman
- Chairs executive sessions, including those held to evaluate the CEO's performance and compensation
- Chairs any meeting of the Board if the Chairman is not present
- Calls Board meetings and executive sessions as needed
- Leads the Board's annual self-evaluation
- Oversees the process for CEO succession planning along with the Human Resources Committee
- Acts as a primary point of contact for Board communication with major shareholders and other key stakeholders, as appropriate

Board meetings and executive sessions

In 2024, our Board of Directors held nine meetings, including six regularly scheduled meetings and three special meetings.

No incumbent Director attended fewer than 75% of the total number of meetings of our Board and the committees to which the Director was assigned in 2024. Directors standing for re-election are expected to attend the annual meeting of shareholders. In 2024, all nine Directors standing for re-election attended the annual meeting.

The Corporate Governance Guidelines require the independent Directors to meet in executive session without any members of management present at least twice a year to review and evaluate the performance of the Board and to evaluate the performance and approve the compensation of the CEO. In practice, the independent members of our Board typically meet in executive session during each regularly scheduled Board meeting.

Service on other boards and time commitments

Based on the increasing demands placed upon directors of public companies and the need to devote sufficient time to fulfill their responsibilities effectively, the Board has a policy that a Director who is an executive officer of a public company should serve on no more than two public company boards, and other Directors should serve on no more than four public company boards. In addition, members of the Audit Committee should serve on no more than two other public company audit committees. All of our Directors are in compliance with these policies, which can be found in the Corporate Governance Guidelines.

When the Corporate Governance and Policy Committee identifies and evaluates Director candidates, it considers their qualifications along with their other time commitments to determine whether the candidate can devote the necessary time for effective service on the Board. Each year when considering incumbent Directors for re-nomination, the Committee considers the extent to which each incumbent Director is prepared for and actively participates in Board and Committee meetings, to ensure that each incumbent Director who is re-nominated is devoting sufficient time to fulfill his or her responsibilities to the Company and its shareholders.

Board committees

Our Board of Directors has established four standing committees: the Audit Committee, the Corporate Governance and Policy Committee, the Finance Committee and the Human Resources Committee. Each committee has a written charter that defines its specific responsibilities. The chair of each committee approves the agenda and materials for each meeting. Each committee has the authority to retain independent advisors to assist it in carrying out its responsibilities.

Our committee meetings are not held concurrently, which enables our Directors to sit on multiple committees. Our newly appointed Directors also attend all committee meetings for a period prior to being appointed to any particular committee, which gives them a broad-based introduction to the Company and allows them to understand the inner workings of all committees.

Beyond the boardroom

Engagement outside of Board meetings provides our Directors with additional insight into our business and our industry. It also gives them valuable perspectives on the performance of our Company, the Board, our CEO and other members of senior management, as well as on the Company's strategic direction.

- Our independent Directors have discussions with each other and with our CEO, and have informal individual and small group meetings with high potential members of our senior management team in order to gain insight into the Company's management development program and succession pipeline.

- Our committee chairs and Lead Director meet and speak regularly with each other and with members of our management in connection with planning for meetings. All Directors are encouraged to provide suggestions for meeting agendas and materials.

- Our Directors periodically attend "deep dives" on current topics of interest and technology training as part of their ongoing Director education program.

- Our Directors receive weekly updates on recent developments, press coverage and current events that relate to our business, as well as monthly business operation reviews and analyst reports.

Audit Committee

Key responsibilities and activities

- Assess and discuss with management Verizon's significant business risk exposures (including those related to cybersecurity, data privacy, data security, bribery and corruption, and certain environmental and climate-related matters), and oversee management's programs and policies to monitor, assess and manage such exposures
- Assess Verizon's overall control environment, including controls related to financial reporting, ESG-related public regulatory reporting, disclosure, compliance and significant financial and business risks
- Appoint, approve fees for, assess the independence and oversee the work of the independent registered public accounting firm
- Oversee financial reporting and disclosure matters, including review of the annual and quarterly reports on Forms 10-K and 10-Q, earnings releases and guidance, and the process for the CEO and Chief Financial Officer (CFO) certifications
- Oversee Verizon's internal audit function and review significant internal audit findings and recommendations
- Assess Verizon's compliance processes and programs, including the Code of Conduct
- Review the Chief Compliance Officer's annual report regarding anti-corruption compliance, compliance with significant regulatory obligations, export controls and data protection
- Assess policies and procedures for executive officer expense accounts and perquisites, including the use of corporate assets
- Assess procedures for handling complaints and confidential, anonymous employee submissions relating to accounting, internal accounting controls or auditing matters
- Review reports and disclosures of significant conflicts of interest

The Board has determined that each of Ms. Austin, Ms. Archambeau, and Mr. Otis is an audit committee financial expert, and that Messrs. Narasimhan and Weaver were audit committee financial experts during their tenures on the Audit Committee in 2024.

Members*

Roxanne Austin (Chair)

Shellye Archambeau

Clarence Otis, Jr.

*Laxman Narasimhan served on the Committee until December 2024. Gregory Weaver served on the Committee until May 2024.

2024 meetings

11

Corporate Governance and Policy Committee

Key responsibilities and activities

- Evaluate the structure and practices of our Board and its committees, including size, composition, leadership structure, independence and operations
- Recommend changes to our Board's policies or practices or the Corporate Governance Guidelines
- Identify and evaluate the qualifications of Director candidates and recommend to the Board candidates for election as Directors
- Recommend Directors to serve as members of each Board committee and as committee chairs
- Review potential related person transactions
- Facilitate the annual assessment of the performance of the Board and its committees
- Provide oversight of responsible business matters
- Oversee Verizon's position and engagement on important public policy and technology issues, including those relating to political contributions, lobbying activities and human rights, that may affect our business and reputation
- Review the activities of Verizon's community and social impact initiatives, including philanthropic activities

Members*

Shellye Archambeau (Chair)

Vittorio Colao

Laxman Narasimhan

Rodney Slater

*Melanie Healey served on the Committee until May 2024.

2024 meetings

5

Finance Committee

Key responsibilities and activities

- Monitor Verizon's capital needs, financing arrangements, liquidity, and ability to access the capital markets and management's financing plans
- Monitor cash plans and expenditures under the annual capital plan approved by our Board
- Review Verizon's policies and strategies for managing currency, interest rate, renewable energy and counterparty exposures
- Review and approve Verizon's derivatives policy, and monitor the use of derivatives, including our renewable power purchase agreement strategy
- Review Verizon's insurance and self-insurance programs
- Oversee the investment of pension assets and the funding of pension and other postretirement benefit obligations

Members*

Mark Bertolini (Chair)

Roxanne Austin

Vittorio Colao

Clarence Otis, Jr.

Carol Tomé

*Gregory Weaver served on the Committee until May 2024.

2024 meetings

6

Human Resources Committee

Key responsibilities and activities

- Oversee the development of Verizon's executive compensation program and policies
- Approve corporate goals relevant to the CEO's compensation
- Evaluate the CEO's performance and recommend his compensation to the Board
- Review and approve compensation and benefits for selected senior managers
- Consult with the CEO on talent development
- Oversee succession planning and assignments to key leadership positions
- Oversee human capital management, including with respect to equal employment opportunity, talent acquisition, retention and development, employee engagement, pay equity, and corporate culture
- Review and make determinations under Verizon's clawback policies
- Review the impact of Verizon's executive compensation policies and practices, and the performance metrics underlying the compensation program, on Verizon's risk profile
- Review and recommend non-employee Director compensation

Members*

Daniel Schulman (Chair)

Mark Bertolini

Laxman Narasimhan

Clarence Otis, Jr.

Rodney Slater

*Melanie Healey served on the Committee until May 2024.

2024 meetings

4

Proxy
summary

Governance

Executive
compensation

Audit
matters

Stock
ownership

Shareholder
proposals

Additional
information

Board and committee assessments

Our Board conducts a comprehensive annual assessment to enhance the effectiveness of the Board and its committees and to continue to reflect evolving best practices in their processes. The Lead Director generally leads the assessment process, but the Board periodically engages a third-party consulting firm to bring an outside perspective to the process. As part of the annual assessment, each Director completes a detailed written questionnaire designed to elicit suggestions for improving the effectiveness of the Board and its committees, and to obtain feedback on a range of issues, including Board leadership, culture, corporate purpose and strategy, composition and structure, and risk management. Following the Directors' submissions of their completed questionnaires, the Lead Director or the third-party consulting firm conducts individual interviews with each of the independent Directors to discuss these topics, among others. The Lead Director then facilitates an evaluation session with the full Board to discuss the feedback received from the questionnaires and from the Director interviews. The evaluation for 2024 was conducted by the Lead Director and concluded that the Board and its committees are operating effectively. Recommendations in recent years to further enhance Board effectiveness, which we addressed, have included continued focus on Board refreshment, strategic and operational oversight, and the development of Verizon's next generation of leaders.

In addition to annual assessments, the Board evaluates and modifies its oversight of Verizon's operations on an ongoing basis. During their executive sessions, the independent Directors consider agenda topics that they believe deserve additional focus and raise new topics to be addressed in future meetings.

The Corporate Governance and Policy Committee annually appraises the framework for our Board and committee assessment processes.

Board and committee assessment process

Feedback solicited	>	One-on-one discussions	>	Reporting back	>	Closed session discussion	>	Feedback incorporated
Questionnaire on a range of topics relating to enhancing Board effectiveness		Candid, one-on-one discussions between the Lead Director or third-party consulting firm and Directors to elicit additional feedback		A summary of the assessment results provided to the Board		Closed session discussion of the assessment results facilitated by the Lead Director		Policies and practices updated as appropriate to address any suggestions or enhancements per the assessment

Director orientation and continuing education

We provide our Directors with comprehensive orientation and education programs to promote a deep understanding of issues affecting our business and industry, help Directors stay current and knowledgeable about the Company's business and its competitive and technology landscape, and support Directors in performing their oversight duties.

New Director orientation. When a new Director joins the Board, we conduct an orientation program that includes, among other things, a review of the Company's purpose, business strategy and operations, technology, financial condition, legal and regulatory framework, and other relevant topics.

Director continuing education. We support current Directors in their ongoing learning by providing continuing education opportunities and programs. These programs may include presentations by thought leaders and industry experts, formal education sessions, meetings with management subject matter experts, participation in industry forums and site visits.

Oversight of strategy

All of our Directors have deep experience and expertise in strategic planning and execution. The Board engages Verizon's senior leaders in robust discussions about strategic goals and challenges them to execute on the strategic plan, address emerging challenges and disruptions, and promote innovation. In addition to an annual strategy retreat, the agenda for each regularly scheduled Board meeting allocates substantial time for strategy topics. During these reviews, the Board engages with senior management on a variety of topics, which may include the competitive landscape, operational objectives and challenges and regulatory and technological developments.

Oversight of business risks

While senior management has primary responsibility for managing business risks, our Board of Directors is responsible for risk oversight. The Board works closely with senior management to develop a comprehensive view of Verizon's key short- and long-term business risks. Verizon has a formalized business risk management reporting process that is designed to provide visibility to the Board about critical risks and risk mitigation strategies.

The Board of Directors uses several different levels of review in overseeing the management of risks inherent in the operation of Verizon's businesses and the implementation of our strategic plan. The Board addresses the primary risks associated with Verizon's business units and corporate functions in its operations reviews of those units and functions. Further, the Board reviews the risks associated with Verizon's strategic plan throughout the year.

In addition, each of our Board committees oversees the management of risks that fall within that committee's areas of responsibility. In performing this function, each Board committee has full access to management and may engage independent advisors. As part of the Board's risk oversight function, the Board regularly brings in outside advisors and experts to speak to the Board on topics including emerging business risks.

Enterprise risk management. The Audit Committee oversees the operations of Verizon's Enterprise Risk Management program, which identifies the primary risks to Verizon's business and also assesses Verizon's overall control environment, including controls related to financial reporting, disclosure, compliance and significant financial and business risks. These risks inform Board and Audit Committee discussion topics throughout the year.

Senior management teams from across the business periodically meet with the Audit Committee to discuss the primary risks associated with their respective business units and functions, and related risk mitigation initiatives. As part of Verizon's annual enterprise risk assessment process, the Audit Committee also reviews key business risks with the CFO, the Senior Vice President of Internal Audit and the Chief Compliance Officer. The Audit Committee routinely meets privately with representatives from the independent registered public accounting firm, the Senior Vice President of Internal Audit, and the Chief Legal Officer.

Financial risk and capital allocation. The Finance Committee assists our Board in its oversight of financial risk management. In performing this function, the Finance Committee oversees the strategy for managing risks related to currency, interest rate, renewable energy, counterparty exposures and use of derivatives.

Environmental sustainability. To address climate-related risks, Verizon has a long-term goal to achieve net-zero emissions in our operations by 2035. We have set interim Science-based Target Initiative (SBTi)-approved targets to reduce operational and value chain emissions, as well as renewable energy targets. In addition, in 2024, we committed to set an SBTi-approved target to reach net-zero GHG emissions across our value chain (scopes 1, 2 and 3) by 2050. We are upgrading and hardening our infrastructure to be prepared for a changing climate, improving energy efficiency across our networks and facilities and making substantial investments in renewable energy. Several of our Directors have experience with climate-related issues, including renewable energy, network resilience, innovative technological solutions and emissions management.

Each committee of the Board oversees the management of the specific risks related to our environmental sustainability strategy and the transition to a low-carbon economy that fall under the committee's area of responsibility:

- **Audit Committee.** Discusses environmental and climate-related risks as part of its annual business risk reviews.
- **Corporate Governance and Policy Committee.** Oversees Verizon's strategy for managing climate-related risks and monitors the Company's progress on meeting climate-related goals.
- **Finance Committee.** Oversees the strategy for managing risks related to Verizon's renewable energy exposure through renewable energy purchase agreements, as well as the Company's green financing program.
- **Human Resources Committee.** To incentivize management to achieve the Company's climate-related goals, the Human Resources Committee has included a carbon intensity reduction metric as one of the performance measures in the Short-Term Plan since 2014.

Data privacy and cybersecurity. The Board is committed to maintaining strong and meaningful privacy and security protections for our customers' information. The Audit Committee has primary responsibility for overseeing Verizon's risk management programs relating to data protection and privacy and cybersecurity. The Audit Committee also monitors Verizon's compliance in the areas of data protection and privacy.

- **Data privacy.** Verizon has a dedicated Chief Privacy Officer whose team advises the business on privacy risks and assesses the effectiveness of privacy controls. The Chief Privacy Officer at least annually briefs the Audit Committee on data privacy risks and mitigating actions.

- **Cybersecurity.** To more effectively address the cybersecurity threats posed today, Verizon has a dedicated Chief Information Security Officer (CISO) whose team is responsible for leading enterprise-wide information security strategy, policy, standards, architecture and processes. The CISO leads an annual review and discussion with the Board dedicated to Verizon's cybersecurity risks, threats and protections. The CISO provides a mid-year update to this annual review to the Audit Committee and, as warranted, additional updates throughout the year. The Audit Committee also receives a report from senior management on Verizon's cybersecurity posture and related matters at each of its other meetings during the year at which the CISO is not present.

Responsible business. Verizon's Responsible Business Council, chaired by the CEO and composed of members of the senior leadership team, oversees the integration of responsible business practices as a core operating principle. The Chief Responsible Business Officer reports to the Board on the Council's activities and Verizon's community and social impact initiatives.

Current policy and technology issues impacting corporate reputation. The Corporate Governance and Policy Committee has primary responsibility for overseeing the Company's handling of risks related to Verizon's position and engagement on important public policy and technology issues, as well as individual events and incidents that may affect the Company's business and reputation. The Committee receives regular updates from management on the current policy and technology issues facing the Company that may generate publicity and impact corporate reputation.

Political activities and lobbying. Verizon adheres to the highest ethical standards when engaging in any political activity. The Corporate Governance and Policy Committee oversees our political activity, including lobbying, and receives a comprehensive briefing from the Senior Vice President of Public Policy and Government Affairs on these activities at least annually.

Verizon understands that transparency regarding our political activity is critical to maintaining the trust of our stakeholders. We publish a Political Engagement Report on our corporate website that is updated twice a year. This report describes our current policy priorities, provides information about lobbying activities and our Public Policy organization's significant memberships in trade associations and issue advocacy organizations, and lists all of our PAC contributions, corporate political contributions, support for ballot initiatives and independent expenditures for the period covered. Verizon supports trade associations and issue advocacy organizations for a number of reasons, including to reflect our interest in the community, acquire valuable industry and market expertise and support our strategic policy positions, business goals and interests. We recognize that we may not always agree with every position of each organization or its members and that these groups often have a diversity of members, interests and viewpoints that may not always reflect Verizon's beliefs or priorities. In order to mitigate reputational risks associated with our engagement with these organizations, we regularly review our participation to confirm ongoing alignment with our corporate priorities and goals. When we disagree with a position of an organization we support, we communicate our concerns through the senior executives who interact with these organizations.

Human rights. As expressed in our Human Rights Statement, Verizon is committed to operating with respect for internationally recognized human rights. We have a dedicated Business and Human Rights Program that works to embed human rights considerations into responsible business decision-making processes across the Company. The Corporate Governance and Policy Committee oversees our human rights work.

Culture and employee engagement. Our Board views our employees as one of Verizon's most critical assets and regularly receives briefings from the CEO and the Chief Human Resources Officer on initiatives to strengthen our company culture and encourage employee engagement. The CEO and the Chief Human Resources Officer review with the Board the results of the "Pulse" surveys completed by employees across the Company. Periodically, our Directors attend employee town halls and participate in leadership forums with employees. Verizon is committed to creating a collaborative and inclusive environment that reflects our values of trust, care and excellence. We focus on hiring top talent and having the most engaged workforce with the skills and experience to extend our leadership. The Board views this commitment as a business imperative and a competitive advantage.

Succession planning and talent development. Our Board recognizes that one of its most important duties is to promote continuity in Verizon's senior leadership by overseeing the development of executive talent and planning for the efficient succession of the CEO. Our Board has delegated primary oversight responsibility for succession planning to the Human Resources Committee, which oversees assignments to key leadership positions. The Human Resources Committee reports on its activities to the full Board, which addresses succession planning during executive sessions.

To align the succession planning and management development process with Verizon's strategic objectives, the Board and the Human Resources Committee regularly consult with the CEO and the Chief Human Resources Officer, and receive advice on related compensation issues from the Human Resources Committee's independent compensation consultant.

Employee health and safety. Verizon is committed to maintaining a safe workplace and environmentally responsible work practices, and we expect our suppliers to share that commitment. The Audit Committee receives regular briefings on health and safety matters, including incidents involving employees and suppliers and actions that management is taking to limit these risks.

Compensation risk. The Human Resources Committee considers the impact of our executive compensation program and the incentives created by compensation awards on Verizon's overall risk profile. It also oversees management's annual assessment of compensation risk arising from Verizon's compensation policies and practices. This annual assessment is conducted by members of management including the Senior Vice President of Internal Audit and the Senior Vice President, Deputy General Counsel and Corporate Secretary. The assessment includes a review of the features and characteristics of Verizon's compensation policies and programs, the performance metrics under the Short- and Long-Term Incentive Plans and the process for calculating and approving adjustments that are part of the plan, as well as the approval processes for compensation programs and related payouts. The assessment also reviews governance oversight at the Committee and Board level, Code of Conduct provisions and mandatory training programs that reinforce policies that mitigate risk, and performance metrics and measurement periods that are aligned with Verizon's business strategy.

Based on management's review, Verizon has concluded that our compensation policies and procedures are not reasonably likely to have a material adverse effect on Verizon because they are appropriately structured and discourage employees from taking excessive risks.

Other risk-related matters

Business conduct and ethics. We are committed to operating with the highest level of integrity, responsibility and accountability. To that end, we have adopted a Code of Conduct that applies to all employees, including the CEO, the CFO and the Controller. The Code of Conduct describes each employee's responsibility to conduct business with the highest ethical standards and provides guidance about preventing, reporting and remediating potential compliance violations in key areas. Verizon thoroughly investigates all claims of misconduct. Various types of cases are reported to the Chief Compliance Officer, who discusses the most serious Code of Conduct violations with the Audit Committee at least annually.

Directors are expected to act in the spirit of the Code of Conduct, and to comply with the specific ethical provisions of the Corporate Governance Guidelines. Our Board is strongly predisposed not to waive any of these business conduct and ethics provisions for senior executives or Directors. In the event of an amendment or a waiver, we will promptly disclose the Board's action on the Corporate Governance section of our website at **www.verizon.com/about/investors/corporate-governance**.

Related person transactions. The Board has adopted a Related Person Transaction Policy. The Corporate Governance and Policy Committee reviews related person transactions in accordance with SEC rules. Based on the facts and circumstances of each case, the Committee may approve, disapprove, ratify or cancel the transaction or recommend another course of action. In approving, disapproving, ratifying, cancelling, or making a recommendation to management, the Committee considers facts and circumstances it deems relevant, which may include, but are not limited to, (a) the risks, costs, and benefits to the Company, (b) whether the transaction could impair the independence of a non-employee Director, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. The Committee approves only those related person transactions that are in, or are not inconsistent with, the interests of the Company and its shareholders, as the Committee determines in the good faith exercise of its discretion. Any Committee members who are involved in a transaction under review do not participate in the Committee's deliberations. During 2024, there were no related person transactions required to be disclosed in this proxy statement.

Insider trading policy. We have adopted an insider trading policy that governs the purchase, sale and other disposition of the Company's securities by Verizon Directors, officers and employees. Consistent with the Code of Conduct, the policy prohibits trading in our securities while in possession of material nonpublic information. It also subjects our Directors, officers and certain designated employees to additional trading restrictions. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations as well as the exchange listing standards applicable to us. A copy of this insider trading policy is filed as an exhibit to Verizon's Annual Report on Form 10-K for the year ended December 31, 2024.

Our approach to shareholder engagement

We believe that a robust shareholder outreach and engagement program is an essential component of maintaining our strong corporate governance practices. Ongoing communication with our investors helps our Board and senior management gather useful feedback on a wide range of topics. In our discussions with investors, we seek their input on a variety of corporate governance, compensation and environmental and social topics that may impact our business or reputation. We strive for a collaborative approach with investors to solicit and understand a variety of perspectives. These engagements include the participation of our independent Lead Director or other Directors, when requested and appropriate. Shareholder feedback is regularly summarized and shared with our Board. In 2024, topics covered in engagement included executive compensation, political engagement, board diversity and skills, business ethics, human rights, risk management, cybersecurity, data privacy, digital inclusion, human capital management, responsible AI, climate change, network reliability and resilience, nature-related impacts, Verizon's ESG ratings, and the subject matter of shareholder proposals that received a significant vote.

Where to find more information

You can find information about the Verizon Board on the Corporate Governance section of our website at **www.verizon.com/about/investors/corporate-governance**. You can also access Verizon's Corporate Governance Guidelines, Code of Conduct and other corporate governance materials, including Verizon's certificate of incorporation, bylaws, committee charters and policies at that site. You can request copies of these materials from the Assistant Corporate Secretary at the address provided under "Contacting us."

In addition, you can access our Responsible Business Reports, TCFD Reports, Transparency Reports, Political Engagement Reports and EEO-1 Reports, as well as key company policies at **www.verizon.com/about/investors/reporting**.

The information contained on any website referred to in this proxy statement is provided for reference only and is not incorporated herein by reference. The inclusion of information contained in the reports on our website should not be construed as a characterization of the materiality or financial impact of that information.

How to contact the Board

Any shareholder or interested party may communicate directly with our Board, any committee of our Board, any individual Director (including the Lead Director and the committee chairs), or the non-employee Directors as a group, by writing to:

Verizon Communications Inc.
Board of Directors
(or committee name, individual Director, Lead Director, committee chair or non-employee Directors as a group, as appropriate)
1095 Avenue of the Americas
New York, New York 10036

Verizon's Corporate Secretary reviews all correspondence addressed to our Directors and periodically provides the Board with copies of all communications concerning the functions of our Board or its committees, or that otherwise require Board attention. Typically, the Corporate Secretary will not forward communications that are of a personal nature or are unrelated to the duties and responsibilities of our Board, including business solicitations or advertisements, mass mailings, job-related inquiries, or other unsuitable communications. All communications involving substantive accounting or auditing matters are forwarded to the Chair of the Audit Committee.

Non-employee Director compensation

The Human Resources Committee, in consultation with its independent compensation consultant, reviews and recommends non-employee Director compensation. In 2024, each non-employee Director of Verizon received a grant of Verizon share equivalents valued at $210,000 on the grant date and an annual cash payment of $125,000. The Chairs of the Corporate Governance and Policy Committee and the Finance Committee each received an additional annual cash payment of $20,000, and the Chairs of the Audit Committee and the Human Resources Committee each received an additional annual cash payment of $30,000. The Lead Director received an additional annual cash payment of $75,000. No additional fees were paid for meeting attendance.

All share equivalents that non-employee Directors receive are automatically credited to the Director's deferred compensation account under the Verizon Executive Deferral Plan, which is referred to as the Deferral Plan, and invested in a hypothetical Verizon stock fund. Amounts in a Director's deferred compensation account are paid in a cash lump sum in the year following the year the Director leaves our Board.

Non-employee Directors may choose to defer all or part of their annual cash payments under the Deferral Plan. They may elect to invest these amounts in the hypothetical investment options available to participants in Verizon's Management Savings Plan or in a hypothetical cash account that earns a return rate equal to the long-term, high-grade corporate bond yield average as published by Moody's Investor Services.

The non-employee Directors are eligible to participate in the Verizon Foundation Matching Gifts Program. Under this program, which is open to all Verizon employees, the Foundation matches up to $5,000 per year of charitable contributions to accredited colleges and universities, $1,000 per year of charitable contributions to any non-profit with 501(c)(3) status, and $1,000 per year of charitable donations to designated disaster relief campaigns.

Non-employee Director compensation in 2024

Name (a)	Fees earned or paid in cash[1] ($) (b)	Stock awards[2] ($) (c)	Option awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Change in pension value and nonqualified deferred compensation earnings ($) (f)	All other compensation ($) (g)	Total ($) (h)
Shellye Archambeau*	145,000	210,000	0	0	0	0	355,000
Roxanne Austin*	147,500	210,000	0	0	0	0	357,500
Mark Bertolini*	145,000	210,000	0	0	0	0	355,000
Vittorio Colao	125,000	210,000	0	0	0	0	335,000
Melanie Healey+	41,667	210,000	0	0	0	0	251,667
Caroline Litchfield	31,250	52,500	0	0	0	0	83,750
Laxman Narasimhan	125,000	210,000	0	0	0	0	335,000
Clarence Otis, Jr.^	200,000	210,000	0	0	0	0	410,000
Daniel Schulman*^	155,000	210,000	0	0	0	0	365,000
Rodney Slater	125,000	210,000	0	0	0	0	335,000
Carol Tomé	125,000	210,000	0	0	0	0	335,000
Gregory Weaver*+	49,167	210,000	0	0	0	0	259,167

* Denotes a chair of a standing committee during 2024.

+ Ms. Healey and Mr. Weaver each served on the Board until the beginning of May 2024.

^ Mr. Otis served as Lead Director until December 5, 2024, when Mr. Schulman succeeded him in this role.

1 This column includes all fees earned in 2024, whether the fee was paid in 2024 or deferred.

2 For each non-employee Director, this column reflects the grant date fair value of the non-employee Director's 2024 annual stock award, computed in accordance with FASB ASC Topic 718. The following reflects the aggregate number of share equivalents held as of December 31, 2024 by each person who served as a non-employee Director during 2024: Ms. Archambeau, 58,851; Ms. Austin, 24,325; Mr. Bertolini, 52,246; Mr. Colao, 12,562; Ms. Healey, 72,304; Ms. Litchfield, 1,180; Mr. Narasimhan, 21,219; Mr. Otis, 131,276; Mr. Schulman, 33,445; Mr. Slater, 88,135; Ms. Tomé, 16,875; and Mr. Weaver, 49,218.

Executive compensation

 **Item 2: Advisory vote to approve executive compensation**

The Board of Directors recommends that you vote FOR this proposal.

Shareholders have strongly supported Verizon's executive compensation program since our first annual advisory vote on the matter in 2009. We are asking you to vote in favor of the following non-binding resolution:

"Resolved, that the shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Verizon's proxy statement for the 2025 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Compensation Tables, and the related narrative discussion."

The structure of our executive compensation program for 2024 is similar to prior years, with updates to address changes in our strategic emphasis. Our Board recommends a vote FOR this resolution because the Board believes our program effectively:

- Encourages strong short-term and long-term performance;
- Aligns the executives' long-term interests with those of our shareholders; and
- Retains high-performing executives.

In the Compensation Discussion and Analysis and Compensation Tables beginning on page 20 and 37, respectively, we provide a detailed description of our executive compensation program, including our philosophy, the elements of our program, and the compensation of our named executive officers. We encourage you to read these sections before deciding how to vote on this proposal.

This advisory resolution, commonly known as a "say-on-pay" resolution, is not binding on our Board of Directors. Nevertheless, the Board and the Human Resources Committee value shareholder feedback received through this annual say-on-pay vote and our direct investor outreach program. The voting results and direct shareholder input are carefully reviewed and considered and are an important part of the process for evaluating our executive compensation program.

Compensation discussion and analysis

2024

Named executive officers



Hans Vestberg

Chairman and Chief Executive Officer



Anthony Skiadas

Executive Vice President and Chief Financial Officer



Sowmyanarayan Sampath

Executive Vice President and Group CEO – Verizon Consumer

Kyle Malady

Executive Vice President and Group CEO – Verizon Business



Vandana Venkatesh

Executive Vice President – Public Policy and Chief Legal Officer



Craig Silliman*

Former Executive Vice President and President – Verizon Global Services

* Mr. Silliman stepped down as Executive Vice President and President – Verizon Global Services on July 1, 2024 and remained as a strategic advisor to Verizon until his separation from Verizon on December 20, 2024.

Corporate Governance

Human Resources Committee. The Human Resources Committee of the Board of Directors oversees the design and implementation of the compensation program for our named executive officers, as well as Verizon's management succession planning, talent development and human capital management initiatives. The CEO's compensation is determined by the independent members of the Board after receiving the Committee's recommendation. References to the Committee in this Compensation Discussion and Analysis with respect to the CEO's compensation reflect that process.

Management. The Committee consults with the Chief Human Resources Officer about the design, administration and operation of the compensation program. The Committee has delegated administrative responsibility for implementing its decisions on compensation and benefits matters to the Chief Human Resources Officer, who reports to the Committee on the actions taken under this delegation.

The Committee seeks the CEO's views on whether the existing compensation policies and practices continue to support Verizon's business and performance objectives, utilize appropriate performance targets, and appropriately reward the contributions of the other named executive officers. While the Committee values the CEO's insight, ultimately the Committee makes an independent determination on all matters related to the compensation of the named executive officers.

Independent compensation consultant. The Committee has the sole authority to retain and terminate a compensation consultant and to approve all terms of the engagement, including fees. The Committee retained Semler Brossy Consulting Group, LLC as its compensation consultant (Semler Brossy). Semler Brossy advises the Committee on all matters related to the compensation of our named executive officers and our non-employee Directors. Semler Brossy's advisory services include providing current benchmarking data for our peer group and other relevant market data in our industry and helping the Committee interpret this data, as well as data provided by the Company. Semler Brossy participates in Committee meetings and confers regularly with the Committee in executive session at those meetings.

Committee policy prohibits Semler Brossy from doing any work for the Company during its engagement, and Semler Brossy did not perform work for the Company in 2024. The Committee made assessments of Semler Brossy under SEC rules and NYSE and Nasdaq listing standards and concluded that Semler Brossy was independent, and that its work in 2024 for the Committee did not raise any conflicts of interest.

Shareholder feedback on compensation

Our Board, the Human Resources Committee and our management team value shareholder perspectives on our executive compensation program. Management and Directors engage with our institutional shareholders in meetings and calls throughout the year. Topics of discussion typically include the Committee's choice of performance measures for awards issued under our Short- and Long-Term Incentive Plans, the relationship between the performance measures and our long-term strategy, the payout terms of equity awards, compensation recoupment policies and shareholder proposals, and our long-standing practice of including performance measures related to our responsible business goals in our Short-Term Plan. In addition to this direct feedback, as part of the Committee's annual review of the executive compensation program, the Committee considers the outcome of Verizon's annual shareholder advisory vote on executive compensation – the "say-on-pay." At our annual meeting of shareholders in May 2024, the compensation of our named executive officers was approved by approximately 91% of votes cast. Based on the perspective obtained from discussions with our long-term shareholders, the results of our 2024 say-on-pay vote, and the history of strong shareholder support in prior say-on-pay votes, the Committee believes our shareholders continue to strongly support Verizon's executive compensation program.

Best practices in executive compensation and governance

Our compensation program reflects our commitment to industry-leading standards for compensation design and governance. The Human Resources Committee regularly reviews best practices in executive compensation and governance and revises our policies and practices when appropriate. The following table highlights some features of our executive compensation program that demonstrate the rigor of our policies.

✔ What we do

		More information on page
Pay for performance	Approximately 90% of named executive officers' total compensation opportunity is variable, incentive-based pay.	23
Focus on performance: Exclude buybacks from EPS results	Our adjusted earnings per share (EPS) metric under our Long-Term Incentive Plan (Long-Term Plan) excludes the benefit of any repurchases of Verizon's common stock under a share buyback program.	29
Robust stock ownership guidelines	We have stock ownership guidelines for the CEO of 7x base salary; for other named executive officers of 4x base salary; and for Directors of 5x the cash component of the annual Board retainer.	34
Clawback policies	Our clawback policies give us the right to cancel or "claw back" incentive compensation from any senior executive who has engaged in misconduct that results in (i) significant reputational or financial harm to Verizon or (ii) a material financial restatement. In addition, the Company maintains an additional clawback policy in accordance with NYSE and Nasdaq listing rules that provides for the mandatory recovery of erroneously awarded "incentive-based compensation" from current and former executive officers in the event that Verizon is required to prepare an accounting restatement.	35
Anti-hedging policy	Our anti-hedging policy prohibits Directors and executives who receive equity-based incentive awards from entering into transactions designed to hedge or offset any decrease in the market value of Verizon stock that they own.	35
Double-trigger change in control	In the event of a change in control, our Long-Term Plan requires an involuntary termination without cause for any accelerated vesting of awards.	34
Responsible business metric	For over 20 years, our short-term incentive program has included a metric reflecting our responsible business goals.	26

✘ What we don't do

Tax gross-ups	We do not provide tax gross-ups to our executive officers or Directors.	33
Dividends on unearned performance awards	We do not pay dividends on unearned Performance Stock Units (PSUs) or Restricted Stock Units (RSUs).	28
Employment contracts	None of our named executive officers has an employment contract.	34
Guaranteed benefits	Over 15 years ago, we froze our defined benefit pension and supplemental executive retirement benefits.	33

Benchmarking total compensation opportunity

The Committee evaluates whether the compensation opportunities for our executives are appropriate and competitive by comparing each named executive officer's total compensation opportunity – which represents the sum of the executive's base salary and target award amounts under the Short-Term Plan and the Long-Term Plan – to the total compensation opportunities for executives in comparable positions at peer companies, referencing the 50th percentile when making this comparison. A named executive officer's total compensation opportunity may be higher or lower depending upon the executive's tenure and overall level of responsibility.

The peer groups utilized for compensation benchmarking are reviewed each year. For 2024 compensation decisions, the Committee utilized a peer group that consisted of the companies in the Dow Jones Industrial Average (Dow) (other than Verizon) with at least $50 billion in annual revenue, plus Verizon's four largest industry competitors (AT&T, Charter Communications, Comcast and T-Mobile US) and four large market-capitalization technology companies (Alphabet, Amazon, Meta Platforms and Netflix) that were not included in the Dow at the time of the 2024 compensation decisions, whose applications rely heavily on our network and technology. This is the same peer group selection criteria utilized for 2023 compensation decisions.

Below are the companies included in the Company's peer group for 2024 compensation benchmarking purposes.

Alphabet	Cisco	Microsoft
Amazon	Comcast	Netflix
American Express	Home Depot	Nike
Apple	IBM	Procter & Gamble
AT&T	Intel	T-Mobile US
Boeing	Johnson & Johnson	UnitedHealth Group
Caterpillar	JPMorgan Chase	Walmart
Charter Communications	Merck	Walt Disney
Chevron	Meta Platforms	

Compensation objectives and elements of compensation

Compensation objectives

Verizon's executive compensation program supports the creation of shareholder value by pursuing four key objectives:

- **Attract and retain high-performing executives** with the leadership abilities and experience necessary to drive our customer-focused, technology-enabled strategy, within an enterprise of our scale, breadth and complexity;
- **Pay for superior results and sustainable growth** by rewarding the achievement of challenging short- and long-term performance goals designed to build shareholder value;
- **Drive performance and create shareholder value** by emphasizing variable, at-risk compensation with an appropriate balance of short-term and long-term objectives that align executive and shareholder interests; and
- **Manage risk through oversight and compensation design** features, policies and practices that strike an appropriate balance between risk and reward.

Elements and mix of compensation to emphasize long-term performance

The Committee determines the appropriate balance between fixed and variable pay elements, short- and long-term pay elements, and cash and equity-based pay elements when setting total compensation opportunities at competitive levels.

Pay element	Characteristics	Purpose
Base salary	Annual fixed cash compensation	Attract and retain high-performing and experienced executives
Short-term incentive opportunity	Annual variable cash compensation based on the achievement of predetermined annual performance measures	Motivate executives to achieve short-term performance goals that will establish the foundation for future growth
Long-term incentive opportunity	Long-term variable equity awards granted annually as a combination of performance-based stock units and time-based restricted stock units	Align executives' interests with those of shareholders, encourage efforts to grow long-term value, and retain executives

The Committee believes that a substantial majority of each named executive officer's total compensation opportunity should be variable and at risk in order to emphasize a performance-based culture. Moreover, since the annual Long-Term Plan awards feature three-year award cycles, with awards consisting of PSUs subject to both performance-based and time-based vesting requirements and RSUs subject to time-based vesting requirements, we reward sustained performance and also encourage high-performing executives to remain with Verizon.

2024 total compensation pay mix

The following chart illustrates the approximate allocation of the named executive officers' 2024 total compensation opportunity between variable, performance-based elements and fixed pay. The actual percentages vary by individual.



Base salary
10%

Long-term incentives
75%

Short-term incentives
15%

90% at risk pay

In establishing the mix of incentive pay for the named executive officers, the Committee balances the importance of meeting Verizon's short-term business goals with the need to create shareholder value over the longer term. The Committee also considered market data with respect to the mix of annual cash and long-term equity components for similarly situated executives among the peer group. Based on its review, the Committee established long-term target compensation opportunities at levels of approximately three times the annual base salary and short-term incentive target compensation opportunities of the named executive officers.

Performance target setting

The Committee takes a holistic approach to establishing performance targets under our incentive plans and ensuring that they are aligned with Verizon's short- and long-term strategic goals. In establishing performance targets, the Committee recognizes the importance of achieving an appropriate balance between rewarding executives for strong performance over both the short- and long-term and establishing realistic goals that continue to motivate and retain executives. As a result, we believe that our Short-Term and Long-Term Plans provide for measurable, rigorous performance targets that are attainable, but challenge executives to drive business results that generate shareholder value.

In setting the performance targets, the Committee considered the following factors:

- Verizon's short- and long-term strategy;
- Economic, industry and competitive environments;
- The creation of shareholder value;
- The achievement level against performance targets in the prior year;
- Financial analysts' consensus estimates for the performance measures over future performance cycles;
- The correlation among the performance measures and considerations of how Verizon's operational performance will affect each measure differently; and
- With regard to the responsible business metrics in the Short-Term Plan, Verizon's strategic plans to promoting a culture of inclusion and sustainable business practices.

2024 annual base salary

To determine an executive's base salary, the Committee, with assistance from Semler Brossy, considers the pay practices of the peer group for comparable positions; the executive's experience, tenure, scope of responsibility and performance; internal pay alignment; continuity planning and management development considerations; and for newly-hired executives, the Committee also considers the compensation required to attract the executive to the Company. There is no specific weighting applied to any of these factors in setting annual salaries, and the process ultimately relies on the subjective exercise of the Committee's judgment. Taking into account these considerations, in January 2024, the Committee approved 2024 base salary increases of 14.29% for Mr. Sampath, 10% for Mr. Malady, 7.69% for Ms. Venkatesh and 2.78% for Mr. Silliman. In addition, the Committee approved a base salary increase of 25% for Mr. Skiadas based on its assessment of the market competitiveness of his total compensation opportunity, his tenure and experience and internal pay equity considerations. Mr. Vestberg did not receive a base salary increase in 2024.

2024 short-term incentive compensation

The Verizon Short-Term Plan motivates executives to achieve challenging short-term performance targets in order to provide the foundation for future growth. Each year, the Committee establishes the potential value of the awards under the Short-Term Plan, as well as the performance targets required to achieve these awards.

For the 2024 Short-Term Plan, the Committee established a single set of performance metrics at the Verizon corporate level, based on Verizon's consolidated results, that apply to all executives, consistent with the 2023 Short-Term Plan. The Committee maintained the same core design from the 2023 Short-Term Plan, and established three financial performance measures – wireless service revenue, cash flow from operations and adjusted operating income – and maintained the same responsible business metrics. The three financial measures are the same as the 2023 Short-Term Plan, except that the Committee adjusted the revenue metric to consist of wireless service revenue instead of service and other revenue. Wireless service revenue does not include certain regulatory fees that are outside of our control or revenue from our wireline business, and instead represents revenue from our wireless business, which is an important driver of our growth and the focus of our investments and strategy. The Committee also adjusted the weightings so that all three financial measures are weighted equally to focus executives on executing on the business priorities of growing wireless service revenue, generating strong cash flow and expanding margins. There was no change to the weighting of the responsible business metrics.

The Committee set the values of the 2024 Short-Term Plan award opportunities as a percentage of an executive's base salary based on both the scope of the executive's responsibilities and the competitive pay practices of the peer group used for benchmarking our executives' total compensation opportunity. The Short-Term Plan award opportunities at the threshold, target and maximum levels for each of the named executive officers are shown in the Grants of Plan-based Awards table on page 39.

For the named executive officers, target award opportunities, expressed as a percentage of base salary, did not change for 2024. However, the dollar value of the 2024 target award opportunity for the named executive officers other than Mr. Vestberg increased from 2023 as a result of the base salary increases described above. Mr. Vestberg did not receive a salary increase in 2024, so the dollar value of Mr. Vestberg's 2024 target award opportunity was the same as it was in 2023.

The following table shows the 2024 Short-Term Plan target award opportunity for each of the named executive officers.

2024 Short-Term Plan target award opportunity

Named executive officer	As a percentage of base salary	As a dollar value
Mr. Vestberg	250%	$ 3,750,000
Mr. Skiadas	150%	$ 1,500,000
Mr. Sampath	150%	$ 1,800,000
Mr. Malady	150%	$ 1,650,000
Ms. Venkatesh	150%	$ 1,050,000
Mr. Silliman	150%	$ 1,387,500

Annual performance measures

In January 2024, the Committee established the performance measures and targets for the 2024 Short-Term Plan. The Committee established financial, operational and responsible business performance measures and targets at the Verizon corporate level, based on Verizon's consolidated results. For each performance measure, the Committee set a target that challenges executives to drive business results that generate shareholder value. Verizon's performance with respect to these applicable measures determines the amount of the short-term incentive awards earned by the named executive officers.

The 2024 performance measures, along with the weighting ascribed to each, are shown on the following page as a percentage of the total Short-Term Plan award opportunity at target level performance. The Committee believes that these performance measures are appropriate to motivate Verizon's executives to achieve outstanding short-term results and, at the same time, help establish the foundation for long-term value for shareholders.

The 2024 measures and related targets approved by the Committee are described in detail on the following page.

2024 Short-Term Plan performance measures and weightings



Responsible business 10%

Wireless service revenue 30%

2024 performance measures

Cash flow from operations 30%

Adjusted operating income 30%

Why these performance measures?

The Committee selected wireless service revenue, adjusted operating income, and cash flow from operations to reflect Verizon's strategic goals of encouraging profitable operations, growth and delivering best-in-class network experiences in a cost efficient manner. Consistent with prior years, the Committee also selected responsible business metrics to reflect Verizon's commitments to promoting a culture of inclusion and sustainable business practices.

Wireless service revenue

Wireless service revenue is a measure that reflects the extent to which we have been successful in attracting and retaining customers, penetrating key markets with our products and services and creating high-quality growth. It also includes revenue from our fixed wireless access product, which is an important and strategic growth driver. The Committee views this measure as an important indicator of Verizon's growth and success in realizing its strategic initiatives.

Target range: $78.3 billion to $79.4 billion

Adjusted operating income

Adjusted operating income is a measure that reflects operating profitability because it indicates how much profit we generate after subtracting operating expenses, including depreciation and amortization and the other costs of running the business, from total revenue. The Committee views this as an important indicator of how well our management is growing revenue while managing operating costs. Adjusted operating income excludes the effect of special items, which provides more comparable financial results from period to period.

Target range: $30.7 billion to $32.2 billion

Cash flow from operations

Cash flow from operations is a measure of the cash generated from our ongoing, regular business activities and is used to fund expansion and modernization of our networks, service and repay external financing, pay dividends and invest in new businesses and spectrum.

Target range: $34.5 billion to $36.5 billion

Responsible business metrics

Responsible business metrics reinforce our corporate purpose to power and empower how people live, work and play. As a large, multinational company with a broad customer and employee base, we know that our operations are strengthened when we have diverse perspectives and experiences reflected in our workforce and business partners. We are committed to reducing the environmental impact of our operations because we believe that effective emissions and energy management lowers current and future operating costs and is necessary for the transition to a low-carbon economy. For our 2024 Short-Term Plan, the Committee utilized responsible business metrics and targets that assessed the percentage of our U.S.-based workforce that is comprised of women and minorities **(workforce diversity)**, the amount of our overall annual supplier spend with, or directed to, diverse firms **(diverse supplier spend)** and the percentage by which we reduce our carbon intensity – the amount of carbon our business emits divided by the terabytes of data we transport over our networks – as compared to the prior year **(carbon intensity reduction)**.

Targets: Workforce diversity of 59.2%, diverse supplier spend of $5.0 billion, and carbon intensity reduction of 16.0%

2024 Adjusted company results[1]

The Short-Term Plan provides for performance measures to be adjusted to exclude the impact of certain types of events not contemplated at the time the performance measures were set, such as significant transactions, changes in legal or regulatory policy and other special items. In determining Verizon's performance against the performance measures, the Committee made adjustments to cash flow from operations for impacts associated with the 2024 tower transaction with Vertical Bridge and separation payments in connection with the Voluntary Separation Program and adjustments to workforce diversity related to the Voluntary Separation Program.



$79.1B Wireless service revenue	**$31.7B** Adjusted operating income	**$35.6B** Cash flow from operations
Target range: $79.4B / **$79.1B** / $78.3B	Target range: $32.2B / **$31.7B** / $30.7B	Target range: $36.5B / **$35.6B** / $34.5B
59.2% U.S.-based workforce comprised of women and minorities (below target performance)	$5.7B annual supplier spend with, or directed to, diverse firms[2] (above target performance)	18.7% reduction in carbon intensity (above target performance)

1   A reconciliation of non-GAAP measures to the most directly comparable GAAP measures may be found in Appendix A.

2   For the twelve-month period ended September 30, 2024 or November 30, 2024, depending on the tier of supplier.

2024 Short-Term Plan awards

Based on its assessment of Verizon's performance against the Verizon corporate measures and targets set forth above, the Committee approved a payout percentage for all of the employees participating in the Short-Term Plan of 103%.

The following table shows the actual Short-Term Plan award earned by each named executive officer based on the payout percentages detailed above.

Named executive officer	Target award	x	Payout percentage	=	Actual award
Mr. Vestberg	$ 3,750,000		103%		$ 3,862,500
Mr. Skiadas	$ 1,500,000		103%		$ 1,545,000
Mr. Sampath	$ 1,800,000		103%		$ 1,854,000
Mr. Malady	$ 1,650,000		103%		$ 1,699,500
Ms. Venkatesh	$ 1,050,000		103%		$ 1,081,500
Mr. Silliman	$ 1,387,500		103%		$ 1,429,125

Long-term incentive compensation

The Long-Term Plan is intended to align executives' and shareholders' interests and to reward participants for creating long-term shareholder value.

Annual Long-Term Plan awards are made in PSUs and RSUs. The value of each PSU or RSU is equal to the value of one share of Verizon common stock. The Committee assumes each executive will earn 100% of the PSUs and RSUs awarded for purposes of determining the total compensation opportunity. PSUs and RSUs accrue dividend equivalents that are deemed to be reinvested in PSUs and RSUs, respectively. These dividend equivalents are paid when, and only to the extent that, the related PSUs and RSUs are actually earned. PSUs are earned over a three-year performance cycle, with cliff vesting at the end of the three-year period. The Committee believes that a three-year performance cycle is appropriate for the PSU awards because a multi-year performance cycle measures the effectiveness of management's execution of long-term strategies and the effect on shareholder value. RSUs vest ratably over three years, which aligns with market practice and enables us to continue to attract and retain key executive talent.

Consistent with 2023 awards, the 2024 Long-Term Plan awards for executives other than Mr. Vestberg, were comprised of 60% PSUs and 40% RSUs and Mr. Vestberg's 2024 award was comprised of 67% PSUs and 33% RSUs. For the 2024 awards, the Committee retained the cumulative free cash flow and adjusted EPS PSU performance metrics from the 2023 awards, and utilized wireless service revenue instead of service and other revenue for the revenue metric. The Committee chose wireless service revenue because wireless service revenue does not include certain regulatory fees that are outside of our control or revenue from our wireline business, and instead represents revenue from our wireless business, including our fixed wireless access business, which is an important driver of our growth and the focus of our investments and strategy. The three metrics remained equally weighted, with one-third based on Verizon's cumulative free cash flow, one-third based on Verizon's cumulative adjusted EPS and one-third based on Verizon's cumulative wireless service revenue over the three-year performance period. The Committee also retained relative total shareholder return (TSR) as a modifier to the PSU vesting percentage as compared against the companies in the S&P 100.

The number of PSUs actually earned and paid is determined based upon Verizon's achievement of pre-established performance targets over the three-year performance cycle, and the ultimate value of each PSU depends on Verizon's stock price. Because the value of PSUs is linked to both stock price and performance targets, PSUs provide a strong incentive to executives to deliver value to Verizon's shareholders. RSUs also provide a performance link as the value of the award depends on Verizon's stock price. Both PSUs and RSUs provide a retention incentive by requiring the executive to remain employed with Verizon through the end of the applicable vesting period, subject to certain qualifying separations. The 2024 PSUs and RSUs are payable in shares of Verizon stock.

2024 Long-Term Plan award opportunities

The Committee set the annual target long-term incentive award levels to create an appropriate total compensation opportunity for the named executive officers in light of the Committee's reference of the 50th percentile for comparable executives within the peer group and the compensation mix considerations described above, and taking into account market practices for each individual's role and responsibilities, the individual's performance, the strategic impact of the individual's role and internal pay alignment.

The 2024 target award opportunity for the named executive officers was allocated between PSUs and RSUs as noted above, and the target award opportunity allocated to each type of award was converted into a target number of units using the closing price of Verizon's common stock on the grant date.

2024 Long-Term Plan target award opportunity

Named executive officer	As a dollar value
Mr. Vestberg	$ 18,000,000
Mr. Skiadas	$ 8,500,000
Mr. Sampath	$ 10,000,000
Mr. Malady	$ 9,250,000
Ms. Venkatesh	$ 4,500,000
Mr. Silliman	$ 7,750,000

Each of the named executive officers other than Mr. Vestberg, received 60% of his or her 2024 Long-Term Plan award in the form of PSUs and 40% in the form of RSUs, consistent with past practice, which the Committee believes incentivizes our executives to focus on our long-term operational goals and to deliver TSR performance, as well as encourages retention among our highly-qualified team. Consistent with 2023, Mr. Vestberg received 67% of his 2024 Long-Term Plan award in the form of PSUs and 33% in the form of RSUs, which further emphasizes the importance of Mr. Vestberg delivering on our long-term operational goals and TSR performance. One-third of the 2024 PSUs is eligible to vest based on Verizon's cumulative adjusted EPS, one-third is eligible to vest based on Verizon's cumulative free cash flow and one-third is eligible to vest based on Verizon's cumulative wireless service revenue. The number of PSUs that will ultimately vest may be decreased or increased by up to 25% depending on Verizon's TSR position at the end of the three-year period compared with the companies in the S&P 100 as constituted on the date the awards were granted.

Long-Term Incentive Program mix



Terms of 2024 PSU awards

Adjusted earnings per share metric

One-third of the 2024 PSUs will vest based on Verizon's cumulative adjusted earnings per share (EPS PSUs). The percentage of the EPS PSUs awarded for the 2024-2026 performance cycle that will vest is based on the extent to which Verizon's cumulative adjusted EPS over the performance cycle meets or exceeds the cumulative adjusted EPS performance levels set by the Committee at the beginning of the performance cycle. Adjusted EPS is defined as Verizon's cumulative earnings per share over the three-year performance period, adjusted to exclude the impact of special items, including the benefit of any repurchases of Verizon's common stock under a share buyback program, and is subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

The cumulative adjusted EPS target for the 2024-2026 performance cycle was set at a level reflective of our three-year strategic plan, which the Committee believes is attainable, but challenging in light of the business environment. The number of EPS PSUs that will vest ranges from 0%, if actual performance is below the threshold level, to 200%, if actual performance is at or above the maximum cumulative EPS level. The number of EPS PSUs that will vest in-between identified performance levels is determined by linear interpolation between vesting percentage levels.

Free cash flow metric

One-third of the 2024 PSUs will vest based on Verizon's cumulative free cash flow (FCF PSUs). The percentage of the FCF PSUs awarded for the 2024-2026 performance cycle that will vest is based on the extent to which Verizon's cumulative free cash flow over the performance cycle meets or exceeds the cumulative free cash flow performance levels set by the Committee at the beginning of the performance cycle. Free cash flow is calculated by subtracting capital expenditures from the total of cash flow from operations and is subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

The cumulative free cash flow target for the 2024-2026 performance cycle was set at a level reflective of our three-year strategic plan, which the Committee believes is attainable, but challenging in light of the business environment. The number of FCF PSUs that will vest ranges from 0%, if actual performance is below the threshold level, to 200%, if actual performance is at or above the maximum cumulative free cash flow level. The number of FCF PSUs that will vest in-between identified performance levels is determined by linear interpolation between vesting percentage levels.

Wireless service revenue metric

One-third of the 2024 PSUs will vest based on Verizon's cumulative wireless service revenue (WSR PSUs). The percentage of the WSR PSUs awarded for the 2024-2026 performance cycle that will vest is based on the extent to which Verizon's cumulative wireless service revenue over the performance cycle meets or exceeds the cumulative wireless service revenue performance levels set by the Committee at the beginning of the performance cycle. Wireless service revenue is defined as Verizon's cumulative revenue generated from access to and usage of Verizon's wireless network, excluding revenue related to wireless equipment, on a consolidated basis over the performance cycle, subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

The cumulative wireless service revenue target for the 2024-2026 performance cycle was set at a level reflective of our three-year strategic plan, which the Committee believes is attainable, but challenging in light of the business environment. The number of WSR PSUs that will vest ranges from 0%, if actual performance is below the threshold level, to 200%, if actual performance is at or above the maximum cumulative wireless service revenue level. The number of WSR PSUs that will vest in-between identified performance levels is determined by linear interpolation between vesting percentage levels.

Total shareholder return modifier

After the Committee determines the extent to which the EPS PSU, FCF PSU and WSR PSU performance measures have been achieved, the overall PSU vesting percentage may be increased or decreased by up to 25% depending on Verizon's TSR position compared with the companies in the S&P 100 as constituted on the date the awards were granted. If Verizon ranks at or above the 75th percentile, 25% will be added to the PSU vesting percentage (up to a maximum payout of 200%). If Verizon ranks at or below the 25th percentile, 25% will be subtracted from the PSU vesting percentage. If Verizon ranks at the median, there will be no change to the PSU vesting percentage, and for ranks in between the 25th and 75th percentile, the modifier will be determined by linear interpolation between the levels.

Why these performance measures?

The Committee selected adjusted EPS, free cash flow and wireless service revenue to focus our executives on our long-term operational goals, with cumulative adjusted EPS focusing on our profitability, cumulative free cash flow focusing on our ability to generate cash from operations and cumulative wireless service revenue focusing on our ability to be successful in attracting and retaining customers, penetrating key markets with our products and services and creating high-quality growth. The TSR modifier is a valuable indicator of our success because it measures our performance in returning value to our shareholders in comparison to alternative investments our shareholders could have made. For purposes of measuring our TSR positioning, the Committee utilizes the companies in the S&P 100 index because the Committee believes that it balances having companies comparable to Verizon's size in the comparator group with having a large enough number of companies to ensure that no one company overly impacts the outcomes in a given year and, further, that the S&P 100 is a recognized index, which is easy for shareholders and employees to track and understand.

2022 PSU awards earned in 2024

With respect to the PSUs awarded in 2022, the Committee determined the number of PSUs that vested for a participant based on the level of achievement of three performance metrics over the three-year performance cycle – adjusted EPS, free cash flow and service and other revenue – subject to adjustment depending on Verizon's TSR position at the end of the three-year period compared with the companies in the S&P 100 as constituted on the date the awards were granted.

2022-2024 EPS PSUs. One-third of the PSUs awarded were eligible to vest based on Verizon's cumulative adjusted EPS over the 2022-2024 performance cycle compared to the performance targets set by the Committee at the beginning of the three-year cycle. The following table shows the percentage of EPS PSUs awarded that would vest based on Verizon's cumulative adjusted EPS over the 2022-2024 performance cycle at different performance levels.

Verizon's cumulative adjusted EPS[1]	EPS vested percentage[2]
Greater than or equal to $18.09	200%
$17.78	150%
$16.92	100%
$15.21	50%
Less than $15.21	0%

[1] Adjusted EPS is defined as Verizon's cumulative earnings per share over the three-year performance period, adjusted to exclude the impact of special items, including the benefit of any repurchases of Verizon's common stock under a share buyback program, and is subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

[2] For achievement between the stated levels, vesting is determined by linear interpolation.

At the time the 2022-2024 award was granted, the Committee provided for the EPS metric to be determined on an adjusted basis, to preserve the intended incentives by excluding the impact of certain types of events not contemplated by our financial plan, such as significant transactions, changes in legal or regulatory policy and other special items. The Committee did not make any adjustments in determining Verizon's adjusted EPS over the performance cycle. The Committee determined that Verizon's adjusted EPS over the performance cycle was $14.48, which resulted in a vesting percentage of 0% for the EPS PSUs.

2022-2024 FCF PSUs. One-third of the PSUs awarded were eligible to vest based on Verizon's cumulative free cash flow over the 2022-2024 performance cycle compared to the performance targets set by the Committee at the beginning of the three-year cycle. The following table shows the percentage of FCF PSUs awarded that would vest based on Verizon's cumulative free cash flow over the 2022-2024 performance cycle at different performance levels.

Verizon's cumulative free cash flow[1] (in billions)	FCF vested percentage[2]
Greater than $68.6	200%
$66.1	150%
$63.6	100%
$58.2	50%
Less than $58.2	0%

[1] Free cash flow is calculated by subtracting capital expenditures from the total of cash flow from operations.

[2] For achievement between the stated levels, vesting is determined by linear interpolation.

At the time the 2022-2024 award was granted, the Committee provided for free cash flow to be determined on an adjusted basis, to preserve the intended incentives by excluding the impact of certain types of events not contemplated by our financial plan, such as significant transactions, changes in legal or regulatory policy and other special items. In determining Verizon's free cash flow over the performance cycle, the Committee made adjustments to free cash flow for impacts associated with the 2024 tower transaction with Vertical Bridge and separation payments in connection with the Voluntary Separation Program, which were not contemplated when the FCF PSU targets were set. These adjustments are set forth in Appendix A. In accordance with this pre-established adjustment methodology, the Committee determined that Verizon's cumulative free cash flow over the performance cycle was $51.2 billion, which resulted in a vesting percentage of 0% for the FCF PSUs.

2022-2024 SOR PSUs. One-third of the PSUs awarded were eligible to vest based on Verizon's cumulative adjusted service and other revenue (SOR) over the 2022-2024 performance cycle compared to the performance targets set by the Committee at the beginning of the three-year cycle. The following table shows the percentage of SOR PSUs awarded that would vest based on Verizon's cumulative adjusted SOR over the 2022-2024 performance cycle at different performance levels.

Verizon's cumulative SOR[1] (in billions)	SOR vested percentage[2]
Greater than or equal to $355.2	200%
$353.6	150%
$348.1	100%
$336.7	50%
Less than $336.7	0%

1   Service and other revenue (SOR) is defined as Verizon's cumulative revenue generated from Verizon's wireless and wireline businesses, excluding revenue related to wireless equipment, on a consolidated basis over the performance cycle, subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

2   For achievement between the stated levels, vesting is determined by linear interpolation.

At the time the 2022-2024 award was granted, the Committee provided for the SOR metric to be determined on an adjusted basis, to preserve the intended incentives by excluding the impact of certain types of events not contemplated by our financial plan, such as significant transactions, changes in legal or regulatory policy and other special items. The Committee did not make any adjustments in determining Verizon's service and other revenue over the performance cycle. The Committee determined that Verizon's cumulative service and other revenue over the performance cycle was $330.8 billion, which resulted in a vesting percentage of 0% for the SOR PSUs.

Relative total shareholder return modifier. After the Committee determined the extent to which the EPS PSU, FCF PSU and SOR PSU performance measures have been achieved, the overall PSU vesting percentage could be increased or decreased by up to 25% depending on Verizon's TSR position compared with the companies in the S&P 100 as constituted on the date the awards were granted. If Verizon ranked at or above the 75th percentile, 25% would be added to the PSU vesting percentage (up to a maximum payout of 200%). If Verizon ranked at or below the 25th percentile, 25% would be subtracted from the PSU vesting percentage. If Verizon ranked at the median, there would be no change to the PSU vesting percentage, and for ranks in between the 25th and 75th percentile, the modifier would be determined by linear interpolation between the levels. Over the three-year performance cycle ending December 31, 2024, Verizon's TSR ranked 82nd among the S&P 100 as constituted on the date the awards were granted, resulting in 25% being subtracted from the final PSU vesting percentage.

2022-2024 relative TSR modifier based on Verizon's TSR rank among S&P 100



Ranked 1st-25th
+25%

0

82nd

Ranked 26th-74th
1% subtracted from modifier for each decrease in rank

Ranked 75th-100th
-25%

2022-2024 PSU payout. Based on the results described above, in the first quarter of 2025 the Committee determined that the PSUs awarded to our named executive officers for the 2022-2024 performance cycle would payout at 0%.

Committee actions taken after fiscal year 2024

In March 2025, the Committee recommended, and the Board approved, an increase to the annual target long-term incentive opportunity for Mr. Vestberg, based on its assessment of the market competitiveness of his total compensation opportunity, his tenure and his experience. Mr. Vestberg's target 2025 long-term incentive opportunity increased from $18,000,000 to $25,000,000, and consistent with Mr. Vestberg's prior annual long-term incentive awards, the award is comprised of 67% PSUs and 33% RSUs. The PSUs and RSUs are subject to the same terms and conditions as the PSUs and RSUs granted to the other senior executives, which is consistent with prior year long-term incentive awards.

Other elements of the compensation program

Verizon also provides the named executive officers with limited additional benefits as generally described below, which are subject to applicable taxes and not intended to be a significant portion of their overall pay package. No named executive officer is eligible for a tax gross-up payment in connection with any of these benefits, including with respect to excise tax liability arising from any Internal Revenue Code Section 280G excess parachute payments.

Personal benefits

Transportation. Verizon provides limited aircraft and ground transportation benefits to enhance the safety and security of certain named executive officers. These transportation benefits also serve business purposes, such as allowing an executive to attend to confidential business matters while in transit.

Executive life insurance. Verizon offers the named executive officers and other executives the opportunity to participate in an executive life insurance program in lieu of participating in our basic and supplemental life insurance programs. The executives who elect to participate in the executive life insurance program own the life insurance policy, and Verizon provides an annual cash payment to defray a portion of the annual premiums.

Financial planning. Verizon provides a voluntary Company-sponsored financial planning benefit program for the named executive officers and other executives. If an executive participates in the program, the cost of the financial planning benefit is included in the executive's income.

For additional information on these benefits, see footnote 4 to the Summary Compensation table on page 37.

Retirement benefits

Over 15 years ago, the Committee determined that guaranteed pay in the form of defined benefit pension and supplemental executive retirement benefits was not consistent with Verizon's pay-for-performance culture. Accordingly, effective June 30, 2006, Verizon froze all future pension accruals under its management tax-qualified and supplemental defined benefit retirement plans. These legacy retirement benefits that were previously provided to certain executives, including Messrs. Malady and Silliman and Ms. Venkatesh, are described in more detail under the section titled "Pension plans" beginning on page 43.

During 2024, all of Verizon's named executive officers were eligible to participate in Verizon's tax-qualified defined contribution savings plan, the Verizon Management Savings Plan, referred to as the Savings Plan, and Verizon's nonqualified defined contribution savings plan, the Verizon Executive Deferral Plan, referred to as the Deferral Plan.

The named executive officers participate in these plans on the same terms as other participants in the plans. Under the Savings Plan, executives may defer "eligible pay," which includes base salary up to certain compensation limits imposed by the Internal Revenue Code, and Verizon provides a matching contribution equal to 100% of the first 6% of eligible pay deferred. The Deferral Plan is designed to "restore" benefits that are limited or cut back under the Savings Plan due to the Internal Revenue Code limits. Accordingly, under the Deferral Plan, a participant may elect to defer his or her eligible base pay and short-term incentive that could not be deferred into the Savings Plan due to the Internal Revenue Code limits. Verizon provides the same matching contribution on these deferred amounts as the participant would have received if such amounts had been permitted to be deferred into the Savings Plan.

Severance and change in control benefits

The Committee believes that maintaining a competitive level of separation benefits is appropriate as part of an overall program designed to attract, retain and motivate the highest-quality management team. However, the Committee does not believe that named executive officers should be entitled to receive cash severance benefits merely because a change in control occurs. Therefore, the payment of cash severance benefits is triggered only by an actual or constructive termination of employment.

Verizon was not a party to any employment agreement with any of the named executive officers in 2024. All senior managers (including all named executive officers except Mr. Vestberg) are eligible to participate in the Verizon Senior Manager Severance Plan, which provides certain separation benefits to participants whose employment is involuntarily terminated without cause. As CEO, Mr. Vestberg is not eligible to participate in the Senior Manager Severance Plan and is not entitled to receive any cash severance benefits upon his separation from the Company.

The Senior Manager Severance Plan is generally consistent with the terms and conditions of Verizon's broad-based severance plan for management employees other than senior managers. Under the Senior Manager Severance Plan, if a participant has been involuntarily terminated without cause (or, in the case of a named executive officer, if the independent members of the Board determine that there has been a qualifying separation), the participant is eligible to receive a lump-sum cash separation payment equal to a multiple of his or her base salary plus target short-term incentive opportunity, along with continuing medical, dental and vision coverage for the applicable severance period. To the extent that a senior manager is eligible for severance benefits under any other arrangement, that person may not receive any duplicative benefits under the Senior Manager Severance Plan. The Senior Manager Severance Plan does not provide for any severance benefits based upon a change in control of the Company.

Under the Senior Manager Severance Plan, each named executive officer, other than Mr. Vestberg, is eligible to receive a cash separation payment equal to two times the sum of his or her base salary and target short-term incentive opportunity. To be eligible for any severance benefits, a participant must execute a release of claims against Verizon in the form satisfactory to Verizon and agree not to compete or interfere with any Verizon business for a period of one year after separation.

Mr. Silliman became entitled to separation benefits under the Senior Manager Severance Plan upon his involuntary separation from Verizon effective December 20, 2024, which are described in more detail on page 51. Mr. Silliman did not receive any enhanced benefits upon his separation from service.

Consistent with the Committee's belief that named executive officers should not receive cash severance benefits merely because a change in control occurs, the Long-Term Plan does not allow "single-trigger" accelerated vesting and payment of outstanding awards upon a change in control. Instead, the Long-Term Plan requires a "double trigger." Specifically, if in the 12 months following a change in control a participant's employment is terminated without cause, all of that participant's then-unvested PSUs will fully vest at the target level performance, then-unvested RSUs will fully vest, and those PSUs and RSUs (including accrued dividend equivalents) will become payable on the regularly scheduled payment date after the end of the applicable award cycle.

Other compensation policies

Stock ownership guidelines

To further align the interests of Verizon's management with those of our shareholders, the Committee has approved guidelines that require each named executive officer and other executives to maintain certain stock ownership levels within five years of assuming their leadership roles.

- The CEO is required to maintain share ownership equal to at least seven times base salary.
- Other named executive officers are required to maintain share ownership equal to at least four times base salary.

In determining whether an executive meets the required ownership level, the calculation includes any shares held by the executive directly or through a broker, shares held through the Verizon tax-qualified savings plan or the Verizon nonqualified savings plan and other deferred compensation plans and arrangements that are valued by reference to Verizon's stock. The calculation does not include any unvested PSUs or RSUs. Each of the named executive officers is in compliance with the stock ownership guidelines. In addition, none of the named executive officers has engaged in any pledging transaction with respect to shares of Verizon's stock.

Policy on hedging Company stock

Verizon believes that ownership of Verizon stock by the Company's executives and members of the Board of Directors promotes alignment of the interests of the Company's leadership with those of its stockholders. Verizon recognizes that transactions that are designed to hedge or offset declines in the market value of Verizon stock can disrupt this alignment, because hedging transactions allow the holder to own Verizon stock without the full risks and rewards of ownership, potentially separating the holder's interests from those of other Verizon shareholders. Therefore, all employees receiving equity-based awards with respect to Verizon stock and members of the Verizon Board of Directors are prohibited from engaging in any transaction involving Verizon stock that is designed to hedge or offset any decrease in the market value of Verizon stock beneficially owned by the employee or Director. This prohibition includes, but is not limited to, buying and/or writing puts and calls, prepaid variable forward contracts, equity swaps, collars, and exchange funds.

In addition, the Verizon Code of Conduct prohibits all employees from engaging in any transaction that permits them to benefit from the devaluation of Verizon's stock, bonds, or other securities, including engaging in short selling or buying "put" options on Verizon stock.

Holding executives accountable – Verizon's clawback policies

The Committee believes it is appropriate to hold senior executives accountable for misconduct that results in significant reputational or financial harm to Verizon. Accordingly, the Committee has adopted the following policies:

- **Senior executive clawback policy.** Verizon has the right to cancel or "claw back" the cash- and equity-based incentive compensation of senior executives who engage in willful misconduct in the performance of their duties that results in significant reputational or financial harm to Verizon.
- **Long-Term Plan clawback provisions.** Annual equity grants under the Verizon Long-Term Plan give the Company the right to (i) require the recipient to forfeit or repay incentive-based compensation (both short-term and long-term) if Verizon is required to materially restate its financial results based on the individual's willful misconduct or gross negligence while employed by the Company (where such restatement would have resulted in a lower payment being made to the individual) and (ii) enforce any right or obligation that Verizon may have regarding the clawback of incentive-based compensation under federal securities or other applicable laws.
- **SEC clawback policy.** In compliance with the final clawback rules adopted by the SEC and the listing standards of the NYSE and Nasdaq (Clawback Rules), in 2023, the Company adopted an additional clawback policy that generally provides for the mandatory recovery of erroneously awarded "incentive-based compensation" (as defined in the Clawback Rules) from current and former executive officers in the event that Verizon is required to prepare an accounting restatement, in accordance with the Clawback Rules. A copy of this clawback policy is incorporated by reference as an exhibit in Verizon's Annual Report on Form 10-K for the year ended December 31, 2024.

These policies do not limit any other rights or remedies Verizon may have in the circumstances, such as terminating the executive or initiating other disciplinary procedures. Disclosure of any clawbacks will be made in accordance with applicable law and listing requirements.

Shareholder approval of certain severance arrangements

The Committee has a policy of seeking shareholder approval or ratification of any new employment or severance agreement with an executive officer that provides for a total cash value severance payment exceeding 2.99 times the sum of the executive's base salary plus Short-Term Plan target opportunity. The policy defines severance pay broadly to include payments for any consulting services, payments to secure a non-compete agreement, payments to settle any litigation or claim, payments to offset tax liabilities, payments or benefits that are not generally available to similarly situated management employees and payments in excess of, or outside, the terms of a Verizon plan or policy.

Tax and accounting considerations

A publicly-held company is generally prohibited from deducting compensation paid to a current or former named executive officer that exceeds $1 million during the tax year. The Committee takes this deductibility limitation into account in its consideration of compensation matters. However, the Committee has the flexibility to take any compensation-related actions that it determines are in the best interests of Verizon and our shareholders, including awarding compensation that may not be deductible for tax purposes.

The Committee also considers the effect of certain accounting rules that apply to the various aspects of the compensation program for our named executive officers. The Committee reviews potential accounting effects in determining whether its compensation actions are in the best interests of Verizon and our shareholders.

Proxy
summary   Governance   **Executive
                               compensation**   Audit
                                                    matters   Stock
                                                                  ownership   Shareholder
                                                                                  proposals   Additional
                                                                                                  information

Compensation Committee Report

The Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the Compensation Discussion and Analysis in this proxy statement and Verizon's Annual Report on Form 10-K for the year ended December 31, 2024.

Respectfully submitted,

The Human Resources Committee

**Daniel Schulman, Chair
Mark Bertolini
Laxman Narasimhan
Clarence Otis, Jr.
Rodney Slater**

March 18, 2025

Compensation tables

Summary compensation

The following table provides information about the compensation paid to each of our named executive officers in 2022, 2023 and 2024.

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock awards[1] ($) (e)	Option awards ($) (f)	Non-equity incentive plan compensation[2] ($) (g)	Change in pension value and nonqualified deferred compensation earnings[3] ($) (h)	All other compensation[4] ($) (i)	Total ($) (j)
Hans Vestberg Chairman and Chief Executive Officer	2024	1,500,000	0	18,000,033	0	3,862,500	0	797,491	24,160,024
	2023	1,500,000	0	18,000,042	0	4,087,500	0	541,775	24,129,317
	2022	1,500,000	0	14,500,057	0	3,262,500	0	570,193	19,832,750
Anthony Skiadas Executive Vice President and Chief Financial Officer	2024	1,000,000	0	8,500,049	0	1,545,000	0	205,005	11,250,054
	2023	741,667	0	7,000,069	0	1,076,375	0	113,202	8,931,313
Sowmyanarayan Sampath Executive Vice President and Group CEO – Verizon Consumer	2024	1,200,000	0	10,000,032	0	1,854,000	0	221,783	13,275,815
	2023	1,016,667	0	8,500,049	0	1,716,750	0	146,496	11,379,962
	2022	779,808	0	7,000,050	0	838,463	0	135,805	8,754,126
Kyle Malady Executive Vice President and Group CEO – Verizon Business	2024	1,100,000	0	9,250,020	0	1,699,500	1,047	249,610	12,300,177
	2023	983,333	0	8,000,027	0	1,635,000	2,959	188,884	10,810,203
	2022	900,000	0	6,500,051	0	1,174,500	0	196,565	8,771,116
Vandana Venkatesh Executive Vice President – Public Policy and Chief Legal Officer	2024	700,000	0	4,500,068	0	1,081,500	3,973	149,593	6,435,134
Craig Silliman* Former Executive Vice President and President – Verizon Global Services	2024	925,000	0	7,750,037	0	1,429,125	0	5,018,745	15,122,907
	2023	900,000	0	7,500,021	0	1,471,500	633	172,028	10,044,182
	2022	850,000	0	6,500,098	0	1,109,250	0	175,149	8,634,497

*   Mr. Silliman stepped down as Executive Vice President and President – Verizon Global Services on July 1, 2024 and remained as a strategic advisor to Verizon until his separation from Verizon on December 20, 2024.

1   The amounts in this column reflect the aggregate grant date fair value of the PSUs and RSUs computed in accordance with FASB ASC Topic 718 based on the closing price of Verizon's common stock on the grant date. The grant date fair value of each of the PSU awards granted to the named executive officers in the designated year as part of Verizon's annual long-term incentive award program has been determined based on the vesting of 100% of the nominal PSUs awarded, which is the performance threshold the Company believed was most likely to be achieved under the awards on the grant date. The following table reflects the grant date fair value of the PSU awards, as well as the maximum value of these awards based on the closing price of Verizon's common stock on the grant date if, due to the Company's performance during the applicable performance cycle, the PSU awards vested at their maximum level.

Name	Grant date fair value of PSUs			Maximum value of PSUs		
	2022 ($)	2023 ($)	2024 ($)	2022 ($)	2023 ($)	2024 ($)
Mr. Vestberg	8,700,045	12,200,005	12,200,017	17,400,090	24,400,010	24,400,034
Mr. Skiadas		3,540,048	5,100,013		7,080,096	10,200,026
Mr. Sampath	4,200,030	5,100,045	6,000,011	8,400,060	10,200,090	12,000,022
Mr. Malady	3,900,020	4,800,024	5,550,012	7,800,040	9,600,048	11,100,024
Ms. Venkatesh			2,700,033			5,400,066
Mr. Silliman	3,300,017	4,500,020	4,650,014	6,600,034	9,000,040	9,300,028

2   The amounts in this column for 2024 reflect the 2024 Short-Term Plan award paid to the named executive officers in February 2025 as described beginning on page 24.

3   Verizon froze all future pension accruals under its defined benefit plans in 2006. The named executive officers other than Messrs. Malady and Silliman and Ms. Venkatesh are not eligible for pension benefits. The amounts in this column for 2024 for Mr. Malady and Ms. Venkatesh reflect the sum of the change in the actuarial present value of the accumulated benefit under the defined benefit plans in the amounts of $1,047 and $3,973, respectively. For the amount in this column for Mr. Silliman, there was a reduction in pension value of $3 based on the applicable calculation formulas. In accordance with SEC rules, because the aggregate change in the actuarial present value of the accumulated benefit under the defined benefit pension plan he participates in was a negative number for 2024, the amount shown in this column for 2024 for Mr. Silliman is zero. Verizon's nonqualified deferred compensation plans did not provide a preferential or "above market" rate of interest in 2024.

4   The following table provides the detail for 2024 compensation reported in the "All other compensation" column.

Name	Personal use of company aircraft[a] ($)	Personal use of company vehicle[b] ($)	Company contributions to the tax qualified Savings Plan ($)	Company contributions to the nonqualified Deferral Plan ($)	Company contributions to the life insurance benefit[c] ($)	Separation benefits[d] ($)	Other[e] ($)	All other compensation total ($)
Mr. Vestberg	233,527	66,757	20,700	314,550	137,957	0	24,000	797,491
Mr. Skiadas	0	0	20,700	103,652	67,653	0	13,000	205,005
Mr. Sampath	0	0	20,700	154,132	33,951	0	13,000	221,783
Mr. Malady	0	0	20,700	143,285	72,625	0	13,000	249,610
Ms. Venkatesh	0	0	20,700	85,007	30,886	0	13,000	149,593
Mr. Silliman	0	0	20,700	123,061	41,002	4,820,982	13,000	5,018,745

a   The aggregate incremental cost of the personal use of a Company aircraft is determined by multiplying the total 2024 personal flight hours by the incremental aircraft cost per hour. The incremental aircraft cost per hour is derived by adding the annual aircraft maintenance costs, fuel costs, aircraft trip expenses and crew trip expenses, and then dividing by the total annual flight hours.

b   The aggregate incremental cost of the personal use of a Company vehicle is determined by (i) calculating the incremental vehicle cost per mile by dividing the annual lease and fuel costs by the total annual miles; (ii) multiplying the executive's total 2024 personal miles by the incremental vehicle cost per mile; and (iii) adding the incremental driver cost (the total 2024 driver hours for the executive's personal use multiplied by the driver's hourly rate).

c   Executive life insurance is available to U.S.-based executives on a voluntary basis. Executives who choose to participate in this program are excluded from the basic and supplemental life insurance programs that Verizon provides to management employees. The executive owns the insurance policy, chooses the level of coverage and is responsible for paying the premiums. However, Verizon pays each executive an amount, shown in this column, which is equal to a portion of the premium. Executives who choose not to participate in the executive life insurance plan do not receive that payment. For Messrs. Vestberg, Skiadas and Sampath and Ms. Venkatesh, the executive life insurance policy provides a death benefit equal to five times the sum of the executive's base salary plus his or her Short-Term Plan award opportunity at 75% of target level (capped at $10 million for Mr. Vestberg and capped at $8 million for Messrs. Skiadas and Sampath) if the executive dies before a designated date. For Messrs. Malady and Silliman, the executive life insurance policy provides a death benefit equal to two times the sum of the executive's base salary plus his Short-Term Plan award opportunity at 75% of target level if the executive dies before a designated date. This date is the latest of the participant's retirement date, the date on which the participant reaches age 60 or the fifth anniversary of plan participation.

d   For Mr. Silliman, the amount in this column represents the benefits payable under the Verizon Senior Manager Severance Plan in connection with his involuntary separation from the Company without cause on December 20, 2024 in the amount of $4,820,982 which consists of a cash severance benefit in the amount of $4,625,000, the Company's estimated cost of providing medical, dental and vision coverage for two years in the amount of $65,230, the cost of providing outplacement services for one year in the amount of $40,000, financial planning benefits in the amount of $13,000 and an estimated payment of $77,752, representing the value of the future annual cash payments from Verizon used to defray a portion of the annual premiums until Mr. Silliman's attainment of age 60 provided he continues to pay the annual premiums pursuant to the terms of the executive life insurance program.

e   This column represents the total amount of other perquisites and personal benefits provided. These other benefits consist of financial planning services in the amount of $24,000 for Mr. Vestberg and $13,000 for each of Messrs. Skiadas, Sampath, Malady, and Silliman and Ms. Venkatesh.

Plan-based awards

The following table provides information about the 2024 awards granted under the Short-Term Plan and the Long-Term Plan to each named executive officer.

Grants of plan-based awards

			Estimated future payouts under non-equity incentive plan awards[2]			Estimated future payouts under equity incentive plan awards[3]			All other stock awards: Number of shares of stock or units[4]	All other option awards: Number of securities underlying options	Exercise or base price of option awards	Grant date fair value of stock and option awards[5]
Name (a)	Type of award[1]	Grant date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	(#) (i)	(#) (j)	($/Sh) (k)	($) (l)
Mr. Vestberg	STP	–	1,031,250	3,750,000	7,500,000							
	PSU	3/1/2024					303,483	606,966				12,200,017
	RSU	3/1/2024							144,279			5,800,016
Mr. Skiadas	STP	–	412,500	1,500,000	3,000,000							
	PSU	3/1/2024					126,866	253,732				5,100,013
	RSU	3/1/2024							84,578			3,400,036
Mr. Sampath	STP	–	495,000	1,800,000	3,600,000							
	PSU	3/1/2024					149,254	298,508				6,000,011
	RSU	3/1/2024							99,503			4,000,021
Mr. Malady	STP	–	453,750	1,650,000	3,300,000							
	PSU	3/1/2024					138,060	276,120				5,550,012
	RSU	3/1/2024							92,040			3,700,008
Ms. Venkatesh	STP	–	288,750	1,050,000	2,100,000							
	PSU	3/1/2024					67,165	134,330				2,700,033
	RSU	3/1/2024							44,777			1,800,035
Mr. Silliman	STP	–	381,563	1,387,500	2,775,000							
	PSU	3/1/2024					115,672	231,344				4,650,014
	RSU	3/1/2024							77,115			3,100,023

1 These awards are described in the Compensation Discussion and Analysis beginning on page 20.

2 The actual amount awarded under the Short-Term Plan (STP) in 2024 was paid in February 2025 and is shown in column (g) of the Summary Compensation table on page 37.

Proxy
summary   Governance   **Executive
compensation**   Audit
matters   Stock
ownership   Shareholder
proposals   Additional
information

3   These columns reflect the potential payout range of PSU awards granted in 2024 to our named executive officers in accordance with the Company's annual long-term incentive award program, as described beginning on page 28. At the conclusion of the three-year performance cycle, payouts can range from 0% to 200% of the target number of units awarded. One-third of the 2024 PSUs is eligible to vest based on Verizon's cumulative free cash flow, one-third is eligible to vest based Verizon's cumulative adjusted EPS and one-third is eligible to vest based on Verizon's cumulative wireless service revenue; and the number of PSUs that will ultimately vest may be increased or decreased by up to 25% (up to a maximum payout of 200%) depending on Verizon's TSR position at the end of the three-year period compared with the companies in the S&P 100 as constituted on the date the awards were granted as described in more detail beginning on page 28. PSUs and the applicable dividend equivalents are paid only if and to the extent that the applicable performance criteria for the award are achieved at the end of the award cycle. When dividends are distributed to shareholders, dividend equivalents are credited on the PSU awards in an amount equal to the dollar amount of dividends that would be payable on the total number of PSUs credited as of the dividend distribution date and divided by the closing price of the Company's common stock on that date and are subject to the same vesting requirements that apply to the underlying PSU award.

4   This column reflects the number of RSUs granted in 2024 to the named executive officers in accordance with the Company's annual long-term incentive award program. When dividends are distributed to shareholders, dividend equivalents are credited on the RSU awards in an amount equal to the dollar amount of dividends that would be payable on the total number of RSUs credited as of the dividend distribution date and divided by the closing price of the Company's common stock on that date and are subject to the same vesting requirements that apply to the underlying RSU award. These dividend equivalents are only distributed to the award holder if and when the underlying RSU award vests.

5   This column reflects the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718 based on the closing price of Verizon's common stock on the grant date. For PSUs, the grant date fair value has been determined based on the vesting of 100% of the nominal PSUs awarded, which is the performance threshold the Company believed was the most likely to be achieved under the grants.

Outstanding equity awards at fiscal year-end

	Option awards					Stock awards				
Name (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#) (d)	Option exercise price ($) (e)	Option expiration date (f)	Number of shares or units of stock that have not vested[1,2] (#) (g)	Market value of shares or units of stock that have not vested[3] ($) (h)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested[4,5] (#) (i)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested[6] ($) (j)	Grant date
Mr. Vestberg	0	0	0	0	0	43,164	1,726,128	0	0	3/1/2022
						113,762	4,549,342	387,652	15,502,203	3/1/2023
						151,558	6,060,804	337,921	13,513,461	3/1/2024
Mr. Skiadas	0	0	0	0	0	6,549	261,895	0	0	3/1/2022
						30,206	1,207,938	20,972	838,670	3/1/2023
						36,643	1,465,354	89,042	3,560,790	5/1/2023
						88,845	3,552,912	141,262	5,649,067	3/1/2024
Mr. Sampath	0	0	0	0	0	8,931	357,151	0	0	3/1/2022
						12,193	487,598	0	0	7/1/2022
						62,765	2,509,972	152,519	6,099,235	3/1/2023
						3,912	156,441	9,506	380,145	3/2/2023
						104,523	4,179,875	166,191	6,645,978	3/1/2024
Mr. Malady	0	0	0	0	0	19,350	773,807	0	0	3/1/2022
						62,765	2,509,972	152,519	6,099,235	3/1/2023
						96,683	3,866,353	153,727	6,147,543	3/1/2024
Ms. Venkatesh	0	0	0	0	0	2,397	95,856	0	0	3/1/2022
						2,241	89,618	0	0	11/1/2022
						27,461	1,098,165	66,728	2,668,453	3/1/2023
						47,036	1,880,970	74,787	2,990,732	3/1/2024

	Option awards					Stock awards				
Name (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#) (d)	Option exercise price ($) (e)	Option expiration date (f)	Number of shares or units of stock that have not vested[1,2] (#) (g)	Market value of shares or units of stock that have not vested[3] ($) (h)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested[4,5] (#) (i)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested[6] ($) (j)	Grant date
Mr. Silliman	0	0	0	0	0	16,374	654,796	0	0	3/1/2022
						58,843	2,353,132	142,987	5,718,050	3/1/2023
						81,005	3,239,390	128,798	5,150,632	3/1/2024

1 The amounts listed in this column represent the number of RSUs outstanding on December 31, 2024 with respect to the following awards:

(1) for all of the named executive officers: (a) the third tranche of their 2022 annual RSU award granted on March 1, 2022 which vested on March 1, 2025; (b) the second and third tranches of their annual 2023 RSU award granted on March 1, 2023, one of which vested on March 1, 2025 and one of which is scheduled to vest on March 1, 2026; and (c) all three tranches of their annual 2024 RSU award granted on March 1, 2024, one of which vested on March 1, 2025 and two of which are scheduled to vest on March 1, 2026 and March 1, 2027, respectively.

(2) for Mr. Skiadas, the second and third tranches of his incremental 2023 RSU award granted on May 1, 2023, one of which vested on March 1, 2025 and one of which is scheduled to vest on March 1, 2026.

(3) for Mr. Sampath, the third tranche of his incremental 2022 RSU award granted on July 1, 2022, which vested on March 1, 2025, and the second and third tranches of his incremental 2023 RSU award granted on March 2, 2023, one of which vested on March 1, 2025 and one of which is scheduled to vest on March 1, 2026.

(4) for Ms. Venkatesh, the third tranche of her incremental 2022 RSU award granted on November 1, 2022, which vested on March 1, 2025.

2 When dividends are distributed to shareholders, dividend equivalents are credited on the RSU awards in an amount equal to the dollar amount of dividends that would be payable on the total number of RSUs credited as of the dividend distribution date and divided by the closing price of the Company's common stock on that date and are subject to the same vesting requirements that apply to the underlying RSU award. These dividend equivalents are only distributed to the award holder if and when the underlying RSU award vests. This column includes dividend equivalent units that have accrued through December 31, 2024.

3 The amounts in this column represent the value of the RSUs listed in column (g) based on a share price of $39.99, the closing price of Verizon's common stock on December 31, 2024.

4 The amounts listed in this column represent the number of PSUs outstanding on December 31, 2024 with respect to the following awards:

(1) for all of the named executive officers, their 2023 annual PSU awards granted on March 1, 2023 which are scheduled to vest on December 31, 2025.

(2) for all of the named executive officers, their 2024 annual PSU awards granted on March 1, 2024 which are scheduled to vest on December 31, 2026.

(3) for Mr. Skiadas, his incremental 2023 PSU award granted on May 1, 2023 which is scheduled to vest on December 31, 2025.

(4) for Mr. Sampath, his incremental 2023 PSU award granted on March 2, 2023 which is scheduled to vest on December 31, 2025.

5 When dividends are distributed to shareholders, dividend equivalents are credited on the PSU awards in an amount equal to the dollar amount of dividends that would be payable on the total number of PSUs credited as of the dividend distribution date and divided by the closing price of the Company's common stock on that date and are subject to the same vesting requirements that apply to the underlying PSU award. The PSUs, and the applicable dividend equivalents, are paid if and to the extent that the applicable award vests. As required by SEC rules, the number of units in this column represent the 2023 annual PSU awards at a 108% vesting percentage and the 2024 annual PSU awards at a 106% vesting percentage, in each case including accrued dividend equivalents through December 31, 2024 that will be paid if the awards vest at the indicated levels.

6 The amounts in this column represent the value of the PSUs listed in column (i) based on a share price of $39.99, the closing price of Verizon's common stock on December 31, 2024.

Value realized from vested stock-based awards

The following table reports the value realized from the vesting of the following stock-based awards:

- the annual 2022 PSUs which vested on December 31, 2024 for the named executive officers;
- the third tranche of the annual 2021 RSUs which vested on March 1, 2024 for the named executive officers;
- the second tranche of the annual 2022 RSUs which vested on March 1, 2024 for the named executive officers;
- the first tranche of the annual 2023 RSUs which vested on March 1, 2024 for the named executive officers; and
- the special 2022 retention RSUs which vested on February 2, 2024 for Mr. Silliman.

Based on the Company's cumulative adjusted EPS, cumulative free cash flow and cumulative service and other revenue over the performance period, and an adjustment based on the Company's TSR as compared with the S&P 100 Index as constituted on the date the awards were granted, the Committee approved a vesting percentage of 0% of the target number of PSUs granted for the 2022-2024 performance cycle for all participants resulting in no payout for this award. The values of the third tranche of the 2021 RSU awards upon vesting for Messrs. Vestberg, Skiadas, Sampath, Malady and Silliman and Ms. Venkatesh were $1,674,829, $242,570, $323,427, $606,427, $577,557 and $98,602, respectively. The values of the second tranche of 2022 RSU awards upon vesting for Messrs. Vestberg, Skiadas, Sampath, Malady and Silliman and Ms. Venkatesh were $1,651,847, $250,643, $808,357, $740,475, $626,560 and $177,457, respectively. The values of the first tranche of 2023 RSU awards upon vesting for Messrs. Vestberg, Skiadas, Sampath, Malady and Silliman and Ms. Venkatesh were $2,176,800, $1,279,108, $1,275,790, $1,200,972, $1,125,895 and $525,409, respectively.

The value of the special 2022 retention RSU award upon vesting for Mr. Silliman was $892,291.

Option exercises and stock vested

Name (a)	Option awards		Stock awards	
	Number of shares acquired on exercise (#) (b)	Value realized on exercise ($) (c)	Number of shares acquired on vesting[1] (#) (d)	Value realized on vesting[1,2] ($) (e)
Mr. Vestberg	0	0	136,902	5,503,476
Mr. Skiadas	0	0	44,088	1,772,321
Mr. Sampath	0	0	59,890	2,407,574
Mr. Malady	0	0	63,380	2,547,874
Ms. Venkatesh	0	0	19,937	801,468
Mr. Silliman	0	0	79,140	3,222,303

[1] The amounts include dividend equivalents that were credited on the RSU awards that vested on March 1, 2024, as well as the RSU award for Mr. Silliman that vested on February 2, 2024, in each case in accordance with the terms of the award. The 2022 PSUs had a vesting percentage of 0% resulting in no payout for this award.

[2] For all named executive officers, the amounts in this column include the number of shares acquired on vesting of the third tranche of their 2021 annual RSU award, the second tranche of their 2022 annual RSU award and the first tranche of their 2023 annual RSU award, all of which vested on March 1, 2024, multiplied by $40.20, the closing price of Verizon's common stock on March 1, 2024. For Mr. Silliman, the amount also includes the number of shares acquired on vesting of his special 2022 retention RSU award multiplied by $42.13, the closing price of Verizon's common stock on the February 2, 2024 vesting date.

Pension plans

Verizon froze all future pension accruals under its management tax-qualified and nonqualified defined benefit pension plans in 2006. Only Messrs. Malady and Silliman and Ms. Venkatesh are eligible for a pension benefit.

Verizon Wireless Retirement Plan component of the Verizon Management Pension Plan. In 2001, Verizon Wireless consolidated the pension plans of several predecessor companies under the Verizon Wireless Retirement Plan. Effective December 31, 2017, Verizon merged the Verizon Wireless Retirement Plan into the Verizon Management Pension Plan (VMPP) and established it as a separate component plan within the VMPP. Mr. Malady is entitled to a tax-qualified benefit under this plan.

Mr. Malady's tax-qualified benefit was determined as follows: for the period from January 1, 2001 until May 31, 2004, a cash balance formula that provided pay credits equal to two percent of annual eligible pay up to the IRS compensation limit (under the cash balance formula, a participant's account balance is also credited on an ongoing basis with interest credits based upon the 30-year Treasury bond). The normal retirement age under the Verizon Wireless Retirement Plan is 65. Since there are no reductions applied to cash balance formula benefits, age 65 is used as Mr. Malady's earliest unreduced retirement age. For Mr. Malady, eligible pay consisted of base salary and the Short-Term Plan award. No participant under the plan was eligible for cash balance credits under the nonqualified portion of the plan.

Verizon Management Pension Plan and Verizon Excess Pension Plan. The Verizon Management Pension Plan is a tax-qualified defined benefit pension plan and the Verizon Excess Pension Plan is a nonqualified defined benefit pension plan. Ms. Venkatesh is eligible for benefits under these plans. Under the Verizon Management Pension Plan and the Verizon Excess Pension Plan, the normal retirement age is age 65 with at least 5 years of service and the early retirement age for unreduced benefits is age 55 with 15 or more years of service, and total age plus years of service equal to at least 75. Ms. Venkatesh is eligible for early retirement benefits under the Verizon Management Pension Plan and the Verizon Excess Pension Plan. Ms. Venkatesh's benefit under the Verizon Excess Pension Plan is based on the cash balance formula noted below and she is vested in the benefit.

Until June 30, 2006, eligible participants could earn pension benefits under a cash balance formula that provided for retirement pay credits equal to between four and seven percent (depending on age and service) of annual eligible pay for each year of service. Under the cash balance formula, a participant's account balance is also credited with monthly interest based upon the prevailing market yields on certain U.S. Treasury obligations. Eligible pay under the Verizon Management Pension Plan consisted of the employee's base salary and the Short-Term Plan award, up to the IRS qualified plan compensation limit. Pension benefits for all eligible pay in excess of the IRS limit were provided under the Verizon Excess Pension Plan based on the cash balance formula. At the time that the tax-qualified and nonqualified pension plans were frozen to future pension accruals on June 30, 2006, plan participants were provided with a one-time additional 18 months of benefits as a transition matter.

As a former employee of GTE with less than 10 years of service at January 1, 2002, Ms. Venkatesh also earned a pension benefit under the Verizon Management Pension Plan based on the better of two highest average pay formulas. The first formula was based on 1.35% of her average annual eligible pay for the five highest consecutive eligible years of service through May 31, 2004. The second formula was based on eligible pay for the five highest consecutive eligible years of service and was integrated with social security, with a 1.15% accrual for eligible pay under the social security integration level and a 1.45% accrual above the social security integration level through May 31, 2004. Both of these formulas were discontinued on May 31, 2004 for former GTE employees employed by Verizon with less than 10 years of service at January 1, 2002. Ms. Venkatesh's benefit under the Verizon Management Pension Plan is then calculated as the greater of the highest average pay formulas through May 31, 2004 and the cash balance account.

On January 1, 2005, Ms. Venkatesh started accruing a benefit under the Verizon Excess Pension Plan's cash balance formula. Ms. Venkatesh earned retirement pay credits equal to 5% for 2005 and 2006 (based on age and eligible service) of annual eligible pay in excess of the pay cap for each year of service after January 1, 2005, including monthly interest credits. As noted above, accruals under the nonqualified cash balance formula were frozen effective June 30, 2006.

The Pension Plan for Employees of MCI Communications Corporation and Subsidiaries component of the Verizon Management Pension Plan. In conjunction with the acquisition of MCI Communication Corporation in 2006, Verizon acquired The Pension Plan for Employees of MCI Communications Corporation and Subsidiaries. Benefits under this plan were previously frozen by MCI effective December 31, 1998. This pension plan was merged into the Verizon Management Pension Plan but maintained as a separate component within that plan.

Mr. Silliman accrued a tax-qualified benefit under a cash balance formula in this plan and his benefit was determined as follows: for the period from September 22, 1997 until December 31, 1998, a cash balance formula that provided pay credits ranging from two percent to six and one-half percent based on age of annual eligible pay up to the IRS compensation limit (under the cash balance formula, a participant's account balance is also credited on an ongoing basis with interest credits defined in the plan document but no less than 4.04% per year). The normal retirement age under the MCI Plan is 65. Since there are no reductions applied to cash balance formula benefits, age 65 is used as Mr. Silliman's earliest unreduced retirement age. For Mr. Silliman, eligible pay consisted of base salary and the Short-Term Plan award. Mr. Silliman did not receive cash balance credits under the nonqualified portion of the plan.

Proxy
summary   Governance   **Executive
compensation**   Audit
matters   Stock
ownership   Shareholder
proposals   Additional
information

The following table illustrates the actuarial present value as of December 31, 2024 of pension benefits accumulated by Messrs. Malady and Silliman and Ms. Venkatesh, the only named executive officers who are eligible for pension benefits.

Pension benefits

Name (a)	Plan name (b)	Number of years credited service (#) (c)	Present value of accumulated benefit[1] ($) (d)	Payments during last fiscal year ($) (e)
Mr. Malady	Verizon Wireless Retirement Plan – Qualified	24	26,597	0
Ms. Venkatesh	Verizon Management Pension Plan – Qualified	24	68,564	0
	Verizon Excess Pension Plan – Nonqualified	20	5,096	0
Mr. Silliman	MCI – Qualified	27	9,780	0

[1]   The values are based on the assumptions for the actuarial determination of pension benefits as required by the relevant accounting standards as described in Note 11 to the Company's consolidated financial statements for the year ended December 31, 2024, as included in Verizon's 2024 Annual Report on Form 10-K. However, in accordance with the requirements for this table, the values are calculated using the executive's retirement at the earliest age at which they can retire without having the retirement benefit reduced under the plan.

Defined contribution savings plans

The named executive officers are participants in the Company's tax-qualified defined contribution savings plan, the Verizon Management Savings Plan, which is referred to as the Savings Plan, and its nonqualified defined contribution savings plan, the Verizon Executive Deferral Plan, which is referred to as the Deferral Plan. The named executive officers who participate in these plans are subject to the same terms as other participants in these plans.

Under the Savings Plan, executives may defer "eligible pay," which includes base salary up to certain compensation limits imposed by the Internal Revenue Code, and Verizon provides a matching contribution equal to 100% of the first 6% of eligible pay deferred. The Deferral Plan is designed to restore benefits that are limited or cut back under the Savings Plan. Accordingly, under the Deferral Plan, a participant may elect to defer his or her base pay and Short-Term Plan award that could not be deferred into the Savings Plan due to the Internal Revenue Code limits. Verizon provides the same matching contribution on these deferred amounts as the participant would have received if such amounts had been permitted to be deferred into the Savings Plan. Prior to 2018, participants were permitted to defer certain long-term incentive awards under the Deferral Plan (those deferrals were not eligible for Company match). Deferrals of long-term incentive awards were no longer permitted after 2017. Long-term incentive awards deferred prior to 2018 remain subject to the terms of the award and the applicable deferral election.

Participants in the Deferral Plan may elect to invest their deferrals in the hypothetical investment options available to all participants under the Savings Plan or in a hypothetical cash account that earns a return rate equal to the long-term, high-grade corporate bond yield average as published by Moody's Investor Services. Under SEC rules, earnings on balances invested in this option may be reportable as "above market" interest in the Summary Compensation table of the proxy statement in any given year if the rate of interest exceeds 120% of the applicable federal long-term rate at the time the plan interest rate or formula was originally established. Participants in the Deferral Plan may generally elect to receive their benefits in a lump sum or installments, commencing on a separation from service or specific date elected by the participant.

Messrs. Skiadas and Malady also have an account balance under the Verizon Wireless Executive Savings Plan (ESP). The ESP is a nonqualified deferred compensation plan that was amended to freeze the accrual of benefits under the plan as of the close of business on December 31, 2004. Participants in the ESP no longer accrue any additional benefits other than market-based investment earnings or losses on their individual accounts. No new deferrals were permitted after 2004. Participants retain the ability to invest their frozen accounts in the investment options available under the ESP. Participants in the ESP do not receive matching contribution credits or retirement credits under the plan.

The Nonqualified Deferred Compensation table below shows the 2024 account activity for each named executive officer and includes each participating executive's contributions, Company matching contributions, earnings, withdrawals and distributions and the aggregate balance of his or her total deferral account as of December 31, 2024.

Nonqualified deferred compensation

Name (a)		Executive contributions in last FY[1] ($) (b)	Registrant contributions in last FY[2] ($) (c)	Aggregate earnings in last FY ($) (d)	Aggregate withdrawals/ distributions[3] ($) (e)	Aggregate balance at last FYE[3] ($) (f)
Mr. Vestberg	Verizon Executive Deferral Plan	314,550	314,550	294,501	0	3,991,144
Mr. Skiadas	Verizon Executive Deferral Plan	159,730	103,652	213,423	(114,039)	3,048,090
	Verizon Wireless Executive Savings Plan	0	0	26,314	0	253,955
Mr. Sampath	Verizon Executive Deferral Plan	154,132	154,132	224,176	0	3,078,977
Mr. Malady	Verizon Executive Deferral Plan	877,746	143,285	734,206	0	9,292,095
	Verizon Wireless Executive Savings Plan	0	0	23	0	438
Ms. Venkatesh	Verizon Executive Deferral Plan	85,007	85,007	96,091	0	965,038
Mr. Silliman	Verizon Executive Deferral Plan	123,061	123,061	603,560	(101,014)	5,766,389

1 Of the amounts listed in this column, the following amounts are also included in the Summary Compensation table for 2024 in columns (c) and (j): for Mr. Vestberg, $69,300; for Mr. Skiadas, $52,092; for Mr. Sampath, $51,127; for Mr. Malady, $60,246; for Ms. Venkatesh, $21,242; and for Mr. Silliman, $34,771.

2 The amounts listed in this column are also included in columns (i) and (j) of the Summary Compensation table.

3 The aggregate amounts shown in columns (e) and (f) include the following amounts that were reported as compensation to the named executive officers in the Summary Compensation table for the following years:

  • For Mr. Vestberg, a total of $3,349,818 was reported (2018 to 2024);

  • For Mr. Skiadas, a total of $190,928 was reported in (2024);

  • For Mr. Sampath, a total of $399,267 was reported (2023 to 2024);

  • For Mr. Malady, a total of $3,184,411 was reported (2022 to 2024); and

  • For Mr. Silliman, a total of $610,209 was reported (2023 to 2024).

Potential payments upon termination or change in control

The following summaries and tables describe and quantify the potential payments and benefits that would be provided to each of our named executive officers, other than Mr. Silliman, if a termination of employment or change in control of Verizon had occurred at the end of 2024 under Verizon's compensation plans and agreements. On December 20, 2024, Mr. Silliman separated from Verizon. The payments and benefits that Mr. Silliman became entitled to receive in connection with his separation from Verizon on December 20, 2024 are discussed under the heading "Separation of Mr. Silliman" beginning on page 51.

Payments made upon termination

Regardless of the manner in which a named executive officer's employment terminates, the executive is entitled to receive amounts earned during the term of employment. This includes amounts accrued and vested under our pension plans and nonqualified deferred compensation plans, which are reported in the Pension Benefits and Nonqualified Deferred Compensation tables above. Those benefits are not included in the summaries and tables below.

In addition, amounts earned under our 2024 Short-Term Plan awards and amounts earned under our Long-Term Plan awards that vested on December 31, 2024 are not included in the summaries or tables below. Amounts earned under our 2024 Short-Term Plan awards are discussed in the Compensation Discussion and Analysis beginning on page 24 and are reported in the Summary Compensation table on page 37. Amounts earned under our Long-Term Plan awards that vested on December 31, 2024 are discussed in the Compensation Discussion and Analysis beginning on page 28 and are reported in the Option Exercises and Stock Vested table on page 42. If a named executive officer's employment had terminated on December 31, 2024 for any reason other than for cause, the full amount of the 2024 Short-Term Plan award and the full amount of the Long-Term Plan awards that vested on December 31, 2024, in each case to the extent earned, would have been payable. These amounts would be determined and payable at the same time as awards are determined and paid to participating employees generally under those plans. In the event of a termination for cause, no amount would have been payable under these awards.

Potential payments upon qualifying separation or involuntary termination without cause

Mr. Vestberg. As CEO, Mr. Vestberg is not eligible to participate in the Senior Manager Severance Plan described below. Mr. Vestberg is also not a party to an employment agreement with Verizon or any other agreement that would provide him with cash severance benefits in the event his employment is involuntarily terminated by Verizon without cause.

Senior Manager Severance Plan. Verizon provides severance benefits to certain employees, including all of the named executive officers other than the CEO, under the Senior Manager Severance Plan. Under the plan, a named executive officer is eligible to receive severance benefits if he or she experiences a "qualifying separation" from Verizon, which is generally defined as an involuntary termination by Verizon without cause, a voluntary termination by the executive solely due to the executive's refusal to accept a qualifying reclassification or relocation (as those terms are defined in the plan) or a determination by the independent members of the Board that the named executive officer has incurred a qualifying separation. A severance benefit, if triggered, is payable to an executive only if the executive executes a release of claims against Verizon in the form satisfactory to Verizon and agrees not to compete or interfere with any Verizon business for a period of one year after termination from employment and to always protect Verizon's trade secrets and proprietary information.

If a named executive officer incurs a qualifying separation under the plan, he or she is eligible to receive the following benefits: (i) a lump-sum cash separation payment equal to two times the sum of his or her base salary and target Short-Term Plan award opportunity; and (ii) continued medical, dental and vision coverage for two years.

In addition, if the executive's qualifying separation occurs prior to the last day of the year, the executive will receive a prorated Short-Term Plan award for the year in which the separation occurs, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year and payable at the time that awards are payable to participating employees generally under the plan. To the extent that an executive also becomes eligible for severance benefits under any outstanding agreement, plan or any other arrangement, the executive's cash severance payment under the Senior Manager Severance Plan will be reduced on a dollar-for-dollar basis by the amount of the severance benefits payable to the executive under such other agreement, plan or arrangement.

Other benefits. Upon an involuntary termination of employment without cause, a named executive officer would also be eligible to receive financial planning and outplacement services for one year following termination on the same basis as provided to other senior executives. However, executives would only be entitled to receive financial planning services if they participate in the program in the year in which their employment terminates. In addition, under the terms of the executive life insurance plan, each named executive officer who is retirement eligible upon termination and who continues to pay the annual premiums on the life insurance policy owned by the executive would be eligible to receive an annual cash payment from Verizon to defray a portion of the annual premiums until the latest of the executive's attainment of age 60 or the completion of 5 years of plan participation. Retirement eligibility is generally defined as having attained 75 points (age plus years of service) with at least 15 years of service, having attained age 65 and 5 years of service or having attained age 55 and 10 years of service. If the named executive officer is not retirement eligible upon termination and has not reached plan maturity (age 60 and 5 years of plan participation) upon termination, the executive would be eligible to receive one additional annual cash payment to defray a portion of the annual premiums for the two years following the year in which the executive's termination occurs. If the named executive officer is retirement eligible upon termination and has achieved plan maturity upon his or her termination, the executive would not be entitled to any additional cash payment from Verizon.

Estimated payments. The following table shows Verizon's estimate of the amount of benefits the named executive officers would have been entitled to receive had their employment been involuntarily terminated without cause on the last business day of 2024 or had they incurred a qualifying separation under the Senior Manager Severance Plan.

Name	Cash separation payment ($)	Continued health benefits[1] ($)	Outplacement services ($)	Financial planning ($)	Executive life insurance benefit[2] ($)
Mr. Vestberg	0	0	0	0	0
Mr. Skiadas	5,000,000	69,621	40,000	13,000	253,087
Mr. Sampath	6,000,000	65,230	40,000	13,000	43,154
Mr. Malady	5,500,000	69,621	40,000	13,000	190,543
Ms. Venkatesh	3,500,000	69,621	40,000	13,000	278,706

1 The amounts reflect Verizon's estimated cost of providing medical, dental and vision coverage for two years.

2 The amount for Mr. Sampath, who is not retirement eligible, reflects one additional annual cash payment to defray a portion of the annual premium for the two years following the year in which his termination occurs. The amounts for Messrs. Skiadas and Malady and Ms. Venkatesh, who are retirement eligible, reflects the value of the future annual cash payments from Verizon used to defray a portion of the annual premiums until their attainment of age 60.

Potential payments upon death, disability or retirement

Under the terms of the executive life insurance plan, in the event of disability or a qualifying retirement, a named executive officer who continues to pay the annual premiums on the life insurance policy owned by the executive would be eligible to receive an annual payment from Verizon to defray a portion of the annual premium until the latest of the executive's attainment of age 60 or the completion of 5 years of plan participation. If the named executive officer dies, his or her beneficiary would be entitled to receive the proceeds of the life insurance policy owned by the executive, payable by the third-party issuer of the policy.

Under the Short-Term Plan, if the named executive officer's employment terminates due to death, disability or a qualifying retirement prior to the last day of the year, the executive would be eligible for a prorated Short-Term Plan award for the year in which the termination date occurred, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year and payable at the time that awards are generally payable to participating employees under the plan. As described above, if the executive's employment terminates on the last day of the year for any reason other than for cause, the full amount of the Short-Term Plan award, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year, would have been payable.

In addition, upon death, disability or a qualifying retirement, each named executive officer would also be eligible to receive financial planning services for one year following termination on the same basis as provided to other senior executives, provided that the executive participated in the program in the year in which his or her employment terminates. Upon disability, the named executive officers would also be eligible for disability benefits under the tax-qualified and nonqualified disability plans.

Estimated payments. The following table shows Verizon's estimate of the amount of benefits the named executive officers would have been entitled to receive had their employment terminated due to death, disability or qualifying retirement on the last business day of 2024.

Name	Executive life insurance benefit[1] ($)	Disability benefit[2] ($)	Financial planning ($)
Mr. Vestberg			
Death	10,000,000	0	24,000
Disability	126,741	1,313,329	24,000
Retirement[3]	0	0	0
Mr. Skiadas			
Death	8,000,000	0	13,000
Disability	253,087	1,468,600	13,000
Retirement	253,087	0	13,000
Mr. Sampath			
Death	8,000,000	0	13,000
Disability	475,844	1,747,328	13,000
Retirement[3]	0	0	0
Mr. Malady			
Death	4,676,000	0	13,000
Disability	190,543	1,269,773	13,000
Retirement	190,543	0	13,000
Ms. Venkatesh			
Death	7,440,000	0	13,000
Disability	278,706	1,618,414	13,000
Retirement	278,706	0	13,000

[1] In the event of death, the amount represents the proceeds from the life insurance policy owned by the named executive officer, payable by the third-party issuer of the policy. In the event of disability or retirement, the amount, if any, represents the total amount of annual cash payments to the named executive officer to defray a portion of the annual premium of the life insurance policy owned by him or her, provided that the named executive officer continues to pay the annual premiums pursuant to the terms of the executive life insurance program.

[2] Assumes that each named executive officer would be immediately eligible for long-term disability benefits from Verizon's qualified and nonqualified disability benefit plans. The assumptions used to calculate the value of the disability benefits include a discount rate of 4.93% and mortality and recovery based on the 2012 Group Long-Term Disability Valuation Table. These rates represent the probability of death or recovery between the date of disability and the payment end date. The qualified portion of the disability benefit for Messrs. Vestberg, Skiadas, Sampath and Malady and Ms. Venkatesh, is estimated at $719,240, $636,528, $756,414, $550,506 and $701,100, respectively, and the nonqualified portion of the disability benefit for Messrs. Vestberg, Skiadas, Sampath and Malady and Ms. Venkatesh, is estimated at $594,089, $832,072, $990,914, $719,267 and $917,314, respectively. In order to receive the nonqualified portion of the disability benefit, the executive must pay the premium associated with the qualified portion of the benefit.

[3] Messrs. Vestberg and Sampath would not have been entitled to receive executive life insurance benefits or financial planning benefits because they had not fulfilled the eligibility requirements for retirement under the terms of those programs on the last business day of 2024.

Potential payments upon change in control

Verizon does not maintain any plans or arrangements that provide for any named executive officer to receive cash severance or any other cash payments in connection with a change in control of Verizon. If the named executive officer's employment terminates in connection with or following a change in control, he or she would be eligible for the same benefits, if any, that would become payable to the executive upon his or her termination under the circumstances as described above. Under the Short-Term Plan, if a change in control occurs, all outstanding awards will vest and become payable on the regularly scheduled payment date.

Treatment of equity awards

As is the case for all participants under the terms of the Long-Term Plan and the applicable award agreements, upon death, disability or qualifying retirement, each named executive officer's then unvested RSUs will vest and be payable on the regularly scheduled payment dates and each named executive officer's then unvested PSUs will vest and be payable on the regularly scheduled payment date after the end of the applicable award cycle, but only if and to the extent that the applicable performance criteria for the award are achieved at the end of the applicable award cycle. A qualifying retirement for purposes of the Long-Term Plan generally means to retire after having attained at least 15 years of vesting service (as defined under the applicable Verizon tax-qualified savings plan) and a combination of age and years of vesting service that equals or exceeds 75, 65 years of age and 5 years of vesting service, or starting with the 2022 awards, 55 years of age and 10 years of vesting service. Commencing with the 2022 awards, participants, including named executive officers, who voluntarily retire having attained age 55 and 5 years of service but do not meet the eligibility requirements for a qualifying retirement (referred to as an early retirement) will vest in a prorated portion of the number of RSUs and PSUs awarded (and accrued dividends) based on the number of days worked during the performance period, and the remainder of the RSUs and PSUs will be forfeited. Any such prorated portion of the PSUs (and accrued dividends) will be payable only if and to the extent that the applicable performance criteria for the award are achieved at the end of the applicable award cycle, and will be payable on the regularly scheduled payment date after the end of the applicable award cycle. As of December 31, 2024, Messrs. Skiadas and Malady and Ms. Venkatesh were eligible for a qualifying retirement under the Long-Term Plan, Mr. Vestberg was eligible for early retirement vesting under the terms of his 2022, 2023 and 2024 PSU and RSU awards, and Mr. Sampath was not eligible for a qualifying retirement or early retirement under the Long-Term Plan.

If a named executive officer's employment is involuntarily terminated by the Company without cause, the named executive officer's then unvested RSUs and PSUs will vest only as to a prorated portion of the number of RSUs and PSUs awarded (and accrued dividends) based on the number of days worked during the performance period, and the remainder of the RSUs and PSUs will be forfeited. Any such prorated portion of the PSUs (and accrued dividends) will be payable only if and to the extent that the applicable performance criteria for the award are achieved at the end of the applicable award cycle, and will be payable on the regularly scheduled payment date after the end of the applicable award cycle.

The payment of PSU and RSU awards under the Long-Term Plan following an involuntary termination of employment without cause, death, disability or qualifying or early retirement is conditioned on the participant executing a release of claims against Verizon in the form satisfactory to Verizon. The grant of each award is conditioned on the participant's agreement to certain restrictive covenants including an agreement not to compete or interfere with any Verizon business for a period of one year after termination from employment (two years for the CEO) and to always protect Verizon's trade secrets and proprietary information.

In addition, under the terms of the Long-Term Plan and the applicable award agreements, if, in the 12 months following a change in control of Verizon, a participant's employment is involuntarily terminated without cause, all then-unvested RSUs will vest and be payable on the regularly scheduled payment dates and all then-unvested PSUs will vest at target level performance and be payable on the regularly scheduled payment date after the end of the applicable award cycle.

Under the Long-Term Plan, a change in control of Verizon is generally defined as the occurrence of any of the following:

- Any person becomes a beneficial owner of shares representing 20% or more of Verizon's outstanding voting stock;
- Verizon consummates a merger, consolidation, reorganization or any other business combination; or
- The Board adopts resolutions authorizing the liquidation or dissolution, or sale of all or substantially all of the assets, of Verizon.

However, a change in control will not occur if:

- The amount of Verizon voting stock outstanding immediately before the transaction represents at least forty-five percent of the combined voting power of the corporation that survives the transaction;
- Verizon Directors constitute at least one-half of the board of directors of the surviving corporation;
- Verizon's CEO is the CEO of the surviving corporation; and
- The headquarters of the surviving corporation is located in New York, New York.

Estimated payments. The following table shows the estimated value of the awards that the named executive officers could have received in respect of their outstanding unvested equity awards if any of the following events occurred on the last business day of 2024: (i) a change in control of Verizon without a termination of employment; (ii) a change in control of Verizon and an involuntary termination of employment without cause within 12 months; (iii) a termination of employment as a result of an involuntary termination without cause (other than in connection with a change in control); (iv) a qualifying retirement; or (v) death or disability. The occurrence of the foregoing events, other than a change in control of Verizon without a termination of employment, would trigger accelerated vesting of all or a prorated portion of the awards. The amounts represent the estimated value of the outstanding RSU and PSU awards granted in 2022, 2023 and 2024, calculated using the total number of units (including accrued dividends) on the last business day of 2024 and $39.99, Verizon's closing stock price on that date, and for the PSUs, assuming the award would vest at target performance levels. The actual amount payable under these awards can be determined only at the time the awards would be paid.

Name	Change in control without termination ($)	Change in control and termination without cause ($)	Termination without cause[1] ($)	Retirement[2] ($)	Death or disability ($)
Mr. Vestberg	0	39,438,697	18,862,190	18,862,190	39,438,697
Mr. Skiadas	0	15,890,988	15,890,988	15,890,988	15,890,988
Mr. Sampath	0	19,960,289	9,079,350	0	19,960,289
Mr. Malady	0	18,597,150	18,597,150	18,597,150	18,597,150
Ms. Venkatesh	0	8,456,805	8,456,805	8,456,805	8,456,805

[1] For Messrs. Vestberg and Sampath, the amounts in this column reflect a prorated portion of their outstanding 2023 and 2024 PSU awards and 2022, 2023 and 2024 RSU awards based on the number of days worked from the applicable grant date through the assumed termination date on the last business day of 2024. The amounts in this column for Messrs. Skiadas and Malady and Ms. Venkatesh reflect the vesting of their outstanding PSU and RSU awards because they had attained eligibility for a qualifying retirement as of December 31, 2024.

[2] Mr. Sampath would not have been entitled to receive any amount in respect of his outstanding unvested equity awards upon retirement because he had not met the eligibility requirements for retirement or early retirement under the terms of the Long-Term Plan on the last business day of 2024. Messrs. Skiadas and Malady and Ms. Venkatesh had attained eligibility for a qualifying retirement as of December 31, 2024 for purposes of their outstanding PSUs and RSUs. Mr. Vestberg had attained eligibility for early retirement with respect to his outstanding PSUs and RSUs which would provide him with a prorated portion of the awards if he had voluntarily separated from the Company on December 31, 2024.

Separation of Mr. Silliman

In connection with Mr. Silliman's involuntary separation from service from the Company without cause on December 20, 2024, he became entitled to separation benefits under the terms and conditions of the Senior Manager Severance Plan. The following table sets forth the estimated payments and benefits Mr. Silliman became entitled to receive upon his separation from Verizon.

Name	Cash separation payment ($)	Continued health benefits[1] ($)	Equity[2] ($)	2023 Short-Term Plan award ($)	Financial planning ($)	Executive life insurance benefit[3] ($)	Outplacement services ($)
Mr. Silliman	4,625,000	65,230	16,400,899	1,429,125	13,000	77,752	40,000

[1] Represents Verizon's estimated cost of providing medical, dental and vision coverage for two years.

[2] Represents the estimated value of Mr. Silliman's 2022 annual RSU award and the estimated value of his outstanding 2023 and 2024 annual RSU and PSU awards. Mr. Silliman had attained retirement eligibility for purposes of his outstanding Long-Term Plan awards on his separation date. The 2022 PSUs had a vesting percentage of 0% resulting in no payout for this award. The value of the 2022 RSU award and the 2023 and 2024 RSU and PSU awards were calculated using the total number of units (including accrued dividends) on December 31, 2024 and $39.99, Verizon's closing stock price on that date, and, in the case of the PSUs, assuming the awards would vest at target performance levels. These awards will be paid on the regularly scheduled payment date following the applicable vesting date based on the stock price on the applicable vesting date, and, in the case of the PSUs only, if and to the extent that the applicable performance criteria have been satisfied.

[3] Represents the value of the future annual cash payments from Verizon used to defray a portion of the annual premiums until Mr. Silliman's attainment of age 60 provided he continues to pay the annual premiums pursuant to the terms of the executive life insurance program.

Pay versus performance

Pay versus performance table

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance of the Company. For further information concerning Verizon's variable pay-for-performance philosophy and how Verizon aligns executive compensation with the Company's performance, refer to the Compensation Discussion and Analysis beginning on page 20.

Year (a)	Summary Compensation table total for CEO[1] ($) (b)	Compensation Actually Paid to CEO[2] ($) (c)	Average Summary Compensation table total for non-CEO named executive officers[3] ($) (d)	Average Compensation Actually Paid to non-CEO named executive officers[4] ($) (e)	Value of initial fixed $100 investment based on:		Net income[7] ($ in millions) (h)	Company Selected Measure: Adjusted EPS[8] ($) (i)
					Total shareholder return[5] ($) (f)	Peer group total shareholder return[6] ($) (g)		
2024	24,160,024	24,752,482	11,676,817	12,151,179	85.92	197.37	17,949	4.59
2023	24,129,317	17,840,203	10,823,622	7,015,925	75.92	140.75	12,095	4.71
2022	19,832,750	9,173,486	9,782,141	6,405,568	73.88	90.34	21,748	5.18
2021	20,342,871	10,522,628	9,282,312	4,091,712	92.36	150.27	22,618	5.50
2020	19,097,582	20,279,502	8,546,205	9,203,481	99.88	123.61	18,348	5.10

1. The amounts in this column are the amounts of total compensation reported for Mr. Vestberg for each corresponding year in the "Total" column of the Summary Compensation table on page 37.

2. The amounts in this column represent the amount of "Compensation Actually Paid" to Mr. Vestberg, as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned by or paid to Mr. Vestberg during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Vestberg's total compensation for each year to determine the "Compensation Actually Paid":

Year	Reported Summary Compensation table total for CEO ($)	Reported value of equity awards[a] ($)	Equity award adjustments[b] ($)	Reported change in the actuarial present value of pension benefits[c] ($)	Pension benefit adjustments ($)	Compensation Actually Paid to CEO ($)
2024	24,160,024	18,000,033	18,592,491	0	0	24,752,482
2023	24,129,317	18,000,042	11,710,928	0	0	17,840,203
2022	19,832,750	14,500,057	3,840,793	0	0	9,173,486
2021	20,342,871	14,500,057	4,679,814	0	0	10,522,628
2020	19,097,582	13,300,074	14,481,994	0	0	20,279,502

a. This column reflects the grant date fair value of equity awards, which are the total of the amounts reported in the "Stock awards" and "Option awards" columns in the Summary Compensation table for the applicable year.

b. The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year end fair value of equity awards granted in the year and outstanding and unvested as of the end of the year ($)	Change in fair value of equity awards granted in prior years and outstanding and unvested as of the end of the year ($)	Fair value as of vesting date of equity awards granted and vested in the year ($)	Change in fair value of equity awards granted in prior years that vested in the year ($)	Fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation ($)	Total equity award adjustments ($)
2024	19,258,843	1,840,288	0	(2,506,640)	0	0	18,592,491
2023	18,922,016	(3,366,909)	0	(3,844,179)	0	0	11,710,928
2022	10,871,633	(6,577,872)	0	(452,969)	0	0	3,840,793
2021	12,793,858	(3,570,518)	0	(4,543,526)	0	0	4,679,814
2020	13,776,962	(33,245)	0	738,276	0	0	14,481,994

[c] The amounts included in this column are the amounts reported in "Change in pension and nonqualified deferred compensation" column of the Summary Compensation table for each applicable year. Mr. Vestberg is not eligible for pension benefits.

[3] The amounts in this column represent the average of the amounts reported for the Company's named executive officers as a group (excluding Mr. Vestberg, who has served as our CEO since 2018) in the "Total" column of the Summary Compensation table in each applicable year. The names of each of the named executive officers (excluding Mr. Vestberg) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2024, Messrs. Skiadas, Sampath, Malady and Silliman, and Ms. Venkatesh; (ii) for 2023, Messrs. Skiadas, Sampath, Malady, Silliman and Matthew Ellis; (iii) for 2022, Messrs. Ellis, Malady, Sampath and Silliman, and Tami Erwin and Manon Brouillette; (iv) for 2021, Messrs. Ellis and Malady, Ronan Dunne and K. Guru Gowrappan, and Ms. Erwin; and (v) for 2020, Messrs. Ellis, Dunne and Gowrappan, and Ms. Erwin.

[4] The amounts in this column represent the average amount of "Compensation Actually Paid" to the named executive officers as a group (excluding Mr. Vestberg), as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual average amount of compensation earned by or paid to the named executive officers as a group (excluding Mr. Vestberg) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the named executive officers as a group (excluding Mr. Vestberg) for each year to determine the "Compensation Actually Paid", using the same methodology described above in Note 2:

Year	Average reported Summary Compensation table total for non-CEO named executive officers ($)	Average reported value of equity awards ($)	Average equity award adjustments[a] ($)	Average reported change in the actuarial present value of pension benefits ($)	Average pension benefit adjustments ($)	Average Compensation Actually Paid to non-CEO named executive officers ($)
2024	11,676,817	8,000,041	8,475,407	1,004	0	12,151,179
2023	10,823,622	7,600,044	3,793,065	718	0	7,015,925
2022	9,782,141	6,833,403	3,456,829	0	0	6,405,568
2021	9,282,312	6,510,037	1,319,470	33	0	4,091,712
2020	8,546,205	6,125,043	6,798,961	16,642	0	9,203,481

a   The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average year end fair value of equity awards granted in the year and outstanding and unvested as of the end of the year ($)	Average change in fair value of equity awards granted in prior years and outstanding and unvested as of the end of the year ($)	Average fair value as of vesting date of equity awards granted and vested in the year ($)	Average change in fair value of equity awards granted in prior years that vested in the year ($)	Average fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	Average value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation ($)	Total average equity award adjustments ($)
2024	8,536,589	689,621	0	(750,803)	0	0	8,475,407
2023	6,605,811	(1,134,678)	0	(871,555)	(806,513)	0	3,793,065
2022	5,138,130	(1,483,883)	0	(197,419)	0	0	3,456,829
2021	4,859,383	(1,048,432)	0	(1,938,114)	(553,367)	0	1,319,470
2020	6,344,668	(9,872)	0	464,165	0	0	6,798,961

5   Cumulative total shareholder return (TSR) is calculated by dividing (i) the sum of (a) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between the Company's share price at the end and the beginning of the measurement period, by (ii) the Company's share price at the beginning of the measurement period.

6   Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the S&P 500 Telecommunications Services Index, which is the peer group used in the Company's 2024 Annual Report on Form 10-K for purposes of the stock performance graph pursuant to Item 201(e) of Regulation S-K.

7   The amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

8   Adjusted EPS is calculated by excluding from the calculation of reported EPS the effect of special items. A reconciliation of adjusted EPS to reported EPS may be found in Appendix A.

Pay versus performance relationship discussion

As described in greater detail in the Compensation Discussion and Analysis beginning on page 23, Verizon's executive compensation program reflects a pay-for-performance philosophy, with approximately 90% of named executive officers' total compensation opportunity in the form of variable, incentive-based pay. The metrics we use for both our long-term and short-term incentive awards are selected based on an objective to pay for superior results and sustainable growth by rewarding the achievement of challenging short- and long-term performance goals designed to build shareholder value and drive performance. While Verizon utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table.

The following charts illustrate the relationship between the "Compensation Actually Paid" and the financial performance measures set forth in the Pay versus Performance table above: TSR, peer group TSR, net income and adjusted EPS, which is the measure the Company identified as the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link "Compensation Actually Paid" to the Company's named executive officers, for the most recently completed fiscal year, to Company performance. The Company selected adjusted EPS, which is a performance metric under our Long-Term Plan (subject to adjustment in accordance with the terms of the awards), because it is a performance metric under each of the annual Long-Term Plan awards that impacts the 2024 "Compensation Actually Paid", and the Company's adjusted EPS has an impact on the Company's stock price and relative TSR, which also affect the value of those awards.

We believe the "Compensation Actually Paid" in each of the years reported above and over the five-year cumulative period are reflective of the Committee's emphasis on "pay-for-performance" as the "Compensation Actually Paid" fluctuated year-over-year, primarily due to the result of our stock performance and our varying levels of achievement against pre-established performance goals under our short-term and long-term plans.

Compensation actually paid versus total shareholder return



Compensation actually paid versus net income



Compensation actually paid versus adjusted EPS



For 2024, the most important financial performance measures we used to link executive "Compensation Actually Paid" to the named executive officers to Verizon's performance are as follows, which are described in more detail in the Compensation Discussion and Analysis and are the performance metrics the Committee chose for Company's 2024 Long-Term Plan and Short-Term Plan:

- Adjusted EPS
- Wireless service revenue
- Free cash flow
- Relative TSR
- Adjusted operating income
- Cash flow from operations

CEO pay ratio disclosure

Pursuant to SEC rules, we are required to disclose in this proxy statement the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all of our employees (excluding the CEO). We determined that the annualized total compensation of Mr. Vestberg was $24,184,162, the median of the 2024 annual total compensation of all of our employees (excluding Mr. Vestberg) was $132,471, and the ratio of these amounts was 183 to 1. For purposes of calculating the ratio, the value of employer provided benefits under non-discriminatory health plans was included in the compensation of each of Mr. Vestberg and the median employee.

To identify the "median employee" for purposes of the disclosure (i.e., the individual employee whose compensation was at the median level among our entire employee group), we used a determination date of October 1, 2024 and analyzed, for all of the individuals employed by us or any of our consolidated subsidiaries on that date, the compensation that we paid to each of those individuals for the 12-month period ending on that date. We considered each employee's "compensation" to consist of (i) the employee's total gross earnings for the 12-month period ending October 1, 2024, plus (ii) the estimated amount of Verizon's contributions for that period to the retirement plans in which the employee participates, plus (iii) the estimated present value of the employee's accrual under a Verizon pension plan (if any) for those who are still accruing service and whose benefits have not otherwise been frozen. The compensation for employees, other than temporary and seasonal employees, who were not employed by us for the entire 12-month period was annualized to reflect compensation for the entire 12-month period.

Audit matters

 **Item 3: Ratification of appointment of independent registered public accounting firm**

The Board of Directors recommends that you vote FOR ratification.

The Audit Committee considered the performance and qualifications of Ernst & Young, and has reappointed the independent registered public accounting firm to audit the financial statements of Verizon for fiscal year 2025 and to audit the effectiveness of internal control over financial reporting. Ernst & Young has been retained as Verizon's independent registered public accounting firm since 2000.

Verizon paid the following fees to Ernst & Young for services rendered during fiscal years 2024 and 2023.

	Audit fees	Audit-related fees	Tax fees	All other fees
2024	$37.0 million	$11.8 million	$2.5 million	–
2023	$34.5 million	$8.4 million	$3.4 million	–

Audit fees are attributable to services that include the financial statement audit, the audit of the effectiveness of Verizon's internal control over financial reporting required by the Sarbanes-Oxley Act, financial statement audits required by statute for our foreign subsidiaries, and procedures in connection with securities offerings and SEC filings. Audit-related fees are attributable to services that primarily include audits of other subsidiaries, reviews of controls over services provided to customers, work related to the implementation of new accounting standards, and attestation procedures with respect to sustainability reporting, as well as other audits and due diligence procedures performed in connection with acquisitions, dispositions or other financial transactions. Tax fees are attributable to services that primarily consist of federal, state, local and international tax planning and compliance. The Audit Committee considered, in consultation with management and the independent registered public accounting firm, whether Ernst & Young could provide these services while maintaining independence.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm that performs audit services. In considering Ernst & Young's appointment for the 2025 fiscal year, the Committee reviewed the firm's independence, qualifications and competencies, including the following factors:

- Ernst & Young's historical performance and its recent performance during its engagement for the 2024 fiscal year, including with respect to key audit quality indicators, such as the continuity of the engagement team, the use by Ernst & Young of specialists, and Ernst & Young's tenure in the industry;
- Ernst & Young's capability and expertise in handling the breadth and complexity of Verizon's operations;
- the qualifications and experience of key members of the engagement team, including the lead engagement partner, for the audit of Verizon's financial statements;
- the quality of Ernst & Young's communications with the Committee regarding the conduct of the audit, and with management with respect to issues identified in the audit;
- external data on audit quality and performance of, including recent Public Company Accounting Oversight Board (PCAOB) reports on, Ernst & Young;
- the appropriateness of Ernst & Young's fees for audit and non-audit services, on both an absolute basis and as compared to its peer firms; and
- Ernst & Young's reputation for integrity and competence in the fields of accounting and auditing.

In addition, in order to facilitate continuing auditor independence, the Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. The Committee oversees the routine, mandated rotation of Ernst & Young's personnel and is directly involved in the selection of Ernst & Young's lead engagement partner.

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The Committee has established policies and procedures regarding pre-approval of services provided by the independent registered public accounting firm and is responsible for negotiating the audit fees associated with the engagement. At the beginning of the fiscal year, the Committee pre-approves the engagement of the independent registered public accounting firm to provide audit services based on fee estimates. The Committee also pre-approves proposed audit-related services, tax services and other permissible services based on specified project and service details, fee estimates and aggregate fee limits. The Committee receives a report at each meeting on the status of services provided or to be provided by the independent registered public accounting firm and approves the related fees. The Committee pre-approved all of Ernst & Young's 2024 fees and services.

The affirmative vote of a majority of the shares cast at the 2025 annual meeting of shareholders (the "Annual Meeting") is required to ratify the reappointment of Ernst & Young for the 2025 fiscal year. The Committee believes that continuing to retain Ernst & Young to serve as Verizon's independent registered public accounting firm is in the best interests of Verizon and our shareholders. If this appointment is not ratified by the shareholders, the Committee will reconsider its decision. One or more representatives of Ernst & Young will join the Annual Meeting. They will have an opportunity to make a statement and will be available to respond to appropriate questions.

 **The Board of Directors recommends that you vote FOR ratification.**

Audit Committee Report

In the performance of our oversight responsibilities, the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm Verizon's audited financial statements for the year ended December 31, 2024, and the effectiveness of Verizon's internal control over financial reporting as of December 31, 2024.

The Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the SEC, the NYSE, Nasdaq, and PCAOB Auditing Standard No. 1301, *Communications with Audit Committees.*

The Committee has received written disclosures and a letter from the independent registered public accounting firm consistent with applicable Public Company Accounting Oversight Board requirements for independent registered public accounting firm communications with audit committees concerning independence, and has discussed with the independent registered public accounting firm its independence.

The Committee discussed with the internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Committee met with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Verizon's internal controls, and the overall quality of Verizon's financial reporting.

The Committee has assessed and discussed with management Verizon's significant business risk exposures and overseen management's programs and policies to monitor, assess and manage such exposures. The Committee also periodically monitored and evaluated the primary risks associated with particular business units and functions.

Based on the reviews and discussions referred to above, in reliance on management and the independent registered public accounting firm, and subject to the limitations of our role, the Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the financial statements referred to above in Verizon's Annual Report on Form 10-K for the year ended December 31, 2024.

The Committee reviewed the independent registered public accounting firm's performance, qualifications and tenure, the qualifications of the lead engagement partner, management's recommendation regarding retention of the firm, and considerations related to audit firm rotation, as discussed further on page 57. Based on that review, the Committee reappointed the independent registered public accounting firm for fiscal year 2025.

Respectfully submitted,

The Audit Committee

Roxanne Austin, Chair
Shellye Archambeau
Clarence Otis, Jr.

March 18, 2025

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**Stock
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Additional
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Stock ownership

Security ownership of certain beneficial owners and management

Principal shareholders

On March 4, 2025, there were approximately 4.22 billion shares of Verizon common stock outstanding. Each of these shares is entitled to one vote. The following table sets forth information about persons we know to beneficially own more than five percent of the shares of Verizon common stock, based on our records and information reported in filings with the SEC. To the extent that information in the table is based on information contained in an SEC filing, it is accurate only as of the date referenced in the filing.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	350,035,321 shares	8.3%
BlackRock, Inc.[2] 50 Hudson Yards New York, New York 10001	348,127,746 shares	8.3%

[1] This information is based on a Schedule 13G filed with the SEC on February 13, 2024 by The Vanguard Group, setting forth information as of December 31, 2023. The Schedule 13G states that The Vanguard Group has sole voting power with respect to 0 shares, shared voting power with respect to 5,328,452 shares, sole dispositive power with respect to 331,488,432 shares, and shared dispositive power with respect to 18,546,889 shares.

[2] This information is based on a Schedule 13G filed with the SEC on February 6, 2024 by BlackRock, Inc., setting forth information as of December 31, 2023. The Schedule 13G states that BlackRock, Inc. has sole voting power with respect to 314,816,843 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 348,127,746 shares, and shared dispositive power with respect to 0 shares.

Director and executive officer stock ownership requirements

Verizon requires that all Directors and executive officers maintain the significant stock ownership levels shown to the right, in order to align their interests with those of our shareholders.

Executive officers, including the CEO, are required to attain these stock ownership levels within five years of assuming their leadership roles, and Directors are required to do so within four years of joining the Board.

To determine whether a Director or executive officer meets the required share ownership level, shares of common stock held directly, through a broker, or in the Verizon tax-qualified savings plan or non-qualified deferred compensation plans are included in the calculation. This calculation does not include any unvested RSUs or PSUs granted to an executive officer. Share equivalents credited to a Director's or an executive officer's account under the Verizon non-qualified deferred compensation plans are included because they create the same exposure for Directors and executive officers to Verizon, the same alignment with shareholders' interests, and the same incentives to drive the Company's success as stock held directly or through a broker.

Each of the Directors and named executive officers is in compliance with the stock ownership guidelines, or on track to meet them within the required period.

7x
base salary
for the CEO

4x
base salary
for other named
executive officers

5x
**cash component of
annual retainer**
for Directors

Directors and executive officers

The following table shows the number of shares of Verizon common stock beneficially owned by, as well as the total stock-based holdings of, each of the named executive officers, each Director, and all executive officers and Directors as a group as of March 4, 2025. The aggregate number of shares beneficially owned by executive officers and Directors represents less than one percent of the total number of outstanding shares of Verizon common stock. Unless we indicate otherwise, each individual has sole voting and/or investment power with respect to the shares.

Named executive officers	Stock[1]	Total stock-based holdings[2]
Hans Vestberg*	564,793	1,468,815
Anthony Skiadas	120,235	488,418
Sowmyanarayan Sampath	141,150	593,535
Kyle Malady	59,915	555,447
Vandana Venkatesh	37,269	230,100
Craig Silliman**	89,142	451,931

Directors		
Shellye Archambeau	0	59,848
Roxanne Austin	0	24,737
Mark Bertolini	225	53,357
Vittorio Colao	0	12,775
Caroline Litchfield	0	1,200
Laxman Narasimhan	248	21,827
Clarence Otis, Jr.	3,000	136,500
Daniel Schulman	0	34,011
Rodney Slater	0	89,628
Carol Tomé	52	17,213
All of the above and other executive officers as a group[3]	1,050,282	4,340,478

What are "total stock-based holdings"?

The "Total stock-based holdings" column shows the total economic exposure that the Directors and executive officers have to Verizon common stock. In addition to shares of common stock beneficially held, which are included in the "Stock" column, our Directors and executive officers have interests in other stock-based units under Verizon deferred compensation plans and stock-based long-term incentive awards. We include these interests in the "Total stock-based holdings" column because they create the same exposure for Directors and executive officers to Verizon, the same alignment with shareholders' interests, and the same incentives to drive the Company's success.

* Mr. Vestberg also serves as a Director.

** Mr. Silliman separated from Verizon on December 20, 2024.

[1] The "Stock" column includes direct and indirect holdings of common stock, including shares held in Verizon's employee savings plan. The amounts in this column for Mr. Bertolini and Ms. Tomé include shares held by foundations. No shares are pledged as security.

[2] The "Total stock-based holdings" column includes, in addition to shares listed in the "Stock" column, stock-based units under deferred compensation plans and stock-based long-term incentive awards, which may not be voted or transferred.

[3] Does not include shares held by Mr. Silliman, who ceased to be an executive officer as of July 1, 2024.

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Items 4 – 6
Shareholder proposals

We have been advised that the shareholders submitting the proposals or their representatives intend to present the following proposals at the Annual Meeting. The statements contained in the proposals and supporting statements are the sole responsibility of the respective proponents. We have printed the proposals as they were submitted. The proposals may contain assertions about Verizon or other matters that Verizon believes are incorrect, but we do not attempt to refute all of those assertions. The addresses of the proponents are available upon written request to the Assistant Corporate Secretary at the address specified under "Contacting us."

Item 4: Climate lobbying alignment

Trillium ESG Global Equity Fund, owner of shares of Verizon's common stock worth at least $25,000, proposes the following:

CLIMATE LOBBYING ALIGNMENT

WHEREAS: In its 2023 10-K, Verizon acknowledges that the physical impacts of climate change could cause considerable damage to its infrastructure, disrupt service, and interrupt the flow of products and services from key suppliers. It notes the latter could lead to financial results that "differ materially" from those in its forward-looking statements.

Hurricanes Helene and Milton are examples of climate change enhanced events that caused considerable damage to Verizon's networks, leading to widespread cell and internet outages.[1,2,3] As global temperatures rise, the frequency and intensity of severe weather have the potential to hamper Verizon's ability to do business and deliver core customer services.[4]

Verizon identifies climate change as a high priority issue[5] and has set goals to reduce its operational greenhouse gas emissions by 53% by 2030 and value chain emissions by 40% by 2035. It is also pressing its high-impact value chain companies to adopt aggressive emissions reduction targets. While targets are critical, physical and transition risks associated with climate change will very likely continue beyond 2030. One of Verizon's most effective tools to mitigate future infrastructure damage is its public policy advocacy to help scale policies that accelerate adoption of low carbon energy and facilitate resiliency, extreme physical risk mitigation, and economywide decarbonization.

Yet, Verizon rarely discloses its climate public policy priorities and risks reputational damage[6] and contributing to systemic risk[7] by funding organizations lobbying against climate legislation. It is a member of several industry associations that actively impede adoption of critical climate policies, including the National Association of Manufacturers,[8] Business Roundtable,[9] and California Chamber of Commerce.[10]

Currently, Verizon's disclosures do not adequately inform investors about how it ensures its direct and indirect lobbying supports and aligns with its enterprise-wide decarbonization goals and strategies. Many companies are now issuing climate lobbying disclosures to better inform investors, including Unilever[11] and Enel[12] as leading examples.

RESOLVED: Shareholders request the Board of Directors analyze and report to shareholders annually (at reasonable cost and omitting confidential information) on whether and how Verizon is aligning its lobbying and policy influence activities and positions, both direct and indirect (through trade associations, coalitions, alliances, and other organizations) with its climate targets and commitments, including the activities and positions analyzed, the criteria used to assess alignment, and involvement of stakeholders, if any, in its analytical process.

In evaluating the degree of alignment between its decarbonization goals and its lobbying, Verizon should consider not only its policy positions and those of organizations of which it is a member but also the actual lobbying activities, such as legislative comment submissions.

The proponent believes this request is consistent with investor expectations described in the *Global Standard on Responsible Climate Lobbying*,[13] a valuable resource for implementation.

1   https://www.axios.com/2024/10/15/climate-change-role-helene-milton-hurricanes

2   https://www.usatoday.com/story/news/nation/2024/10/05/hurricane-helene-aftermath-cell-service/74471438007/

3   https://www.newsweek.com/verizon-down-home-internet-outage-issues-today-1967247

4   https://science.nasa.gov/climate-change/effects/

5   https://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf#page=11

6   https://corpgov.law.harvard.edu/2023/07/24/greenwashing-navigating-the-risk/

7   https://www.lse.ac.uk/granthaminstitute/wp-content/uploads/2022/02/Company-lobbying-and-climate-change_good-governance-for-Paris-aligned-outcomes.pdf

8   https://lobbymap.org/influencer/National-Association-of-Manufacturing-NAM

9   https://corpgov.law.harvard.edu/2022/12/12/how-companies-are-and-arent-leading-on-climate-policy/

10 https://lobbymap.org/influencer/California-Chamber-of-Commerce-5bd0824487d9cdacdc577e0af93089ed#:~:text=Previously%2C%20during%20the%202021%20legislative,261's%20emissions%20reductions%20targets%20for

11 https://www.unilever.com/files/unilever-climate-policy-engagement-review.pdf

12 https://www.enel.com/content/dam/enel-com/document1/investiton/sostenibilita/2023/enel-engagement-associations-involved-climate-policy-advocacy-2023.pdf

13 https://climate-lobbying.com/wp-content/uploads/2022/03/2022_global-standard-responsible-climate-lobbying_APPENDIX.pdf



The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:

Verizon is committed to responsible engagement in the political process, and we maintain a strong reputation for responsible political spending with a ranking as a "Trendsetter" in the CPA-Zicklin Index of Corporate Political Disclosure and Accountability. We have put robust policies, governance, oversight, and transparency in place to align our political engagement activities with our business strategy and policy priorities, and to mitigate reputational risk. The Board believes that the additional report requested by the proponent, which would focus on a single issue and contain much of the same information we already disclose, would not provide value to shareholders.

Verizon is affected by a wide variety of government policies that significantly impact our business. Given the highly regulated, highly competitive nature of our industry, it is crucial that Verizon participates actively in the political process. Our Political Engagement Report sets out our public policy priorities, which are mission-critical to our business and include maintaining the United States' leadership in 5G, ensuring access to licensed spectrum, and the affordability of and access to broadband services that will help narrow or eliminate the digital divide. Other companies, including Verizon's competitors, often have opposing views on these critical policy issues, and some of those companies are among the most active political contributors in this space.

We engage in direct lobbying (through Verizon's government affairs employees) and indirect lobbying (through outside consultants) at all levels of government to advocate for policy priorities that impact our customers, employees, and shareholders. We also make our voice heard through participation in trade associations and by supporting advocacy organizations. Verizon supports these organizations for a variety of reasons, ranging from our interest in the community, access to industry expertise, or common goals and interests on key strategic policy and business issues. We recognize that we may not always agree with every position of each organization or its other members, including relating to sustainability matters, and these groups often have a diversity of members, interests, and viewpoints that may not always reflect Verizon's beliefs or priorities. In order to mitigate reputational risks associated with our engagement with these organizations, we regularly review our participation in these organizations to confirm ongoing alignment with our corporate priorities and goals. When we disagree with a position of an organization we support, we communicate our concerns through the senior executives that interact with these organizations.

We are aware of the potential impacts to our networks and our business as the climate changes. We have set long-term goals and interim targets to address climate-related risks, and we are mobilizing our resources, partnerships and people to help protect the planet for future generations. We engage with external organizations, such as the Clean Energy Buyers Association and the Corporate Electric Vehicle Alliance, as part of these efforts.

The Corporate Governance and Policy Committee oversees Verizon's sustainability strategy and our public policy engagement. The Committee receives a comprehensive report and briefing on our political activities at least annually and also reviews the company's progress and engagement on our responsible business activities at least annually. Our Responsible Business Report, TCFD Report, and other reporting provides information about how we understand and manage the risks and opportunities associated with climate change. Our semi-annual Political Engagement Report **(https://www.verizon.com/about/investors/political-contributions-report-archive)** discusses our policy priorities and lobbying activity and provides information about our Public Policy organization's significant memberships in trade associations and issue advocacy organizations (501(c)(4) and 501(c)(6) organizations).

Verizon is committed to environmental sustainability and responsible political spending, and we regularly report on our activities and efforts in these areas. We have rigorous processes in place to govern and oversee our sustainability strategy and our political engagement activities and memberships. As a result, the Board believes that the additional report requested by the proponent will not further shareholder interests.

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Item 5: Lead-sheathed cable report

The Association of BellTel Retirees Inc., owner of 214 shares of Verizon's common stock, proposes the following:

Study and Report to Shareholders on Lead-Sheathed Cables

Resolved: The shareholders request that Verizon Communications undertake a comprehensive independent study and publicly release an independent report by December 2025 to demonstrate that Verizon has assessed all potential hazards related to lead-sheathed cables, including a comprehensive mapping of the locations impacted and conclusions on the potential cost of remediation, along with the most responsible and cost-effective ways to prioritize remediating sites posing a risk to public health.

SUPPORTING STATEMENT

In July 2023 *The Wall Street Journal* published a major report stating that telecommunications companies "have left behind a sprawling network of cables covered in toxic lead that stretches across the U.S., under the water, in the soil and on poles overhead." The story continued: "As the lead degrades, it is ending up in places where Americans live, work and play."

The *Journal* noted that the former AT&T laid lead-sheathed cables up until the 1960s, when the industry began using plastic sheathing and then fiber optic cables. However, lead-sheathed cables remained in place.

These disclosures sparked public health and environmental concerns as to employees who worked regularly with lead-sheathed cables and as to communities where lead, a toxic metal, can contaminate soil and water.

A former EPA official said the *Journal* findings suggest that buried cables could pose a significant problem "everywhere," and "you're not going to know where it is in a lot of places." An environmental public health professor stated that this "new uncontrolled source of lead" may help explain "why children continue to have lead in their blood," adding: "We never knew about it so we never acted on it, unlike lead in paint and pipes."

These revelations prompted action by regulators and demands for action from elected officials. Verizon's initial response was that "[w]e take the matter seriously," that lead-sheathed cables are "a small percentage" of our copper network, and that the likelihood of lead exposure was "low."

Disclosures since that time have been limited. In September 2023 Verizon disclosed the results of tests at three sites covered in the *Journal* report, with the conclusion that there "is not a public health hazard." In early 2024, the *Journal* reported that an EPA investigation found lead levels above the regulator's safety guideline for children at some phone lead cable sites, and the agency sought data from Verizon and AT&T.

As of November 2024, Verizon has provided no further details. In our view, the issue is too important to slip from public view. Lead remediation efforts in other industries have dragged on for years, and we believe that Verizon should be ahead of the curve.

Apart from the public health and environmental concerns, the issue presents significant concerns for investors. A 2023 analysis by New Street Research estimated that remediation could cost between $10-$26 billion, although government programs may play a role. We believe that the topic warrants the comprehensive and independent examination recommended here.

 **The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:**

We take the health and safety of our communities and of our workforce very seriously. Lead-sheathed infrastructure makes up a small percentage of our network and the industry began moving away from installing new lead-sheathed cable by the 1950s. When we became aware of claims in the Wall Street Journal related to lead-sheathed cables, we took immediate action to address the claims, with the health and safety of our employees and communities at the core of our efforts.

We engaged an external team of experts to support our internal team in assessing the facts, including working with a third-party expert to conduct testing and publicly releasing the results in 2023 **(https://www.verizon.com/about/news/verizon-reports-lead-test-results-continues-work-epa)**. We also have reviewed our network architecture to determine where lead-sheathed cables remain. At the same time, we began working closely with the EPA and state environmental agencies to address the situation. We are continuing to work with those agencies to determine next steps regarding our lead-sheathed cable infrastructure. All of these actions are being taken at the direction of and with the close oversight of our Board of Directors.

Given the fact that we have been proactively addressing the situation since it was first raised and that we are working closely with the relevant regulatory agencies to determine appropriate next steps, the Board believes that additional efforts outside the structure of our current regulatory engagement could be duplicative or interfere with that engagement and would not provide value to shareholders.

Item 6: Discrimination in advertising services

American Family Association, owner of 530 shares of Verizon's common stock, proposes the following:

Respect Civil Liberties in Advertising Services

Whereas: Verizon is a global brand with immense influence and ad-buying power. It should be advertising in ways that support its competitive interests and build its reputation for serving its diverse customers.

But recent reports have shown that it colluded with the world's largest advertising buyers, agencies, industry associations, and social media platforms through the Global Alliance for Responsible Media[1] to demonetize platforms, podcasts, news outlets, and others for expressing disfavored political and religious viewpoints.

A product of the World Federation of Advertisers, GARM was formed in 2019 and quickly amassed tremendous market power. WFA members represent about 90% of global advertising, spending nearly a trillion dollars annually.[2]

GARM's express mission was to "do more to address harmful and misleading media environments," specifically "hate speech, bullying and disinformation," all under the guise of "brand safety."[3] GARM leader Rob Rakowitz explained that the "whole issue bubbling beneath the surface" of the advertising industry and digital platforms is the "extreme global interpretation of the US Constitution."[4]

GARM graded platforms on how much they censored using the above terms as well as terms like "insensitive" or "irresponsible" treatment of "debated sensitive social issues."[5] The 2024 Viewpoint Diversity Business Index[6] found that 76% of the largest tech and finance companies have similarly vague and subjective terms. These terms encourage companies – and activists like GARM – to restrict service for arbitrary and discriminatory reasons and let them avoid accountability by hiding censorship behind vague and shifting standards.

For its part, GARM promoted hyper-partisan and censorial groups like the Global Disinformation Index and NewsGuard, which smear many mainstream outlets as "disinformation."[7] GARM threatened Spotify because Joe Rogan promoted views it disagreed with on COVID-19. And it infamously boycotted X because Elon Musk loosened some of the platform's censorship restrictions[8]

GARM disbanded shortly after public pressure and a lawsuit from X in 2024,[9] which ironically evinces how brand-damaging these practices are. But these censorious practices are still prevalent. Many of the "Big Six" advertising agencies that were all a part of GARM, for example, maintain similar policies.[10]

These policies and Verizon's actions create legal exposure under antitrust and anti-discrimination laws.

Verizon needs to rebuild trust by providing transparency around these policies and practices. This will assure customers, shareholders, and others that it is protecting, not targeting, free speech and religious freedom.

Resolved: Shareholders request the Board of Directors of Verizon conduct an evaluation and issue a report within the next year, at reasonable cost and excluding proprietary information and confidential information, evaluating how it oversees risks related to discrimination against ad buyers and sellers based on their political or religious status or views.

1   https://1792exchange.com/spotlight-reports/corporate-bias-ratings/?c_id=992
2   https://dw-wp-production.imgix.net/2024/07/2024-07-10-GARMs-Harm-How-the-Worlds-Biggest-Brands-Seek-to-Control-Online-Speech.pdf
3   https://wfanet.org/knowledge/item/2019/06/18/Global-Alliance-for-Responsible-Media-launches-to-address-digital-safety
4   https:// dw-wp-production.imgix.net/2024/07/2024-07-10-GARMs-Harm-How-the-Worlds-Biggest-Brands-Seek-to-Control-Online-Speech.pdf
5   https://wfanet.org/knowledge/item/2023/08/23/New-insights-on-platform-safety-trends-through-GARMs-latest-measurement-report
6   https://viewpointdiversityscore.org/business-index
7   https://dw-wp-production.imgix.net/2024/07/2024-07-10-GARMs-Harm-How-the-Worlds-Biggest-Brands-Seek-to-Control-Online-Speech.pdf
8   https://foundationforfreedomonline.com/censorship-industry-garm-members-receive-billions-in-federal-contracts/
9   https://www.nytimes.com/2024/08/08/technology/elon-musk-x-advertisers-boycott.html
10 https://foundationforfreedomonline.com/censorship-industry-garm-members-receive-billions-in-federal-contracts/

Proxy
summary   Governance   Executive
compensation   Audit
matters   Stock
ownership   **Shareholder
proposals**   Additional
information

 **The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:**

Verizon's brand is one of our most valuable assets, and our brand safety efforts are designed to protect this critical asset. Decision making related to brand safety is not based on the political or religious views of potential business partners, channels, or platforms.

Rather, we choose marketing partners, channels, and platforms based on a variety of business factors, including our advertising budget, the effectiveness of advertising on different platforms, the ability to reach our intended audiences, and potential impacts on our brand.

In order to prevent harm to our brand, we have put brand safety policies into place to address placement of Verizon's marketing assets alongside different types of content, including user-generated content, that create risks to our brand. Brand safety decisions are not based on the political or religious views of potential business partners, channels, or platforms. Our commitment to non-discrimination is included in our Code of Conduct and applies across our business and in our interactions outside of the company. All Verizon employees receive mandatory training on the Code of Conduct at their time of hire and its provisions are continually reinforced through annual training and periodic communications.

Our brand safety policies and practices are necessary to protect our brand, maintain our customers' confidence in us, and grow our business. Because we are already transparent about our policy and approach, which are aligned with our commitment to non-discrimination, the Board does not believe that the report requested by the proponents would provide further value to shareholders.

Additional information

Additional information about our annual meeting

Our meeting details

Date, time and virtual meeting site
Thursday, May 22, 2025
10:00 AM, Eastern Daylight Time

The meeting will be held virtually via the internet at **meetnow.global/VZ2025**, where you will be able to vote electronically and submit questions during the meeting.

How to participate in the virtual Annual Meeting
Only Verizon shareholders as of the record date, March 24, 2025, may attend the Annual Meeting. You will need a control number to gain access to the meeting. The way you obtain this control number depends on how you hold your shares, as described below:

Registered shares. If you are a registered shareholder, your control number can be found on your proxy card, Notice of Internet Availability, or email that you received. You do not need to register to attend the meeting.

Verizon savings plan shares. If you hold shares in a current or former Verizon savings plan, your control number can be found on the proxy card, Notice of Internet Availability, or email that you received. You do not need to register to attend the meeting. You may attend the virtual meeting and submit questions, but please note that, as described in greater detail on page 70, your vote must be received before the close of business on May 19, 2025, and accordingly, you will not be able to vote your savings plan shares at the meeting.

Street name shares. If you hold your shares through a bank, broker or other institution, you must register via either of the two options below.

- **Registration in advance of the Annual Meeting.** To register in advance, you will need to provide your name, email address and a legal proxy from your bank or broker reflecting your Verizon stock holdings on the record date. Requests for registration should be directed to Computershare either by email to **legalproxy@computershare.com** (forwarding the email from your broker granting you a legal proxy, or attaching an image of your legal proxy), or by mail to Computershare, Verizon Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001. Computershare must receive your request no later than 5:00 p.m., Eastern Daylight Time, on May 19, 2025. Please include "Legal Proxy" in the subject line of your email or request by mail. You will receive a confirmation email from Computershare of your registration that contains a control number you can use to access the meeting.
- **Registration at the Annual Meeting.** We have arranged for an online registration solution to allow street name shareholders to register at the Annual Meeting provided that their bank or broker is part of this industry solution. We expect that the vast majority of street name shareholders will be able to fully participate using the control number received with their voting instruction form. Please note, however, that this option is being provided as a convenience to street name shareholders only. There is no guarantee that this option will be available for every type of street name shareholder voting control number, and the inability of a street name shareholder to register at the Annual Meeting using this option shall in no way impact the validity of the Annual Meeting. Please contact your bank or broker if you wish to confirm whether they are part of this industry solution. If they are not part of this industry solution, you will not be able to use the control number received from them to register at the Annual Meeting and will need to register in advance as described above.

Online check-in will start approximately 15 minutes before the meeting begins on May 22, 2025, and we encourage you to log in early to ensure sufficient time to complete the check-in procedures. If you need technical support to access the meeting, please call 1-888-724-2416. Technicians will be available to assist you. Technical support will be available through the conclusion of the meeting.

We intend to run the virtual meeting in a manner that will offer shareholders comparable rights and opportunities to participate as they would have during an in-person meeting. You will be able to vote your shares electronically during the meeting by clicking on the Vote icon (except for Verizon savings plan shares, as described in greater detail below), and the meeting will include a question and answer session. Questions may be submitted during the meeting through the meeting site, **meetnow.global/VZ2025**, after logging in with your control number, as described above, and clicking on the Q&A icon. In addition, registered shareholders, Verizon savings plan participants and holders of street name shares who have registered with Computershare in advance of the Annual Meeting as described above may submit questions beginning three days before the meeting date by going to **meetnow.global/VZ2025** and clicking on the Q&A icon. Questions and comments relating to company affairs and meeting matters will be addressed during the meeting as time allows. Submissions relating to personal customer service matters will be referred to the appropriate department within the company. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition and allow time for additional question topics.

This proxy statement and the 2024 Annual Report on Form 10-K are available at **www.edocumentview.com/vz**.

If you are a registered holder, you can also view or download these materials when you vote online at **www.envisionreports.com/vz**.

Our voting procedures and results

Who may vote?

Shareholders of record as of the close of business on March 24, 2025, the record date, may vote at the meeting. As of March 24, 2025, there were approximately 4.29 billion shares of common stock outstanding and entitled to vote.

How do I vote my shares?

Registered shares. If you hold your shares in your own name, you may vote by proxy in four convenient ways:



Online

Go to **www.envisionreports.com/vz** and follow the instructions. You will need to enter certain information that is printed on your proxy card or Notice of Internet Availability of Proxy Materials or included in your email notification. You can also use this website to elect to be notified by email that future proxy statements and annual reports are available online instead of receiving printed copies of those materials by mail.

Phone

Call toll-free 1-800-652-VOTE (8683) within the United States, U.S. territories and Canada, and follow the instructions. You will need to provide certain information that is printed on your proxy card or Notice of Internet Availability of Proxy Materials or included in your email notification.

Mail

Complete, sign and date your proxy card and return it in the envelope provided.

At the virtual meeting

You may vote electronically while attending the virtual meeting by clicking on the Vote icon, as long as your shares are not held through the Verizon savings plan and you follow any applicable instructions.

Verizon savings plan shares. If you are or were an employee and hold shares in a current or former Verizon savings plan, the proxy that you submit will provide your voting instructions to the plan trustee. You may vote online, by telephone or by returning the proxy card in the envelope provided. You may attend the virtual Annual Meeting, but you cannot vote your savings plan shares during the meeting. If you do not submit a proxy, the plan trustee will vote your plan shares in the same proportion as the shares for which the trustee receives voting instructions from other participants in that plan. To allow sufficient time for the savings plan trustees to tabulate the vote of the plan shares, your vote must be received before the close of business on May 19, 2025.

Street name shares. If you hold shares through a bank, broker or other institution, you will receive material from that firm explaining how to vote.

How does voting by proxy work?

The Board is soliciting your proxy. By giving us your proxy, you authorize the proxy committee to vote your shares in accordance with the instructions you provide. You may vote for or against any or all of the Director candidates and any or all of the other proposals. You may also abstain from voting.

Your proxy provides voting instructions for all Verizon shares that are registered in your name on March 24, 2025, and all shares that you hold in a current or former Verizon savings plan or in your Verizon Direct Stock Purchase and Dividend Reinvestment Plan account.

If you return your signed proxy card but do not specify how to vote, the proxy committee will vote your shares in favor of the Director candidates listed on the proxy card, in favor of the advisory vote to approve executive compensation and in favor of the ratification of the independent registered public accounting firm. Unless instructed otherwise, the proxy committee will vote your shares against each of the shareholder proposals. The proxy committee also has the discretionary authority to vote your shares on any other matter that is properly brought before the Annual Meeting.

Can I change my vote?

Registered shares. If you hold your shares in your own name, you can revoke your proxy before it is exercised by delivering a written notice to the Assistant Corporate Secretary at the address provided under "Contacting us." You can change your vote by voting again online or by telephone or by returning a later-dated proxy card to Computershare Trust Company, N.A. at the address provided under "Contacting us." Your changed vote must be received before the polls close at the Annual Meeting. You can also change your vote by voting electronically during the virtual meeting.

Verizon savings plan shares. If you hold shares in a current or former Verizon savings plan, you can change your voting instructions for those shares by voting again online or by telephone or by returning a later-dated proxy card to Computershare Trust Company, N.A. at the address provided under "Contacting us." To allow sufficient time for the savings plan trustees to tabulate the vote of the plan shares, your changed vote must be received before the close of business on May 19, 2025.

Street name shares. If you hold your shares through a bank, broker or other institution, you can change your voting instructions for those shares by voting again online or by telephone. Please check with that firm for additional instructions on how to revoke your proxy or change your vote. You can also change your vote by voting electronically during the virtual meeting by clicking on the Vote icon.

What vote is required to elect a Director or approve a proposal?

Directors are elected by a majority of the votes cast in an uncontested election. The affirmative vote of a majority of the votes cast is required to approve each of the other management and shareholder proposals.

In order to officially conduct the meeting, we must have a quorum present. This means that at least a majority of the outstanding shares of Verizon common stock that are eligible to vote must be represented by attending the virtual meeting or by proxy. If a quorum is not present, we will reschedule the Annual Meeting for a later date.

How are the votes counted?

Each share is entitled to one vote on each Director nominee and on each matter presented at the Annual Meeting. Shares owned by Verizon, which are called treasury shares, do not count toward the quorum and are not voted.

Abstentions. We do not count abstentions in determining the total number of votes cast on any item, and under applicable law, abstentions are not considered shares voted. We only count abstentions in determining whether a quorum is present. This means that abstentions have no effect on the election of Directors or on the outcome of the vote on any other proposal.

Failures to vote. Failures to vote will have no effect on the election of Directors or on the outcome of the vote on any other proposal.

Broker non-votes. Broker non-votes will have no effect on the election of Directors or on the outcome of the vote on any other proposal.

Is my vote confidential?

It is our policy to maintain the confidentiality of proxy cards, ballots, and voting tabulations that identify individual shareholders, except where disclosure is required by law and in other limited circumstances.

Where can I find the voting results of the Annual Meeting?

We will report the voting results on a Current Report on Form 8-K filed with the SEC no later than May 29, 2025. We will also post the voting results on the Corporate Governance section of our website at www.verizon.com/about/investors/corporate-governance promptly after the meeting.

Who tabulates and certifies the vote?

Computershare Trust Company, N.A. will tabulate the vote, and independent inspectors of election will certify the results.

Proxy materials

May I receive my materials electronically?

We encourage shareholders to sign up for electronic delivery of future proxy materials.

- Registered shareholders may sign up when voting online at www.envisionreports.com/vz.
- If your shares are held by a bank, broker or other institution, follow the instructions provided by that firm.
- If you are a registered shareholder and have enrolled in Computershare's Investor Center, you may sign up by accessing your account at www.computershare.com/verizon and clicking on "Update Profile" and then "Communication Preferences."

Once you sign up for electronic delivery, you will no longer receive a printed copy of the proxy materials unless you specifically request one. Each year you will receive an email explaining how to access the proxy materials online as well as how to vote your shares online. If you are a registered shareholder, you may suspend electronic delivery of the proxy materials at any time by accessing your account through Computershare's Investor Center at www.computershare.com/verizon and clicking on "Update Profile" and then "Communication Preferences." If your shares are held by a bank, broker or other institution, and you wish to suspend electronic delivery, follow the instructions provided by that firm.

There are several shareholders at my address. Why did we receive only one set of proxy materials?

For registered shareholders, we employ a procedure called "householding" that was approved by the SEC. This means that we send only one notice or one proxy statement and 2024 Annual Report on Form 10-K to any registered shareholders sharing the same last name and home address, regardless of how many shareholders reside at that address, unless a shareholder submits a request to Computershare to receive individual copies using one of the methods shown under "Contacting us."

If you would like to receive individual copies of the proxy materials, we will provide them promptly. Please send your request to Computershare using one of the methods shown under "Contacting us." Householding does not apply to shareholders who have signed up for electronic delivery of proxy materials.

How can I request a single set of proxy materials for my household?

If you are a registered shareholder and you are receiving more than one set of proxy materials, please contact Computershare by one of the methods shown under "Contacting us" to request a single set. This request will become effective approximately 30 days after receipt and will remain in effect for future mailings unless you or another registered shareholder within your household changes the instruction or provides Computershare with a new mailing address.

If you hold your shares through a broker, bank or other institution, you can contact that firm to request a single set of proxy materials from that firm.

Who is Verizon's proxy solicitor?

Innisfree M&A Incorporated is helping us distribute proxy materials and solicit votes for a base fee of $30,000, plus reimbursable expenses and customary charges. In addition to solicitations by mail, Verizon employees and the proxy solicitor may solicit proxies in person or by telephone. Verizon will bear the cost of soliciting proxies.

Shareholder proposals

How do I submit a shareholder proposal to be included in the proxy statement for next year's annual meeting of shareholders?

Any shareholder may submit a proposal to be included in the proxy statement for the 2026 annual meeting of shareholders by sending it to the Assistant Corporate Secretary at Verizon Communications Inc., 1095 Avenue of the Americas, New York, New York 10036. We must receive the proposal no later than December 8, 2025. We are not required to include any proposal in our proxy statement that we receive after that date or that does not comply with applicable SEC rules.

How do I nominate a Director to be included in the proxy statement for next year's annual meeting of shareholders?

Under the "proxy access" provisions of our bylaws, any shareholder or group of up to 20 shareholders who have maintained continuous qualifying ownership of at least 3% or more of Verizon's outstanding common stock for at least the previous three years may include a specified number of Director nominees in our 2026 proxy materials. The bylaws require that the shareholder proponents:

- Notify us in writing between November 8, 2025 and December 8, 2025; and
- Provide the additional required information and comply with the other requirements contained in our bylaws.

How do I otherwise nominate a Director or bring other business before next year's annual meeting?

Under our bylaws, a shareholder may nominate an individual to serve as a Director or bring other business before the 2026 annual meeting of shareholders. The bylaws require that the shareholder:

- Notify us in writing between January 22, 2026, and February 21, 2026;
- Include his or her name, record address and Verizon share ownership;
- Update this information as of the record date and after any subsequent change; and
- Comply with all applicable requirements of Rule 14a-19 under the Securities Exchange Act of 1934.

The notice required for any such nomination must be sent to the Assistant Corporate Secretary at Verizon Communications Inc., 1095 Avenue of the Americas, New York, New York 10036. Shareholders may request a copy of the bylaw requirements by writing to the Assistant Corporate Secretary at that address.

Must a shareholder proponent appear at the virtual Annual Meeting to present his or her proposal?

A shareholder proponent or the proponent's qualified representative must attend the virtual Annual Meeting to present the proposal. Under our bylaws, in the event a qualified representative of a shareholder proponent will appear at the annual meeting to present the proposal, the shareholder proponent must provide notice of the designation, including the identity of the representative, to the Assistant Corporate Secretary at the address specified under "Contacting us" at least 48 hours prior to the meeting.

Contacting us

How to contact Verizon

If you need more information about the annual meeting or would like copies of any of the materials posted on the Corporate Governance section of our website, please write to:

Assistant Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

How to contact our transfer agent

If you are a registered shareholder, please direct all questions concerning your proxy card or voting procedures to our transfer agent, Computershare Trust Company, N.A. You should also contact Computershare if you have questions about your stock account, stock certificates, dividend checks or transferring ownership. Computershare can be reached:

By mail:

Verizon Communications Shareowner Services
c/o Computershare
P.O. Box 43006
Providence, RI 02940-3006

By telephone:

1-800-631-2355 (U.S.)
1-866-725-6576 (International)
1-800-952-9245 (hearing impaired)

By email:

verizon@computershare.com

Online:

www.computershare.com/verizon

For information about the Direct Stock Purchase and Dividend Reinvestment Plan, as well as direct deposit of your dividend, go to **www.verizon.com/about/investors/shareowner-services**.

Other business

Verizon is not aware of any other matters that will be presented at the annual meeting. If other matters are properly introduced, the proxy committee will vote the shares it represents in accordance with its judgment.

By Order of the Board of Directors,

William L. Horton, Jr.
Senior Vice President,
Deputy General Counsel and
Corporate Secretary

April 7, 2025

Appendix A

Non-GAAP Measures

The following tables reconcile our adjusted operating income and cash flows from operations for Short-Term Incentive Plan, adjusted free cash flow and earnings per share for Long-Term Incentive Plan and adjusted earnings per share for Pay versus Performance, presented on pages 27, 31 - 33, 52 and 55 to the most comparable metrics under U.S. generally accepted accounting principles (GAAP).

Operating income reconciliation for Short-Term Incentive Plan

	(dollars in billions)
Year ended December 31,	**2024**
Reported operating income	$ 28.9
Amortization of acquisition-related intangible assets	0.8
Severance	1.7
Asset and business rationalization	0.4
Legacy legal matter	0.1
Adjusted operating income*	**$ 31.7**
Adjusted operating income for Short-Term Incentive Plan*	**$ 31.7**

* May not add due to rounding.

Cash flows from operations reconciliation for Short-Term Incentive Plan

	(dollars in billions)
Year ended December 31,	**2024**
Net cash provided by operating activities	$ 36.9
Proceeds from monetization of tower assets	(2.0)
Severance payments related to Voluntary Separation Program	0.6
Adjusted cash flow from operations*	**$ 35.6**
Adjusted cash flow from operations for Short-Term Incentive Plan*	**$ 35.6**

* May not add due to rounding.

Free cash flow reconciliation for Long-Term Incentive Plan

			(dollars in billions)	
Years ended December 31,	**2022**	**2023**	**2024**
Net cash provided by operating activities	$ 37.1	$ 37.5	$ 36.9
Capital expenditures (including capitalized software)	(23.1)	(18.8)	(17.1)
Free cash flow*	$ 14.1	$ 18.7	$ 19.8
Proceeds from monetization of tower assets	–	–	(2.0)
Severance payments related to Voluntary Separation Program	–	–	0.6
Adjusted free cash flow for Long-Term Incentive Plan*	$ 14.1	$ 18.7	$ 18.4
Cumulative adjusted free cash flow for Long-Term Incentive Plan			$ 51.2

* May not add due to rounding.
Note: cumulative adjusted free cash flow represents the sum of the three years presented.

Earnings per share reconciliation for Long-Term Incentive Plan

			(per share amounts)	
Years ended December 31,	**2022**	**2023**	**2024**
Reported earnings per share	$ 5.06	$ 2.75	$ 4.14
Amortization of acquisition-related intangible assets	0.15	0.15	0.14
Early debt redemption costs	0.22	–	–
Severance, pension and benefits (credits) charges	(0.25)	0.27	0.21
Verizon Business Group goodwill impairment	–	1.37	–
Asset rationalization	–	0.09	0.07
Non-strategic business shutdown	–	0.02	–
Business transformation costs	–	0.03	–
Legal settlement	–	0.02	–
Legacy legal matter	–	–	0.02
Adjusted earnings per share*	$ 5.18	$ 4.71	$ 4.59
Cumulative adjusted earnings per share for Long-Term Incentive Plan			$ 14.48

* May not add due to rounding.
Note: cumulative adjusted earnings per share represents the sum of the three years presented.

Earnings per share reconciliation for Pay versus Performance

Years ended December 31,	2020	2021	2022	2023	2024
Reported earnings per share	$ 4.30	$ 5.32	$ 5.06	$ 2.75	$ 4.14
Amortization of acquisition-related intangible assets	0.20	0.11	0.15	0.15	0.14
Loss on spectrum licenses	0.22	0.04	–	–	–
Net early debt redemption costs	0.02	0.63	0.22	–	–
Severance, pension and benefits (credits) charges	0.33	(0.39)	(0.25)	0.27	0.21
Net (gain) loss from dispositions of assets and businesses	0.03	(0.20)	–	–	–
Verizon Business Group goodwill impairment	–	–	–	1.37	–
Asset and business rationalization	–	–	–	0.09	0.07
Non-strategic business shutdown	–	–	–	0.02	–
Business transformation costs	–	–	–	0.03	–
Legal settlement	–	–	–	0.02	–
Legacy legal matter	–	–	–	–	0.02
Adjusted earnings per share*	$ 5.10	$ 5.50	$ 5.18	$ 4.71	$ 4.59

(per share amounts)

* May not add due to rounding.

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Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036
212.395.1000





